8/25

05010732

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hanny Holdings Limited

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 2 6 2005
THOMSON FINANCIAL

FILE NO. 82- 3638 FISCAL YEAR 3-31-05

• *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dw

DAT : 8/25/05

HANNY

VISIONS AHEAD

82-3638

ARLS

3-31-05

HANNY

Annual Report 2004-2005 年年報

Hanny Holdings Limited • 錦興集團有限公司

Table of Contents | 目錄



CHAIRMAN'S STATEMENT	主席報告書	4-7
MANAGEMENT DISCUSSION AND ANALYSIS	管理層討論與分析	10-15
DIRECTORS AND SENIOR MANAGEMENT PROFILE	董事及高層管理人員簡歷	18-21
REPORT OF THE DIRECTORS	董事會報告	24-40
REPORT OF THE AUDITORS	核數師報告	41-42
CONSOLIDATED INCOME STATEMENT	綜合收益表	43
CONSOLIDATED BALANCE SHEET	綜合資產負債表	44-45
BALANCE SHEET	資產負債表	46
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY	綜合股東權益變動表	47
CONSOLIDATED CASH FLOW STATEMENT	綜合現金流量表	48-49
NOTES TO THE FINANCIAL STATEMENTS	財務報表附註	50-115
FINANCIAL SUMMARY	財務摘要	116

Solid Foundation
穩健根基

The Group develops from a solid foundation, with which growth by means of organic and merging can be easy and fast.

憑藉穩健基礎，本集團透過內部增長及合併迅速發展。



Chairman's Statement

I have pleasure to present to shareholders the 2004/2005 annual report of the Group.

BUSINESS AND OPERATIONS REVIEW

Trading Operations

The Group is proud to report that "Memorex®" currently ranks No.2 globally in CDR & DVD media sales with its DVD units growing 180% from last year. During the year, revenue growth was primarily from DVD growth and growth in the Traveldrive product line. Although DVD revenue growth was hampered by a nearly 50% decrease in ASPs (Average Selling Prices), Memorex® still recorded strong profit performance. Launch of several new products in the USB Flash Category, specifically the M-Flyer USB flash drive, has been well received by the market.

North America

In North America, Memorex® recorded record revenues and operating income in FY2005. Growth in DVD and USB Flash revenues were the primary drivers of the record revenues achieved during the year. Unit sales of DVD media more than tripled in FY05 providing over 40% revenue growth in the category. Revenue growth was also fueled by aggressive expansion of its sales of USB Flash drives gaining close to 10% market share in the United States. Revenue growth in the DVD and USB Flash categories was largely offset by a decline in CD revenues on nearly 10% as the result of MP3 players and other alternatives to traditional CD usage. In the United States, according to industry trade publications, Memorex® continues to be the American market leader in DVD sales with a 28% share and CDR sales with also a 28% share. The Group expects DVD volumes to double in fiscal 2006 while CDR volumes should continue to decline at single digit rates. The Group continues to expand our presence in Latin America through distribution channels. Memorex® products have been successfully placed in Office Depot and Walmart Mexico by our distributor. Memorex® continues to be the top brand among the largest retailers in North America. The Group currently has one or more of our products in 100% of the top ten retailers and over 90% of the top 25 consumer electronics retailers in the United States.

主席報告書

本人欣然向股東提呈本集團之二零零四／二零零五年度年報。

業務及經營回顧

貿易業務

本集團光榮公佈「Memorex®」現時於全球一次收錄光碟及DVD媒體中銷售額排行第二，其DVD單位較去年上升180%。年內，主要由DVD增長及Traveldrive產品系列帶動收入增長。雖然DVD收入增長受平均銷售價格下跌近50%影響，Memorex®仍然錄得強勁溢利表現。市場十分歡迎USB Flash類別之若干新產品，尤以M-Flyer USB flash drive為甚。

北美

在北美，Memorex®於二零零五年財政年度錄得創新高之收入及營運收入。DVD及USB Flash收入增長為年內收入創新高之主要動力。DVD媒體之單位銷售於二零零五年財政年度增長超過三倍，為該類別提供超過40%之收入增長。收入增長亦由USB Flash drives 銷售之積極擴張帶動，於美國贏得接近10%市場佔有率。光碟收入受MP3播放器及其他傳統光碟代替品影響而下跌接近10%，抵銷DVD及USB Flash種類之大部分收入增長。於美國，根據工業貿易刊物，Memorex®繼續於DVD及一次收錄光碟銷售成為美國市場領導者，各分別擁有28%佔有率。本集團預計DVD數量將於二零零六年財政年度倍增，而一次收錄光碟數量則繼續以個位數字比率下降。本集團繼續透過分銷渠道擴張於拉丁美洲之業務。本集團之對外分銷商已成功將Memorex®產品引進Office Depot及Walmart Mexico。Memorex®繼續為北美各大零售商當中之最佳品牌。本集團於美國現有一種或以上產品佔十大零售商之100%，及消費電子產品二十五大零售商之90%以上。

Chairman's Statement

Operating margins in North America also achieved record levels. The Group's global purchasing enabled us to improve our gross margins which we continue to leverage our cost structure. During the year, the Group consolidated our Canadian operations into our U.S. operation which has yielded operating efficiencies beginning in the fourth quarter of fiscal 2005.

Europe

The European market continues to be challenging. CDR prices continue to come under pressure from a variety of competitors and directly from the disk manufacturers. In addition, levies in Italy and France have negatively impacted the retail demand for CDRs and DVDs as consumers look for alternative channels to purchase media. Significant DVD price declines in late fiscal 2004 and early fiscal 2005 caused significant inventory revaluations during fiscal 2005. On the positive side, DVD volumes more the doubled over fiscal 2004 and pricing is fairly stable. In Europe, Memorex® continues to hold its market position at number three in both DVD and CDR sales with 8.4% and 10.9% market shares respectively. The Group has continued the successful strategy of supplying key retailers on a direct basis and is currently in more the half of the top European retailers.

Asia

The Asian market continues to be emerging. During the year, we tightened controls on costs and better sourcing and were able to maintain our profitability as planned. Due to the on-going increase in media costs, sales can pick up again in FY2006. At present, the Group has distributors over Asia, namely, Japan, Singapore, Australia, New Zealand, Korea and Taiwan. Memorex® market share in Asia has been growing steadily. With close relationships with dominating suppliers in Taiwan to offer the lowest costs for Memorex® branded products as a whole and big distributors to commit forecasted order placement, Memorex®'s Asian business will further be strengthened in coming year.

主席報告書

北美之經營利潤亦達致紀錄水平。全球採購容許本集團改善毛利率，而本集團亦繼續因成本結構受惠。本集團於年內開始將加拿大業務綜合至美國業務，並因而於二零零五年財政年度第四季起產生經營效益。

歐洲

歐洲市場仍富有挑戰性。一次收錄光碟之價格仍面臨來自諸多競爭產品及直接來自光碟生產商之壓力。此外，意大利及法國實施徵稅，促使消費者尋求通過其他途徑來購買媒體產品，亦對一次收錄光碟及DVD之零售需求造成不利影響。二零零四財年末及二零零五財年初，DVD價格大跌，導致二零零五財年之存貨估價大幅下滑。利好消息方面，二零零四財年DVD存量增長逾倍，且價格保持穩定。在歐洲，Memorex®在DVD及一次收錄光碟銷售市場之市場份額仍排名第三，所佔市場份額分別為8.4%及10.9%。本集團繼續採取直接向主要零售商供貨之成功策略，目前已與歐洲半數以上頂級零售商建立業務關係。

亞洲

亞洲市場仍處於剛冒起階段。年內，本集團通過加強成本控制及改善採購，成功維持原定之利潤水平。由於媒體成本持續上漲，銷售額可於二零零六財年再度回升。目前，本集團之分銷商遍佈亞洲各地，包括日本、新加坡、澳洲、新西蘭、韓國及台灣，Memorex®於亞洲之市場份額一直穩定增長。由關係密切之台灣主導供應商作為承諾預期訂單之大型分銷商，以最低成本提供Memorex®品牌產品所需物料，Memorex®在亞洲之業務來年將進一步得到鞏固。

Chairman's Statement

主席報告書

OUTLOOK

The Group is well positioned to expand its presence around the globe. The Group believes that growth in the DVD segment more than offset any declines in the CDR market for the foreseeable future. We continue to be the market share leader in CDR and DVD media in the United States and expect to leverage that position through expanded product offerings and expanded geographic distribution. In North America and Europe our goal is to expand the products sold within our existing retailers including an expanded accessories offerings, specialty media products and USB Flash products. In particular, we believe the USB Flash products are in the early stages of consumer adoption. Recent market studies indicate that consumers have significant recognition of the Memorex® brand in this segment of the market. The Group continues to introduce and sell our USB products in a growing number of retailers in the United States, Canada and Europe. The Group expects our investments in the USB Flash business will yield significant growth in the future, and targets to achieve an equally outstanding market share leadership as it has succeeded in its CDR and DVD media products, in the coming year.

展望

本集團已準備就緒，致力在於全球各地擴大市場份額。本集團相信，於可預見之未來，DVD業務分部之增長足以彌補一次收錄光碟業務之下滑。本集團在美國一次收錄光碟及DVD媒體市場仍佔據領導地位，並期望通過擴大產品種類及地域分佈，因應市場領導地位而受惠。在北美及歐洲，本集團之目標為擴大在現有零售商網絡內銷售之產品種類，包括配件、專業媒體產品及USB Flash產品。尤其是，本集團認為USB Flash產品尚處於受消費者接納之早期階段。近期之市場研究顯示，Memorex®品牌在業內市場深受消費者歡迎。本集團將在美國、加拿大及歐洲增聘零售商，繼續推出及銷售本集團之USB產品。預計本集團對USB Flash業務之投資，日後將為本集團之增長作出重大貢獻，而其目標為於來年達致與一次收錄光碟及DVD媒體產品同樣卓越之市場領導地位。

FINAL DIVIDEND

The Board has recommended the payment of a final dividend of HK6 cents per share in cash with a scrip option (2004: HK6 cents, with a scrip option) for the year ended March 31, 2005 subject to the approval of the shareholders of the Company at the forthcoming annual general meeting ("AGM"). No interim dividend was paid by the Company during the year.

Subject to shareholders' approval at the AGM, the dividend warrants will be paid on or around Friday, October 21, 2005 in cash, with shareholders being given the option to receive shares of HK$0.01 each ("New Shares") in the Company in lieu of cash in respect of part or all of such dividend ("Scrip Dividend Scheme"). The number of New Shares will be calculated on the basis of the average of the closing prices per share of the Company on The Stock Exchange of Hong Kong Limited

末期股息

董事會建議派發截至二零零五年三月三十一日止年度之現金末期股息（可選擇以股代息）每股6港仙（二零零四年：6港仙，可選擇以股代息），惟須待本公司股東於應屆股東週年大會（「股東週年大會」）批准方可作實。本年度，本公司並無派發中期股息。

待股東於股東週年大會上批准後，股息單將約於二零零五年十月二十一日（星期五）以現金派付，就部份或全部股息而言，股東可選擇收取本公司每股面值0.01港元之股份（「新股」）以代替收取現金（「以股代息計劃」）。新股數目將按本公司股份截至二零零五年八月三十一日止三個連續交易日在香港聯合交易所有限公司（「聯交所」）之每股平均收市價計算。

Chairman's Statement

主席報告書

(the "Stock Exchange") for the three consecutive trading days ending August 31, 2005. A circular giving full details of the Scrip Dividend Scheme and a form of election will be sent to shareholders after the AGM. The Scrip Dividend Scheme is conditional upon the Stock Exchange granting the listing of and permission to deal in the New Shares to be allotted and issued.

載有以股代息計劃詳情及選擇表格之通函將於股東週年大會後寄發予股東。以股代息計劃須待聯交所批准將予配發及發行之新股上市及買賣後方能作實。

APPRECIATION

I would like to take this opportunity to express my gratitude to my fellow board members, the management and employees for their hard work and contribution to the Group in the past year.

On behalf of the Board

Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, July 22, 2005

致謝

本人謹此向各董事會成員、管理人員及僱員於過去一年之努力及對本集團作出之貢獻，深表謝意。

謹代表董事會

主席
陳國強博士

香港，二零零五年七月二十二日

Eminent Insight
高瞻遠矚

The Group thinks and plans globally.
本集團放眼世界，把握全球脈搏。



Management Discussion and Analysis

管理層討論及分析

RESULTS AND FINANCIAL REVIEW

業績及財務回顧

Results

For the year ended March 31, 2005, the Group's audited consolidated loss before minority interests was HK$99.3 million (2004: profit of HK$93.8 million), which comprised of profit from operations of HK$319.5 million (2004: HK$228.8 million), finance costs of HK$18.2 million (2004: HK$26.4 million), share of net losses of associates of HK$59.7 million (2004: HK$73.5 million), amortization of goodwill arising on acquisition of associates of HK$28.1 million (2004: HK$17.7 million), realization of negative goodwill arising on acquisition of an additional interest in an associate of HK$2.1 million (2004: Nil), net loss on disposal of subsidiaries and associates of HK$15.7 million (2004: gain of HK$10.4 million), impairment loss on goodwill arising on acquisition of an associate of HK$177.4 million (2004: Nil) and income tax expense of HK$121.6 million (2004: HK$27.8 million).

業績

截至二零零五年三月三十一日止年度，本集團之經審核未計少數股東權益前之綜合虧損為99,300,000港元（二零零四年：溢利為93,800,000港元），包括經營溢利319,500,000港元（二零零四年：228,800,000港元）、財務費用18,200,000港元（二零零四年：26,400,000港元）、應佔聯營公司虧損淨額59,700,000港元（二零零四年：73,500,000港元）、攤銷收購聯營公司產生之商譽28,100,000港元（二零零四年：17,700,000港元）、變現收購一間聯營公司額外權益產生之負商譽2,100,000港元（二零零四年：零港元）、出售附屬公司及聯營公司之虧損淨額15,700,000港元（二零零四年：收益為10,400,000港元）、收購一間聯營公司產生之商譽減值虧損177,400,000港元（二零零四年：零港元）及所得稅支出121,600,000港元（二零零四年：27,800,000港元）。

Segment Results

For trading of computer related products, segment turnover amounted to HK$3,977.7 million, increased by HK$240.4 million (6.4%) and segment result recorded HK$256.6 million, increased by HK$49.9 million (24.1%).

For trading of consumer electronic products, segment turnover amounted to HK$1,565.3 million, increased by HK$327.6 million (26.5%) and segment result recorded HK$24.8 million, increased by HK$3.0 million (13.6%).

For trading of securities, segment turnover amounted to HK$93.9 million, increased by HK$58.9 million (over 100%) and segment result recorded HK$77.3 million, increased by HK$56.5 million (over 100%).

For property development and trading, segment turnover amounted to HK$39.6 million, increased by HK$23.6 million (over 100%) and segment result recorded HK$2.1 million, decreased by HK$3.6 million (63.2%).

This year, the Group still enjoyed significant growth without lowering gross profit margin. This sales growth was due to our persistent efforts to control cost on inventory pricing, our strong and extensive business network worldwide and promotional efforts made.

分類業績

就電腦相關產品貿易而言，分類營業額為3,977,700,000港元，增加240,400,000港元（6.4%），而分類業績則錄得256,600,000港元，增加49,900,000港元（24.1%）。

就消費電子產品貿易而言，分類營業額為1,565,300,000港元，增加327,600,000港元（26.5%），而分類業績則錄得24,800,000港元，增加3,000,000港元（13.6%）。

就證券買賣而言，分類營業額為93,900,000港元，增加58,900,000港元（超過100%），而分類業績則錄得77,300,000港元，增加56,500,000港元（超過100%）。

就物業發展及買賣而言，分類營業額為39,600,000港元，增加23,600,000港元（超過100%），而分類業績則錄得2,100,000港元，減少3,600,000港元（63.2%）。

於本年度，本集團仍可取得重大增長而毋須減低毛利率。是項銷售增長乃由於本集團不斷努力控制存貨價格之成本，強大而廣泛之全球業務網絡及所作出之推廣工作。

Management Discussion and Analysis

管理層討論及分析

The results of the Group was critically turned from "Operating profit" into "Loss for the year" by the impairment loss on goodwill arising on acquisition of an associate this year. Due to the fact that the associate has been recording losses since it became our associate in last year, an impairment loss on goodwill of HK$177.4 million was considered appropriate at year end. The Group suffered net losses under "Share of results of associates" during the year of HK$59.7 million, a decrease by HK$13.7 million (18.7%).

本集團業績由「經營溢利」轉為「本年度虧損」，主要由於本年度收購一間聯營公司時產生商譽減值虧損。鑒於該聯營公司自去年度成為本集團聯營公司起一直錄得虧損，因此於年終時出現商譽減值虧損177,400,000港元乃屬恰當。年內，本集團在「應佔聯營公司業績」方面錄得59,700,000港元之虧損淨額，減少13,700,000港元(18.7%)。

Liquidity

流動資金

Net bank and cash balances at March 31, 2005 increased to HK$332.6 million (2004: HK$141.1 million), accounting for 23.7% (2004: 9.8%) of the net tangible asset value of the Group. The cash was mainly used for daily operations and repayment of bank loans during the year. The current ratio of the Group at March 31, 2005 was 1.91 (2004: 1.39).

於二零零五年三月三十一日之銀行及現金結存淨額增至332,600,000港元(二零零四年：141,100,000港元)，佔本集團有形資產淨值之23.7%(二零零四年：9.8%)。年內，該等現金主要用作日常營運及償還銀行貸款。本集團於二零零五年三月三十一日之流動比率為1.91(二零零四年：1.39)。

Financial Review

財務回顧

The net current assets of the Group at March 31, 2005 increased by HK$485.7 million (75.2%) to HK$1,131.5 million (2004: HK$645.8 million).

本集團於二零零五年三月三十一日之流動資產淨值增加485,700,000港元(75.2%)至1,131,500,000港元(二零零四年：645,800,000港元)。

Such increase was mainly attributable to the increase in bank balances and cash, short-term loan receivables, short-term loan receivables from related companies, trade and other receivables, and net tax payable of HK$191.5 million, HK$70.6 million, HK$56.8 million, HK$27.5 million and HK$69.6 million, respectively, at year end as compared to the previous year, and offset by the decrease in inventories, trade and other payables and borrowings of HK$290.3 million, HK$260.5 million and HK$263.8 million, respectively.

流動資產淨值上升主要由於在年未，銀行及現金結存、應收短期貸款、應收關連公司短期貸款、貿易及其他應收賬款，以及應付稅項淨額與去年相比分別上升191,500,000港元、70,600,000港元、56,800,000港元、27,500,000港元及69,600,000港元，並因存貨、貿易及其他應付賬款以及借款分別下降290,300,000港元、260,500,000港元及263,800,000港元而抵銷。

Other asset decreased from HK$145.1 million as at March 31, 2004 to HK$108.0 million as at March 31, 2005 as a result of the sale of the land development right at a consideration of HK$39.6 million during the year, with a profit of HK$2.1 million.

由於年內以39,600,000港元代價出售土地發展權並錄得2,100,000港元溢利，其他資產由二零零四年三月三十一日之145,100,000港元下降至二零零五年三月三十一日之108,000,000港元。

Inventories decreased from HK$877.4 million as at March 31, 2004 to HK$587.1 million as at March 31, 2005. This was attributable to the increase in inventory levels of the subsidiaries in the United States and United Kingdom of HK$372.3 million at the end of 2004, as management foresaw an increasing sales trend in the coming years. In addition, market prices of products such as DVD and CDR boosted up in 2004 owing to the decrease in supply. Therefore, the Group made bulk purchases so as to negotiate favourable prices in 2004. Inventory levels as at March 31, 2005 returned back to the normal levels.

存貨由二零零四年三月三十一日之877,400,000港元下降至二零零五年三月三十一日之587,100,000港元，原因是管理層預料來年美國及英國之銷售額呈增長趨勢，而於二零零四年年底增加當地附屬公司存貨量372,300,000港元。此外，包括DVD及一次收錄光碟在內之產品市場價格於二零零四年因供應減少而上揚，因此，本集團為求取得更佳議價而於二零零四年內作大批量採購。於二零零五年三月三十一日之存貨量已回復至正常水平。

Management Discussion and Analysis

管理層討論及分析

Trade and other receivables increased from HK$738.8 million as at March 31, 2004 to HK$766.3 million as at March 31, 2005. The number of days for debtors turnover decreased from 50 days in 2004 to 38 days in the current year, which were similar to the levels the Group experienced in 2003.

Trade and other payables decreased from HK$1,272.3 million as at March 31, 2004 to HK$1,011.8 million as at March 31, 2005. The number of day for creditors turnover decreased from 78 days in 2004 to 54 days in current year. The decrease in creditors turnover days was mainly attributed to the early settlement of trade payables in lien of cash discount on goods purchased during the year.

At March 31, 2005, total borrowings of the Group amounted to HK$293.3 million (2004: HK$384.2 million), of which HK$160.0 million (2004: HK$10.8 million) were not repayable within one year. The borrowings included bank borrowings of HK$82.0 million (2004: HK$205.7 million), other loans of HK$161.3 million (2004: HK$151.3 million), overdrafts of HK$47.0 million (2004: HK$23.3 million), obligations under finance leases of HK$0.5 million (2004: HK$1.5 million) and amount due to a minority shareholder of HK$2.5 million (2004: HK$2.4 million). The decline in borrowings was due to the repayment of bank loans during the year in order to lower the finance costs.

Interests in associates

At March 31, 2005, interests in associates amounted to HK$636.7 million (2004: HK$906.4 million), represented share of net assets of HK$582.3 million (2004: HK$617.5 million), goodwill on acquisition of an associate of HK$51.1 million (2004: HK$256.6 million), loan to an associate of HK$1.3 million (2004: HK$1.4 million) and amounts due therefrom of HK$2.2 million (2004: HK$30.9 million). The substantial decrease in balance was mainly due to the deemed disposals of certain associates with a total loss of HK$19.3 million, share of an associate's decrease in other reserves and losses, of HK$14.3 million and HK$59.7 million, respectively, during the year. Furthermore, goodwill arising on acquisition of an associate was impaired by HK$177.4 million at year end.

Pledge of assets

At March 31, 2005, certain assets of the Group amounting to HK$240.2 million (2004: HK$399.0 million) were pledged to banks and financial institutions for loan facilities granted to the Group.

貿易及其他應收賬款由二零零四年三月三十一日之738,800,000港元上升至二零零五年三月三十一日之766,300,000港元。應收賬流轉期由二零零四年之50日減至本年度之38日並回復接近本集團於二零零三年之水平。

貿易及其他應付賬款由二零零四年三月三十一日之1,272,300,000港元減少至二零零五年三月三十一日之1,011,800,000港元。應付賬款流轉期由二零零四年之78日減至本年度之54日。應付賬款流轉期減少主要由於就年內所購貨品提早償還貿易應付賬款以代替現金折讓所致。

於二零零五年三月三十一日，本集團借款總額為293,300,000港元（二零零四年：384,200,000港元），其中160,000,000港元（二零零四年：10,800,000港元）毋須於一年內償還。有關借款包括銀行借款82,000,000港元（二零零四年：205,700,000港元）、其他貸款161,300,000港元（二零零四年：151,300,000港元）、透支47,000,000港元（二零零四年：23,300,000港元）、融資租約承擔500,000港元（二零零四年：1,500,000港元）及應付一名少數股東款項2,500,000港元（二零零四年：2,400,000港元）。由於年內償還銀行借款以減低財務費用，以致借款減少。

聯營公司權益

於二零零五年三月三十一日，於聯營公司之權益為636,700,000港元（二零零四年：906,400,000港元），分別為應佔資產淨值582,300,000港元（二零零四年：617,500,000港元）、收購一間聯營公司產生之商譽51,100,000港元（二零零四年：256,600,000港元）、向一間聯營公司作出之借款1,300,000港元（二零零四年：1,400,000港元）及應收聯營公司之款項2,200,000港元（二零零四年：30,900,000港元）。該結餘於年內大幅減少，主要由於年內被視為出售若干聯營公司之虧損總額19,300,000港元及應佔一間聯營公司其他儲備及虧損分別減少14,300,000港元及59,700,000港元。此外，收購一間聯營公司產生之商譽於年末減值177,400,000港元。

資產抵押

於二零零五年三月三十一日，本集團將240,200,000港元（二零零四年：399,000,000港元）之若干資產抵押予銀行及財務機構以取得本集團之貸款融資。

Management Discussion and Analysis

管理層討論及分析

Gearing ratio

The gearing ratio (borrowings/shareholders' funds) at March 31, 2005 was significantly reduced to 16.2% (2004: 20.5%).

資本與負債比率

於二零零五年三月三十一日之資本與負債比率(借款／股東資金)為大幅下降至16.2%(二零零四年：20.5%)。

Exchange rate and interest rate risks exposure

Most of the Group's business transactions, assets and liabilities are denominated in Hong Kong Dollars and United States Dollars. The risk of foreign exchange fluctuation had not been significant to the Group. Interest rates of import loans are mainly referenced to LIBOR or HIBOR plus whereas that of bank and other loans are Prime plus. At the balance sheet date, the Group did not enter into any interest rate speculative and hedging contracts. However, the recent weakening of the United States Dollars against other foreign currencies (especially Canadian Dollars and Great British Pounds) would bring about certain exchange gains to the Canadian and European subsidiaries so far. Because of the possible rebound of the United States Dollars, the Group will consider entering into hedging contracts to eliminate exposure to downside risks, whenever the Group and the concerned foreign subsidiaries think fit.

匯兑及利率風險

本集團大部分之業務交易、資產及負債均以港元及美元計值，外匯波動風險對本集團而言並不重大。進口貸款之利率主要參照倫敦銀行同業拆息率或香港銀行同業拆息率以上水平計算，而銀行及其他貸款之利率則主要參照最優惠利率以上水平計算。於結算日，本集團並無訂立任何利率投機及對沖合約。然而，由於最近美元相對其他外幣之匯率偏軟(尤其是與加元及英鎊之兑換率)，目前能為加拿大及歐洲附屬公司帶來若干匯兑收益。鑑於美元可能反彈，本集團將考慮於其本身及有關之海外附屬公司認為合適時訂立對沖合約以對銷下調風險。

Contingent liabilities

At March 31, 2005, the Group has no contingent liabilities in relation to guarantees given to banks and other financial institutions for facilities granted to an outsider (2004: Nil).

或然負債

於二零零五年三月三十一日，本集團並無任何有關一名集團外人士獲授之融資而向銀行及其他財務機構作出擔保之或然負債(二零零四年：無)。

Employees and remuneration policies

As at March 31, 2005, there were approximately 500 staff (2004: 700) employed by the Group. The remuneration policies are formulated on the basis of performance of individual employees and the prevailing salaries' trends in the various regions. They are subject to be reviewed every year. The Group also provided employee training programs, mandatory provident fund scheme, medical insurance and discretionary bonus. Share options are awarded to employees on merit basis. However, no share options were granted during the year.

僱員及薪酬政策

於二零零五年三月三十一日，本集團僱用約500名員工(二零零四年：700名)。本集團之薪酬政策乃根據個別僱員之表現及不同地區當時之薪酬趨勢而制定。每年均會作出檢討。本集團亦提供培訓計劃、強制性公積金計劃、醫療保險及酌情花紅予僱員，表現優異之僱員會獲得購股權之獎勵。然而，年內並無授出購股權。

BUSINESS AND CORPORATE DEVELOPMENTS

Placing and Subscription of Shares

On November 23, 2004, ITC Corporation Limited ("ITC"), a substantial shareholder of the Company, entered into a placing and subscription agreement with the placing agent and the Company pursuant to which ITC agreed to place 37,000,000 shares at the price of HK$3.22 per share to not less than six placees who were independent third parties procured by the placing agent and ITC would subscribe for 37,000,000 new shares at the same price of HK$3.22 per share. Please refer to the Company's announcement dated November 23, 2004 for details of such placing and subscription.

業務及企業發展

配售及認購股份

於二零零四年十一月二十三日，本公司主要股東德祥企業集團有限公司(「德祥企業」)與配售代理及本公司訂立一項配售及認購協議，據此，德祥企業同意按每股3.22港元之價格向不少於六名承配人(為配售代理介紹之獨立第三者)配售37,000,000股股份，而德祥企業則會按每股3.22港元之相同價格認購37,000,000股新股。有關配售及認購之詳情，請參閱本公司於二零零四年十一月二十三日之公佈。

Management Discussion and Analysis

管理層討論及分析

Disposal of Fu Yang Investment Co., Ltd. ("Fu Yang")

On January 31, 2005, the Group entered into two sale and purchase agreements (the "Agreements") with台固多媒體股份有限公司 (the "Purchaser"), an indirect wholly owned subsidiary of 台灣固網股份有限公司 (Taiwan Fixed Network Co., Ltd.) which is a publicly traded company on the Emerging Market (興櫃) in Taiwan. Pursuant to the Agreements, the Group agreed to sell and the Purchaser agreed to purchase 50,282,540 Fu Yang shares, representing approximately 8.04% in the issued share capital of Fu Yang. The consideration for the sale shares was approximately NT$636.7 million (approximately HK$150.3 million), equivalent to NT$12.7 (approximately HK$3.00) per Fu Yang share. The disposal constituted a discloseable transaction of the Company under the Listing Rules. The transaction was completed in March 2005.

Disposal of 15.3% interests in China Strategic Holdings Limited ("CSHL") and the acquisition of interests in Group Dragon Investments Limited ("GDI")

On March 10, 2005, the Company and Paul Y.-ITC Construction Holdings Limited ("Paul Y.") entered into a share sale agreement (the "Share Sale Agreement") with Nation Field Limited ("Nation Field"), which is a company owned by Mr. Gao Yang. Pursuant to the Share Sale Agreement, the Group conditionally agreed to dispose of an approximately 15.3% interest in CSHL after the completion by CSHL of a group restructuring involving, among others, the distribution of certain assets and businesses currently held by GDI, a wholly-owned subsidiary of CSHL, to the shareholders of CSHL. Subsequent to the disposal, the Company will also make a voluntary general offer to acquire all the issued shares in GDI which are not owned or agreed to be acquired by the Company. Details of the aforesaid transactions are set out in the joint announcement of CSHL, the Company and other parties to the transactions dated April 19, 2005.

This transaction has not yet been completed as at the date of this report.

出售富洋投資股份有限公司(「富洋」)

於二零零五年一月三十一日，本集團與台固多媒體股份有限公司(「買方」)(一家於台灣興櫃公開買賣之公司台灣固網股份有限公司之間接全資附屬公司)訂立兩份買賣協議(「該等協議」)。根據該等協議，本集團同意出售及買方同意購買50,282,540股富洋股份，佔富洋已發行股本約8.04%。銷售股份之代價約為新台幣636,700,000元(約150,300,000港元)，相等於每股富洋股份新台幣12.7元(約3.00港元)。出售根據上市規則構成本公司須予披露交易。交易已於二零零五年三月完成。

出售於中策集團有限公司(「中策」)之15.3%權益及收購群龍投資有限公司(「群龍」)之權益

於二零零五年三月十日，本公司及保華德祥建築集團有限公司(「保華」)與Nation Field Limited(「Nation Field」)(由高央先生擁有)訂立一份股份出售協議(「股份出售協議」)。根據股份出售協議，本集團有條件地同意，在中策完成有關(其中包括)向中策股東分配若干現由中策全資附屬公司群龍持有之資產及業務之集團重組後，出售約15.3%於中策之權益。出售後，本公司亦將作出自願全面收購，以收購所有並非由本公司擁有或同意收購之群龍已發行股份。上述交易之詳情載於中策、本公司及其他各方於二零零五年四月十九日之聯合公佈。

是項交易於本報告日期尚未完成。

Management Discussion and Analysis

管理層討論及分析

Subscription of convertible note of Cheung Tai Hong Holdings Limited ("CTH")

On April 20, 2005, Loyal Concept Limited ("Loyal Concept"), an indirect wholly-owned subsidiary of the Company, and CTH entered into a subscription agreement (the "Subscription Agreement") regarding the subscription by Loyal Concept of a zero coupon convertible note due 2010 of CTH with a principal amount of HK$450 million.

Upon exercise of the conversion rights attached to the convertible note, Loyal Concept may become interested in 30% or more of the enlarged issued share capital of CTH, thereby triggering an obligation on the part of Loyal Concept under the Takeovers Code to make a mandatory offer for all the CTH shares. Depending on the number of further CTH shares which may be acquired by Loyal Concept pursuant to the mandatory offer (if any) to the shareholders of CTH, the acquisition of such additional equity interests in CTH, when aggregated with the CTH conversion shares to be issued to Loyal Concept on exercise of the conversion rights attached to the convertible note in accordance with Rule 14.22 of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rule"), constituted a very substantial acquisition for the Company under the Listing Rules. The subscription and the transactions contemplated under the Subscription Agreement (including the possible very substantial acquisition regarding the acquisition of further equity interests in CTH pursuant to the mandatory offer) were approved by the shareholders at the special general meeting of the Company held on June 24, 2005.

Details of the transaction were set out in the circular of the Company dated June 7, 2005.

The underwriting agreement and subscription of a convertible note of Ruili Holdings Limited ("Ruili")

On April 21, 2005, the Company, Ruili and Tai Fook Securities Company Limited entered into an underwriting agreement (the "Underwriting Agreement"). Pursuant to the Underwriting Agreement, the maximum number of rights shares to be taken up by the Company was 320 million rights shares at a subscription price of HK$0.10 per rights share.

On the same date, the Company and Ruili entered into a convertible notes subscription agreement (the "Subscription Agreement"). Pursuant to the Subscription Agreement, the Company would subscribe for and Ruili would allot and issue to the Company the convertible notes in an aggregate principal amount of HK$170 million at an initial conversion price of HK$0.12 per conversion share, subject to the adjustment from time to time.

Details of the transaction were disclosed in the circular of the Company dated May 24, 2005.

認購祥泰行集團有限公司(「祥泰行」)之可兑換票據

於二零零五年四月二十日，本公司間接全資附屬公司Loyal Concept Limited (「Loyal Concept」)與祥泰行就Loyal Concept認購祥泰行於二零一零年到期及本金額為450,000,000港元之零息可兑換票據而訂立認購協議(「認購協議」)。

於行使可兑換票據之兑換權後，Loyal Concept可擁有祥泰行已擴大之發行股本30%或以上之權益，因而有責任根據收購守則提出強制性收購所有祥泰行股份之建議。視乎Loyal Concept根據強制建議(如有)可能向祥泰行股東進一步收購祥泰行股份之數目，根據上市規則，收購該等額外祥泰行股本權益(加上根據聯交所證券上市規則(「上市規則」)第14.22條行使可兑換票據所附之兑換權而將予發行之祥泰行兑換股份)，可構成本公司之非常重大收購事項。股東已在本公司於二零零五年六月二十四日舉行之股東特別大會上批准認購事項及認購協議項下擬進行之交易(包括根據強制建議可能收購祥泰行額外股本權益而可能構成之非常重大收購事項)。

交易之詳情載於本公司日期為二零零五年六月七日之通函。

包銷協議及認購瑞力控股有限公司(「瑞力」)可兑換票據

於二零零五年四月二十一日，本公司、瑞力及大福證券有限公司訂立一份包銷協議(「包銷協議」)。根據包銷協議，本公司將予認購之供股股份上限為320,000,000股供股股份，認購價為每股供股股份0.10港元。

同日，本公司與瑞力訂立一項可兑換票據認購協議(「認購協議」)。根據認購協議，本公司認購及瑞力向本公司配發及發行本金總額170,000,000港元之可兑換票據，每股兑換股份之初步兑換價為0.12港元，並不時作出調整。

交易詳情於本公司日期為二零零五年五月二十四日之通函內披露。

Perfect Teamwork
群策群力

Each achievement of the Group is the fruitful results of our staff's joint efforts. With our brilliant staff and their devotion, the Group records continuous and satisfactory growth in both market share and revenues.

本集團每項成就均為所有員工共同努力的結晶。全賴員工群策群力，令本集團在市場佔有率及收益方面均錄得滿意增長。



Directors and Senior Management Profile 董事及高層管理人員簡歷

DIRECTORS PROFILE

Dr. CHAN Kwok Keung, Charles, aged 50, was appointed as Managing Director of the Company in November 1995. In November 2000, he was appointed as the Chairman of the Company, responsible for the overall management of the Company. He holds an Honorary degree of Doctor of Laws and a Bachelor's degree in Civil Engineering and has over 25 years' international corporate management experience in the construction and property sectors as well as in strategic investments. Dr. Chan is the chairman of ITC Corporation Limited and a non-executive director of Paul Y. – ITC Construction Holdings Limited. Dr. Chan is the chairman and chief executive officer of China Strategic Holdings Limited. Dr. Chan is elder brother of Mr. Chan Kwok Hung, an executive director of the Company.

Dr. YAP, Allan, aged 49, joined the Company in 1995 and was appointed as Deputy Managing Director in December 1997. In November 2000, he was appointed as Managing Director of the Company. He obtained the Honorary degree of Doctor of Laws and has over 23 years' experience in finance, investment and banking. Dr. Yap is the vice chairman of China Strategic Holdings Limited, an executive director of Wing On Travel (Holdings) Limited and chairman and chief executive officer of China Enterprises Limited, a company whose shares are traded on the OTC Bulletin Board in the United States of America. Dr. Yap is also the chairman and chief executive officer of Burcon NutraScience Corporation, a company whose shares listed on the TSX Venture Exchange in Canada and Frankfurt Stock Exchange in Germany and an executive chairman of PSC Corporation Ltd ("PSC") and Intraco Limited, both are public listed companies in Singapore. He is also the chairman of MRI Holdings Limited, a company whose shares are listed on the Australian Stock Exchange.

Mr. LUI Siu Tsuen, Richard, aged 49, joined the Company in November 1995 and was appointed as Deputy Managing Director in May 2002. He is a qualified accountant and has over 25 years of accounting, financial and corporate management experience. He has held senior positions in an international accounting firm and various private and public listed companies. Mr. Lui is an alternate director to Dr. Yap, Allan in China Strategic Holdings Limited. He is also an executive director of Wing On Travel (Holdings) Limited and PSC. PSC is a public listed company in Singapore.

Mr. CHAN Kwok Hung, aged 46, was appointed as an Executive Director of the Company in December 1995. He holds a Diploma in Arts and has over 21 years' experience in trading business in the People's Republic of China. He is an executive director of ITC Corporation Limited and an alternate director to Dr. Chan Kwok Keung, Charles in China Strategic Holdings Limited. Mr. Chan Kwok Hung is the younger brother of the Chairman, Dr. Chan.

董事簡歷

陳國強博士，50歲，於一九九五年十一月獲委任為本公司董事總經理。於二零零零年十一月彼獲委任為本公司之主席，負責本公司之整體管理事宜。彼持有法律榮譽博士學位及土木工程學士學位，在建築業、地產業及策略投資方面積逾二十五年國際企業管理經驗。陳博士為德祥企業集團有限公司之主席及保華德祥建築集團有限公司之非執行董事。陳博士為中策集團有限公司之主席兼行政總裁。陳博士為本公司執行董事陳國鴻先生之兄長。

YAP, Allan 博士，49歲，於一九九五年加入本公司，並於一九九七年十二月獲委任為副董事總經理。彼於二零零零年十一月獲委任為本公司董事總經理。彼持有法律榮譽博士學位，並於金融、投資及銀行業方面積逾二十三年經驗。Yap博士為中策集團有限公司之副主席，永安旅遊(控股)有限公司之執行董事及其股份於美國場外交易議價板買賣之China Enterprises Limited之主席兼行政總裁。Yap博士亦為其股份於加拿大TSX Venture Exchange及德國法蘭克福證券交易所上市之Burcon NutraScience Corporation之主席兼行政總裁及新加坡上市公司普威集團有限公司(「普威集團」)及新加坡國際貿易有限公司之執行主席。彼亦為MRI Holdings Limited之主席，該公司股份於澳洲證券交易所上市。

呂兆泉先生，49歲，彼於一九九五年十一月加入本公司，並於二零零二年五月獲委任為本公司副董事總經理。彼為專業會計師，以及於會計、財務及企業管理方面積逾二十五年經驗。彼曾於一家國際會計師行、多家私人機構及上市公司擔任高職。呂先生為Yap, Allan博士於中策集團有限公司之替任董事。彼亦為永安旅遊(控股)有限公司及普威集團之執行董事。普威集團為新加坡上市公司。

陳國鴻先生，46歲，於一九九五年十二月獲委任為本公司執行董事。彼持有文學文憑，在中國貿易業務方面積逾二十一年經驗。彼為德祥企業集團有限公司之執行董事，亦為陳國強博士在中策集團有限公司之替任董事。陳國鴻先生為本公司主席陳博士之胞弟。

Directors and Senior Management Profile 董事及高層管理人員簡歷

Mr. FOK Kin-ning, Canning, aged 53, was appointed as a Non-Executive Director of the Company in 1992. He is the group managing director of Hutchison Whampoa Limited, the chairman of Hutchison Telecommunications International Limited, Hutchison Harbour Ring Limited, Hutchison Telecommunications (Australia) Limited, Hutchison Global Communications Holdings Limited and Partner Communications Company Ltd. and the co-chairman of Husky Energy Inc. He is also the deputy chairman of Cheung Kong Infrastructure (Holdings) Limited and Hongkong Electric Holdings Limited and a non-executive director of Cheung Kong (Holdings) Limited. He holds a Bachelor of Arts degree and is a member of the Australian Institute of Chartered Accountants.

霍建寧先生，53歲，於一九九二年獲委任為本公司非執行董事。彼為和記黃埔有限公司之集團董事總經理、和記電訊國際有限公司、和記港陸有限公司、Hutchison Telecommunications (Australia) Limited、和記環球電訊控股有限公司及Partner Communications Company Ltd. 之主席以及赫斯基能源公司之聯席主席。彼亦為長江基建集團有限公司及香港電燈集團有限公司之副主席及長江實業(集團)有限公司之非執行董事。彼持有文學學士學位，且為澳洲特許會計師協會會員。

Mr. IP Tak Chuen, Edmond, aged 53, was appointed as a Non-Executive Director of the Company in November 1995. He holds a Master of Science degree in Business Administration and a Bachelor of Arts degree in Economics. Mr. Ip is a deputy chairman of Cheung Kong Infrastructure Holdings Limited, an executive director of Cheung Kong (Holdings) Limited and CK Life Sciences Int'l., (Holdings) Inc., and a non-executive director of TOM Group Limited.

葉德銓先生，53歲，於一九九五年十一月獲委任為本公司非執行董事。彼持有工商管理碩士學位及經濟學士學位。葉先生為長江基建集團有限公司之副主席、長江實業(集團)有限公司及長江生命科技集團有限公司之執行董事及TOM集團有限公司之非執行董事。

Mr. CHEUNG Hon Kit, aged 51, has been a Non-Executive Director of the Company since July 2000. He has over 27 years of experience in real estate development, property investment and corporate finance. Mr. Cheung graduated from the University of London with a Bachelor of Arts degree. He has worked in key executive positions in various leading property development companies in Hong Kong. Currently, he is the chairman of Cheung Tai Hong Holdings Limited, the managing director of Wing On Travel (Holdings) Limited, an executive director of ITC Corporation Limited and Paul Y. – ITC Construction Holdings Limited. He is also an independent non-executive director of Panva Gas Holdings Limited, International Entertainment Corporation and Innovo Leisure Recreation Holdings Limited.

張漢傑先生，51歲，於二零零零年七月起擔任本公司之非執行董事。彼於地產發展、物業投資及企業融資方面擁有逾二十七年經驗。張先生於倫敦大學畢業並持有文學學士學位。彼曾於香港多間著名物業發展公司擔任重要行政職位。彼現為祥泰行集團有限公司之主席、永安旅遊(控股)有限公司之董事總經理、德祥企業集團有限公司及保華德祥建築集團有限公司之執行董事。彼亦為百江燃氣控股有限公司、國際娛樂有限公司及澤新遊樂控股有限公司獨立非執行董事。

Directors and Senior Management Profile 董事及高層管理人員簡歷

Ms. SHIH, Edith, aged 53, has been an Alternate Director to Mr. Fok Kin-ning, Canning, a Non-Executive Director of the Company since March 2003. She holds a Bachelor of Science degree in Education and a Master of Arts degree from the University of the Philippines, a Master of Arts degree and a Master of Education degree from Columbia University, New York. She is qualified to practise law in Hong Kong, England and Wales and Victoria, Australia; and is a fellow of both The Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Company Secretaries. Ms. Shih is the head group general counsel and company secretary of Hutchison Whampoa Limited ("HWL") and an executive director and the company secretary of Hutchison Harbour Ring Limited. She is also an executive director of Hutchison International Limited and director of various HWL group companies.

施熙德女士，53歲，自二零零三年三月出任本公司非執行董事霍建寧先生之替任董事。彼持有菲律賓大學之理學(教育)學士學位及文學碩士學位、紐約哥倫比亞大學之文學碩士兼教育碩士學位，並於香港、英格蘭及威爾斯以及澳洲維多利亞省持有律師執業資格。彼亦是特許秘書及行政人員公會及香港公司秘書公會之資深會員。施女士為和記黃埔有限公司(「和黃」)之集團法律總監兼公司秘書及和記港陸有限公司之執行董事兼公司秘書。彼亦為Hutchison International Limited之執行董事以及和黃集團旗下多家公司之董事。

Mr. YUEN Tin Fan, Francis aged 52, joined the Company as an Independent Non-Executive Director in January 1996. Mr. Yuen holds a Bachelor degree in Economics from The University of Chicago and is now the deputy chairman of Pacific Century Group. As a previous chief executive of The Stock Exchange of Hong Kong Limited from 1988 to 1991, he has extensive investment banking and business experience in Hong Kong and the Far East region. Mr. Yuen is also a non-executive director of a number of listed companies in Hong Kong.

袁天凡先生，52歲，於一九九六年一月加入本公司，出任獨立非執行董事。袁先生持有芝加哥大學經濟學士學位，現為盈科拓展集團之副主席。一九八八年至一九九一年，彼曾任香港聯合交易所有限公司行政總裁，在香港及遠東地區之投資銀行及商界具有豐富經驗。袁先生亦為香港多間上市公司之非執行董事。

Mr. KWOK Ka Lap, Alva, aged 57, has been an Independent Non-Executive Director of the Company since July 2003. He was a marketing manager in an international company engaging in the design of business administration system. Mr. Kwok has been in the insurance and investments business for over 23 years, principally in the senior managerial position leading a sizable sales team. Mr. Kwok is an independent non-executive director of Cheung Tai Hong Holdings Limited and Wing On Travel (Holdings) Limited.

郭嘉立先生，57歲，自二零零三年七月出任本公司之獨立非執行董事。彼曾為一所從事設計工商行政系統之國際公司之市場經理。郭先生在保險及投資業務方面累積逾二十三年經驗，且為高級管理人員，管轄具規模之營業隊伍。郭先生是祥泰行集團有限公司及永安旅遊(控股)有限公司之獨立非執行董事。

Directors and Senior Management Profile 董事及高層管理人員簡歷

Mr. WONG King Lam, Joseph, aged 53, has been an Independent Non-Executive Director of the Company since September 2004. Mr. Wong is currently the chief executive officer of a renowned automobile services company in Hong Kong. He is a fellow member of the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants. He has more than 24 years' extensive experience in auditing, corporate and financial management with a number of companies in different business sectors which include an international accounting firm and a local listed company. He is also an independent non-executive director of Tungtex (Holdings) Company Limited, China Strategic Holdings Limited and Wing On Travel (Holdings) Limited, which are companies whose shares are listed on The Stock Exchange of Hong Kong Limited.

黃景霖先生，53歲，自二零零四年九月出任本公司之獨立非執行董事。黃先生現為一家香港著名汽車服務公司之行政總裁。彼為香港會計師公會及英國特許公認會計師公會之資深會員。彼於多家不同業務範疇之公司，其中包括一家國際會計師行及一家本地上市公司，積逾二十四年審核、企業及財務管理之豐富經驗。黃先生亦為同得仕(集團)有限公司、中策集團有限公司及永安旅遊(控股)有限公司之獨立非執行董事，此等公司之股份於香港聯合交易所有限公司上市。

SENIOR MANAGEMENT PROFILE

高層管理人員簡歷

Mr. GOLACINSKI, Michael, aged 53, was appointed as Director and Chief Executive Officer of Memorex International Inc. in January 2002. He also serves as President of Memorex Products, Inc. ("MPI"). Mr. Golacinski has over 28 years of sales and management experience in the computer and consumer electronic industries. He joined MPI in 1998.

GOLACINSKI, Michael先生，53歲，於二零零二年一月獲委任為Memorex International Inc.之董事及行政總裁。彼亦為Memorex Products, Inc.(「MPI」)之總裁。Golacinski先生在電腦及消費電子產品行業中累積超過二十八年銷售及管理經驗。彼於一九九八年加盟MPI。

Ms. LAW, Dorothy, aged 35, was appointed as the Corporate Counsel of the Company in November 1997. She is also a director of China Enterprises Limited and Burcon NutraScience Corporation ("Burcon"), a publicly listed company in Canada. Ms. Law received her Bachelor of Commerce and Bachelor of Law degrees from the University of British Columbia and is a Barrister and Solicitor licensed to practice law in British Columbia, Canada. Ms. Law has also been admitted as a solicitor of the High Court of Hong Kong. Prior to joining the Company and the Burcon group of companies, she worked for a Canadian national law firm practicing in the areas of corporate and securities law.

LAW, Dorothy女士，35歲，於一九九七年十一月獲委任為本公司之公司律師。彼亦為China Enterprises Limited及Burcon NutraScience Corporation(「Burcon」)之董事，Burcon為一間於加拿大上市之公司。Law女士持有英屬哥倫比亞大學商業學士學位及法律學士學位，並獲准在加拿大卑詩省執業為大律師及律師，Law女士亦已成為香港高等法院之認可執業律師。在加入本公司及Burcon集團之前，彼於一間加拿大之全國性律師行執業，負責公司及證券法方面之工作。

Ms. KEE Shui Wah, aged 40, joined the Company in April 1994 and was appointed as Chief Financial Officer of the Company in May 2002. Ms. Kee is a member of both the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants. She has over 15 years' experience in international accounting and finance in multinational corporations.

祁瑞華女士，40歲，於一九九四年四月加入本公司，並於二零零二年五月獲委任為本公司之財務總監。祁女士為英國特許公認會計師公會及香港會計師公會之會員，彼擁有逾十五年國際會計及跨國企業財務之經驗。

Planning Ahead
創造未來

With our strategic business plans, we create a promising tomorrow.
憑藉策略性之業務計劃，我們創造美好明天。



Report of the Directors

董事會報告

The directors present to the shareholders the annual report on the affairs of the Company and of the Group together with the audited financial statements for the year ended March 31, 2005.

董事謹向各股東提呈有關本公司及本集團業務狀況之年報以及截至二零零五年三月三十一日止年度之經審核財務報表。

PRINCIPAL ACTIVITIES

主要業務

The Group is principally engaged in the trading of computer related products, consumer electronic products which comprise the manufacturing, distribution and marketing of data storage media (primarily floppy disks, CD-R, CD-RW and DVD), the distribution and marketing of computer accessories and storage media drives, scanners, audio and video cassettes, minidisks, household electronic products and telecommunication accessories, securities trading and properties trading. The Group also made strategic investments in information technology, supply of household consumer products and other businesses. The Company itself is an investment holding company.

本集團主要從事買賣電腦相關產品及消費電子產品，其中包括生產、分銷及推廣數據儲存媒體(主要為電腦磁碟、一次收錄光碟、可重寫光碟及DVD)，分銷及推廣電腦配件與儲存媒體驅動器、掃瞄器、錄音帶與錄影帶、微型唱碟、家用電子產品及電訊設備配件、證券買賣及物業買賣。本集團亦於資訊科技、家用消費產品供應及其他業務上作策略性投資。本公司本身則為投資控股公司。

RESULTS

業績

Details of the results of the Group for the year are set out in the consolidated income statement on page 43 of the annual report.

本集團本年度之業績詳情，載於本年報第43頁之綜合收益表。

DIVIDENDS

股息

The directors recommend the declaration of a final dividend at the rate of HK6 cents per share in cash with a scrip option payable on or around Friday, October 21, 2005 to all persons registered as holders of shares on August 31, 2005. The Register of Members will be closed from Monday, August 29, 2005 to Wednesday, August 31, 2005, both days inclusive.

董事建議宣派現金末期股息每股6港仙(可選擇以股代息)，末期股息大約在二零零五年十月二十一日(星期五)向於二零零五年八月三十一日登記為股份持有人之所有人士派發。本公司將於二零零五年八月二十九日(星期一)至二零零五年八月三十一日(星期三)(首尾兩天包括在內)止期間暫停辦理股份過戶登記手續。

RESERVES

儲備

Movements in the reserves of the Group and the Company during the year are set out in note 30 to the financial statement.

年內，本集團及本公司之儲備變動詳情載於財務報表附註第30項。

PROPERTY, PLANT AND EQUIPMENT

物業、機器及設備

During the year, the Group spent approximately HK$14.2 million on the acquisition of property, plant and equipment for the purpose of expanding the Group's business. Details of this and other movements in the property, plant and equipment of the Group during the year are set out in note 16 to the financial statements.

本集團於本年度動用約14,200,000港元購買物業、機器及設備，以擴展本集團之業務。有關此項及本集團本年度物業、機器及設備之其他變動詳情，載於財務報表附註第16項。

SHARE CAPITAL

股本

Details of movements in the share capital of the Company during the year are set out in note 29 to the financial statements.

本公司本年度股本變動詳情，載於財務報表附註第29項。

Report of the Directors

董事會報告

DIRECTORS

董事

The directors of the Company during the year and up to the date of this report are:

於本年度及截至本報告刊發之日，本公司之各董事為：

Executive Directors:

執行董事：

Dr. Chan Kwok Keung, Charles *(Chairman) (retired on August 31, 2004 and re-appointed on September 3, 2004)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard *(Deputy Managing Director)*
Mr. Chan Kwok Hung

陳國強博士*(主席)(於二零零四年八月三十一日退任及於二零零四年九月三日重新委任)*
Yap, Allan博士*(董事總經理)*
呂兆泉先生*(副董事總經理)*
陳國鴻先生

Non-executive Directors:

非執行董事：

Mr. Fok Kin-ning, Canning
Mr. Ip Tak Chuen, Edmond
Mr. Cheung Hon Kit
Ms. Shih, Edith *(Alternate to Mr. Fok Kin-ning, Canning)*

霍建寧先生
葉德銓先生
張漢傑先生
施熙德女士*(霍建寧先生之替任董事)*

Independent non-executive Directors:

獨立非執行董事：

Mr. Yuen Tin Fan, Francis
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph *(appointed on September 30, 2004)*
Mr. Tsang Link Carl, Brian *(resigned on September 30, 2004)*

袁天凡先生
郭嘉立先生
黃景霖先生*(於二零零四年九月三十日委任)*
曾令嘉先生*(於二零零四年九月三十日辭任)*

In accordance with Clause 87(3) of the Company's Bye-laws, Mr. Fok Kin-ning, Canning ("Mr. Fok"), Mr. Ip Tak Chuen, Edmond, Mr. Cheung Hon Kit and Mr. Chan Kwok Hung shall retire from offices by rotation and do not offer themselves for re-election at the forthcoming annual general meeting ("AGM").

按照本公司之公司細則第87(3)條，霍建寧先生(「霍先生」)、葉德銓先生、張漢傑先生及陳國鴻先生將於應屆股東週年大會(「股東週年大會」)上輪值告退並不再膺選連任。

Ms. Shih, Edith, alternate to Mr. Fok, will cease to be his alternate upon his retirement in accordance with the Clause 96 of the Company's Bye-laws.

按照本公司之公司細則第96條，施熙德女士(霍先生之替任董事)將於霍先生退任後不再出任彼之替任董事。

In accordance with Clause 86(2) of the Company's Bye-laws, Dr. Chan Kwok Keung, Charles ("Dr. Chan") and Mr. Wong King Lam, Joseph who were appointed during the period from the last annual general meeting to the date of this report, retire and, being eligible, offer themselves for re-election at the AGM.

按照本公司之公司細則第86(2)條，於上屆股東週年大會至本報告日期期間出任董事之陳國強博士(「陳博士」)及黃景霖先生，將於股東週年大會退任，並符合資格及願膺選連任。

The non-executive directors are subject to retirement by rotation in accordance with the above clause of the Company's Bye-laws.

非執行董事須依據上述本公司之公司細則條款輪值告退。

None of the directors proposed for re-election at the AGM has a service contract with the Group which is not determinable by the Group within one year without payment of compensation, other than statutory compensation.

擬於股東週年大會上膺選連任之董事，概無與本集團訂有不可於一年內毋須支付補償(法定賠償除外)而終止之服務合約。

Report of the Directors

董事會報告

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at March 31, 2005, the interests and short positions of the directors and chief executives of the Company in the shares, underlying shares and debentures of the Company and its associated corporation (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) which: (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO) or pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code"), or (b) were required to be entered in the register kept by the Company pursuant to Section 352 of the SFO, were as follows:

董事於股份、相關股份及債券之權益及淡倉

於二零零五年三月三十一日，本公司董事及主要行政人員於本公司及其聯繫公司(定義見證券及期貨條例(「證券及期貨條例」)第XV部)之股份、相關股份及債券中擁有：(a)根據證券及期貨條例第XV部第7及8分部或根據上市公司董事進行證券交易之標準守則(「標準守則」)須通知本公司及聯交所之權益及淡倉(包括根據證券及期貨條例有關條文彼等被視作或當作擁有之權益及淡倉)；或(b)須載入本公司根據證券及期貨條例第352條存置之登記冊之權益及淡倉如下：

(a) Interests in the Shares of the Company

(a) 本公司股份之權益

Name of Director 董事名稱	Long position/ Short position 好倉／淡倉	Capacity 身份	Nature of interest 權益性質	Number of shares held in the Company 持有本公司股份數目	Approximate % of the issued ordinary share capital of the Company 本公司已發行普通股本概約百分比
Dr. Chan *(refer to notes)* 陳博士*(見附註)*	Long position 好倉	Interest of controlled corporation 受控公司之權益	Corporate interest 公司權益	45,798,813	20.48%
Mr. Lui Siu Tsuen, Richard 呂兆泉先生	Long position 好倉	Beneficial owner 實益擁有人	Personal interest 個人權益	1,750,000	0.78%

Notes:

1. This interest does not include interests in underlying shares of equity derivatives of the Company. This interest needs to be aggregated with those set out in sub-paragraph (b) below to give the total interest of Dr. Chan in the Company.

2. Dr. Chan is deemed to have a corporate interest in 45,798,813 shares of the Company by virtue of his interest in Chinaview International Limited ("Chinaview"). This interest was detailed and duplicated with the interests as shown in the paragraph "Interests and short positions of shareholders discloseable under the SFO" below.

附註：

1. 該權益不包括本公司之股本衍生工具之相關股份權益。該權益須與下文分段(b)所載權益一併計算，方可得出陳博士於本公司之權益總額。

2. 陳博士因在Chinaview International Limited(「Chinaview」)擁有權益而被視為擁有本公司45,798,813股股份之公司權益。該權益已在下文「根據證券及期貨條例須予披露之股東權益及淡倉」一段詳述，並與該段所述之權益實為複述的一體。

Report of the Directors 董事會報告

(b) *Interests in equity derivatives (as defined in the SFO) of the Company*

(b) *本公司股本衍生工具(定義見證券及期貨條例)之權益*

Name of Director 董事名稱	Long position/ Short position 好倉／淡倉	Capacity 身份	Nature of interest 權益性質	Exercisable period 行使期間	Number of shares options as at 4.1.2004 and 3.31.2005 於二零零四年四月一日及二零零五年三月三十一日之購股權數目	Exercise price per share HK$ 每股行使價 港元	Approximate % of the issued ordinary share capital of the Company 本公司已發行普通股本概約百分比
Dr. Chan 陳博士	Long position 好倉	Beneficial owner 實益擁有人	Personal interest 個人權益	8.31.2001 to 8.30.2006 二零零一年八月三十一日至二零零六年八月三十日	4,000,000	2.9888	1.79%
				2.23.2004 to 2.22.2006 二零零四年二月二十三日至二零零六年二月二十二日	1,600,000	3.415	0.72%
Dr. Yap, Allan Yap, Allan博士	Long position 好倉	Beneficial owner 實益擁有人	Personal interest 個人權益	8.31.2001 to 8.30.2006 二零零一年八月三十一日至二零零六年八月三十日	3,250,000	2.9888	1.45%
				2.23.2004 to 2.22.2006 二零零四年二月二十三日至二零零六年二月二十二日	1,600,000	3.415	0.72%
Mr. Lui Siu Tsuen, Richard 呂兆泉先生	Long position 好倉	Beneficial owner 實益擁有人	Personal interest 個人權益	2.23.2004 to 2.22.2006 二零零四年二月二十三日至二零零六年二月二十二日	1,600,000	3.415	0.72%
Mr. Chan Kwok Hung 陳國鴻先生	Long position 好倉	Beneficial owner 實益擁有人	Personal interest 個人權益	8.31.2001 to 8.30.2006 二零零一年八月三十一日至二零零六年八月三十日	1,750,000	2.9888	0.78%
				2.23.2004 to 2.22.2006 二零零四年二月二十三日至二零零六年二月二十二日	1,600,000	3.415	0.72%

Report of the Directors

董事會報告

(c) Interests in associated corporation (as defined in the SFO) of the Company

(c) 本公司聯繫公司(定義見證券及期貨條例)之權益

(i) Interests in shares of China Strategic Holdings Limited ("CSHL")

(i) 中策集團有限公司(「中策」)股份之權益

Name of Director 董事名稱	Long position/ Short position 好倉／淡倉	Capacity 身份	Nature of interest 權益性質	Number of shares held in CSHL 持有中策股份數目	Approximate % of the issued ordinary share capital of CSHL 中策已發行普通股本概約百分比
Dr. Chan 陳博士	Long position 好倉	Interest of controlled corporation *(Note)* 受控公司之權益 *(附註)*	Corporate interest 公司權益	258,819,795	29.36%

Note:

Dr. Chan owns the entire interest of Chinaview which in turn owns the entire interest in Galaxyway Investments Limited ("Galaxyway"). Galaxyway owns approximately 33.55% of the entire issued ordinary share capital of ITC Corporation Limited ("ITC"). ITC owns the entire interest in ITC Investment Holdings Limited ("ITC Investment"). ITC Investment owns the entire interest in Hollyfield Group Limited ("Hollyfield"). Hollyfield owns approximately 49.58% of the entire issued share capital of Paul Y. – ITC Construction Holdings Limited ("Paul Y"). Paul Y owns the entire interest in Paul Y. – ITC Investments Group Limited ("PYITCIG"). PYITCIG owns the entire interest in Great Decision Limited ("GDL") which in turn owns the entire interest in Calisan Developments Limited ("Calisan").

Accordingly, Dr. Chan is deemed to be interested in 258,819,795 shares of CSHL which are held by Calisan by virtue of his interests in Chinaview.

附註：

陳博士擁有Chinaview所有權益，而Chinaview則擁有Galaxyway Investments Limited(「Galaxyway」)所有權益。Galaxyway擁有德祥企業集團有限公司(「德祥企業」)全部已發行普通股本大約33.55%權益。德祥企業擁有ITC Investment Holdings Limited(「ITC Investment」)所有權益。ITC Investment擁有Hollyfield Group Limited(「Hollyfield」)所有權益。Hollyfield擁有保華德祥建築集團有限公司(「保華德祥」)全部已發行股本大約49.58%權益。保華德祥擁有Paul Y.-ITC Investments Group Limited(「PYITCIG」)所有權益。PYITCIG擁有Great Decision Limited(「GDL」)所有權益，而GDL則擁有Calisan Developments Limited(「Calisan」)所有權益。

故此，陳博士因在Chinaview擁有權益而被視為擁有由Calisan所持有之258,819,795股中策股份中擁有權益。

Report of the Directors

董事會報告

(ii) Interests in PSC Corporation Ltd. ("PSC")

(ii) 普威集團有限公司(「普威集團」)之權益

Name of Director 董事名稱	Long position/ Short position 好倉／淡倉	Capacity 身份	Nature of interest 權益性質	Exercisable period 行使期間	Number of share options held in PSC 持有普威集團購股權數目	Exercise price per share S$ 每股行使價新加坡元	Approximate % the issued share capital of PSC 普威集團已發行股本概約百分比
Dr. Yap, Allan Yap, Allan博士	Long position 好倉	Beneficial Owner 實益擁有人	Personal interest 個人權益	8.20.2004 to 8.19.2013 二零零四年八月二十日至二零一三年八月十九日	5,000,000	0.105	0.27%
Mr. Lui Siu Tsuen, Richard 呂兆泉先生	Long position 好倉	Beneficial owner 實益擁有人	Personal interest 個人權益	8.20.2004 to 8.19.2013 二零零四年八月二十日至二零一三年八月十九日	2,000,000	0.105	0.11%

Save as disclosed above, as at March 31, 2005, none of the Directors or chief executives of the Company had: (a) under Divisions 7 and 8 of Part XV of the SFO, nor were they taken to or deemed to have under such provisions of the SFO, any interests or short positions in the shares, underlying shares or debentures of the Company or any associated corporations (within the meaning of Part XV of the SFO); (b) any interests which are required to be entered into the register kept by the Company pursuant to Section 352 of the SFO; or (c) any interests which are required to be notified to the Company and the Stock Exchange pursuant to the Model Code.

除上文所披露者外，於二零零五年三月三十一日，本公司董事及主要行政人員概無：(a)根據證券及期貨條例第XV部第7及8分部或根據證券及期貨條例之有關條文被視作或當作於本公司或任何聯繫公司(定義見證券及期貨條例第XV部)之股份、相關股份及債券中擁有任何權益或淡倉；(b)須載入本公司根據證券及期貨條例第352條存置之登記冊之任何權益；或(c)根據標準守則須通知本公司及聯交所之任何權益。

SHARE OPTION SCHEMES

Details of the share option schemes of the Company are set out in note 38 to the financial statement.

購股權計劃

本公司購股權計劃之詳情載於財務報表附註第38項。

Report of the Directors

董事會報告

ARRANGEMENTS TO PURCHASE SHARES OR DEBENTURES

Other than as disclosed above, at no time during the year was the Company or any of its subsidiaries a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of the Company or any other body corporate.

購買股份或債券之安排

除上文所披露者外，本公司或其任何附屬公司於年內任何時間概無訂立任何安排，致使本公司董事可藉購入本公司或任何其他法人團體之股份或債券而獲益。

DIRECTORS' INTERESTS IN COMPETING BUSINESS

Interests of directors of the Company in competing businesses during the year required to be disclosed pursuant to Rule 8.10 of the Listing Rules were as follows:

董事於競爭業務之權益

本公司董事於年內在競爭業務之權益按上市規則第8.10條之規定披露如下：

Name of Director 董事名稱	Name of entity which businesses are considered to compete or likely to compete with the businesses of the Group 被視作現時與或可能與本集團業務相競爭之實體名稱	Description of businesses of the entity which are considered to compete or likely to compete with the businesses of the Group 被視作現時與或可能與本集團業務相競爭之業務描述	Nature of interest of the director in the entity 董事於該實體之權益性質
Dr. Chan 陳博士	CSHL *(Note)* 中策 *(附註)*	Property investment and development in the PRC 在中國從事物業投資及開發	Chairman and Chief Executive Officer 主席兼行政總裁
	Paul Y *(Note)* 保華德祥 *(附註)*	Property investment and development in the PRC 在中國從事物業投資及開發	Substantial shareholder and Chairman 主要股東兼主席
Dr. Yap, Allan Yap, Allan博士	CSHL *(Note)* 中策 *(附註)*	Property investment and development in the PRC 在中國從事物業投資及開發	Vice Chairman 副主席
	Wing On Travel (Holdings) Limited ("Wing On") *(Note)* 永安旅遊(控股)有限公司(「永安」) *(附註)*	Property investment in the PRC 在中國從事物業投資	Executive Director 執行董事
Mr. Lui Siu Tsuen, Richard 呂兆泉先生	CSHL *(Note)* 中策 *(附註)*	Property investment and development in the PRC 在中國從事物業投資及開發	Alternate Director to Dr. Yap, Allan, Vice Chairman 副主席Yap, Allan博士之替任董事
	Wing On 永安	Property investment in the PRC 在中國從事物業投資	Executive Director 執行董事

Report of the Directors 董事會報告

Name of Director 董事名稱	Name of entity which businesses are considered to compete or likely to compete with the businesses of the Group 被視作現時與或可能與本集團業務相競爭之實體名稱	Description of businesses of the entity which are considered to compete or likely to compete with the businesses of the Group 被視作現時與或可能與本集團業務相競爭之業務描述	Nature of interest of the director in the entity 董事於該實體之權益性質
Mr. Chan Kwok Hung 陳國鴻先生	CSHL *(Note)* 中策 *(附註)*	Property investment and development in the PRC 在中國從事物業投資及開發	Alternate Director to Dr. Chan, Chairman and Chief Executive Officer 主席兼行政總裁陳博士之替任董事
Mr. Cheung Hon Kit 張漢傑先生	A non wholly-owned subsidiary of CSHL 中策之非全資附屬公司	Property investment and development in the PRC 在中國從事物業投資及開發	Director 董事
	Paul Y *(Note)* 保華德祥 *(附註)*	Property investment and development in the PRC 在中國從事物業投資及開發	Executive Director 執行董事
	Wing On *(Note)* 永安 *(附註)*	Property investment in the PRC 在中國從事物業投資	Managing Director 董事總經理
Mr. Fok Kin-ning, Canning 霍建寧先生	Cheung Kong (Holdings) Limited ("CKH") *(Note)* 長江實業(集團)有限公司(「長實」) *(附註)*	Information technology, e-commerce and new technology 資訊科技、電子商貿及新科技	Non-executive Director 非執行董事
		Investment in securities 證券投資	
		Property investment and development in the PRC 在中國從事物業投資及開發	
	Cheung Kong Infrastructure (Holdings) Limited *(Note)* 長江基建集團有限公司 *(附註)*	Information technology, e-commerce and new technology 資訊科技、電子商貿及新科技	Deputy Chairman 副主席
		Securities Investment 證券投資	
	Hutchison Global Communications Holdings Limited *(Note)* 和記環球電訊控股有限公司 *(附註)*	IT solution 資訊科技解決方案	Chairman 主席

Report of the Directors 董事會報告

Name of Director 董事名稱	Name of entity which businesses are considered to compete or likely to compete with the businesses of the Group 被視作現時與或可能與本集團業務相競爭之實體名稱	Description of businesses of the entity which are considered to compete or likely to compete with the businesses of the Group 被視作現時與或可能與本集團業務相競爭之業務描述	Nature of interest of the director in the entity 董事於該實體之權益性質
	Hutchison Harbour Ring Limited ("HHR") *(Note)* 和記港陸有限公司（「和記港陸」）*(附註)*	Manufacturing and trading of high quality electronic consumer products 製造及買賣優質消費電子產品	Chairman 主席
		Developing and supplying of mobile telecommunications accessories, plastics, electronics, premium products and mobile phone packaging 開發及供應流動電訊配件、塑膠、電子、優質產品及流動電話包裝	
		New technology 新科技	
		Property holding and investment, leasing of properties in the PRC 在中國持有、投資及租賃物業	
	Hutchison Telecommunications International Limited *(Note)* 和記電訊國際有限公司 *(附註)*	IT solution 資訊科技解決方案	Chairman 主席
	Hutchison Whampoa Limited *(Note)* 和記黃埔有限公司 *(附註)*	Finance and investment 金融及投資	Group Managing Director 集團董事總經理
		Manufacturing and trading of high quality electronic consumer products 製造及買賣優質消費電子產品	
		Developing and supplying of mobile telecommunications accessories, plastics, electronics, premium products and mobile phone packaging 開發及供應流動電訊配件、塑膠、電子、優質產品及流動電話包裝	
		New technology 新科技	
		IT solution 資訊科技解決方案	
		Property development and investment in the PRC 在中國從事物業開發及投資	

Report of the Directors 董事會報告

Name of Director 董事名稱	Name of entity which businesses are considered to compete or likely to compete with the businesses of the Group 被視作現時與或可能與本集團業務相競爭之實體名稱	Description of businesses of the entity which are considered to compete or likely to compete with the businesses of the Group 被視作現時與或可能與本集團業務相競爭之業務描述	Nature of interest of the director in the entity 董事於該實體之權益性質
Ms. Shih, Edith 施熙德女士	HHR *(Note)* 和記港陸 *(附註)*	Manufacturing and trading of high quality electronic consumer products 製造及買賣優質消費電子產品	Executive Director 執行董事
		Developing and supplying of mobile telecommunications accessories, plastics, electronics, premium products and mobile phone packaging 開發及供應流動電訊配件、塑膠、電子、優質產品及流動電話包裝	
		New technology 新科技	
		Property holding and investment, leasing of properties in the PRC 在中國持有、投資及租賃物業	
	Hutchison International Limited *(Note)* Hutchison International Limited *(附註)*	Finance and investment 金融及投資	Executive Director 執行董事
		Manufacturing and trading of high quality electronic consumer products 製造及買賣優質消費電子產品	
		Developing and supplying of mobile telecommunications accessories, plastics, electronics, premium products and mobile phone packaging 開發及供應流動電訊配件、塑膠、電子、優質產品及流動電話包裝	
		New technology 新科技	
		IT solution 資訊科技解決方案	
		Property development and investment in the PRC 在中國從事物業開發及投資	

Report of the Directors 董事會報告

Name of Director 董事名稱	Name of entity which businesses are considered to compete or likely to compete with the businesses of the Group 被視作現時與或可能與本集團業務相競爭之實體名稱	Description of businesses of the entity which are considered to compete or likely to compete with the businesses of the Group 被視作現時與或可能與本集團業務相競爭之業務描述	Nature of interest of the director in the entity 董事於該實體之權益性質
Mr. Ip Tak Chuen, Edmond 葉德銓先生	CKH *(Note)* 長實 *(附註)*	Investment in securities 投資證券 Information technology, e-commerce and new technology 資訊科技、電子商貿及新科技 Property development and investment in the PRC 在中國從事物業開發及投資	Executive Director 執行董事

Note: Such businesses may be made through its subsidiaries, associated companies or by way of other forms of investments.

附註： 上述業務可透過附屬公司、聯營公司或以其他投資方式經營。

Other than as disclosed above, none of the directors is interested in any business apart from the Group's businesses, which competes or is likely to compete, either directly or indirectly, with the Group's businesses.

除上文披露者外，概無董事擁有與本集團業務直接或間接出現競爭或可能出現競爭之任何業務之權益。

DIRECTORS' INTERESTS IN CONTRACTS OF SIGNIFICANCE

No contracts of significance to which the Company or any of its subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

董事之重大合約權益

於本年終或本年內任何時間，本公司或其任何附屬公司並無訂立任何重大合約，及本公司董事均無直接或間接持有該等重大合約之重大權益。

Report of the Directors

董事會報告

INTERESTS AND SHORT POSITIONS OF SHAREHOLDERS DISCLOSEABLE UNDER THE SFO

根據證券及期貨條例須予披露之股東權益及淡倉

So far as is known to the directors and chief executives of the Company, as at March 31, 2005, the following persons had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company under Section 336 of the SFO:

就本公司董事及主要行政人員所知，於二零零五年三月三十一日，下列人士於本公司股份或相關股份中擁有根據證券及期貨條例第XV部第2及3分部條文而須向本公司披露之權益或淡倉，或載於本公司根據證券及期貨條例第336條須存置之股東登記冊之權益或淡倉：

Name of Shareholder 股東名稱	*Note* *附註*	Long Position/ Short Position 好倉／淡倉	Capacity 身份	No. of shares held 持有股份數目	No. of underlying shares (unlisted equity derivatives of the Company) held 持有相關股份數目(本公司非上市股本衍生工具)	Approximate % of the issued ordinary share capital of the Company 本公司已發行普通股本概約百分比
Ms. Ng Yuen Lan, Macy 伍婉蘭女士	*1*	Long Position 好倉	Interest of spouse 配偶權益	45,798,813	—	20.48%
Ms. Ng Yuen Lan, Macy 伍婉蘭女士	*1*	Long Position 好倉	Interest of spouse 配偶權益	—	5,600,000	2.50%
Dr. Chan 陳博士	*1*	Long Position 好倉	Interest of controlled corporation 受控公司之權益	45,798,813	—	20.48%
Dr. Chan 陳博士	*1*	Long Position 好倉	Beneficial owner 實益擁有人	—	5,600,000	2.50%
Chinaview Chinaview	*1*	Long Position 好倉	Interest of controlled corporation 受控公司之權益	45,798,813	—	20.48%
Galaxyway Galaxyway	*1*	Long Position 好倉	Interest of controlled corporation 受控公司之權益	45,798,813	—	20.48%
ITC 德祥企業	*1*	Long position 好倉	Interest of controlled corporation 受控公司之權益	45,798,813	—	20.48%

Report of the Directors 董事會報告

Name of Shareholder 股東名稱	Note 附註	Long Position/ Short Position 好倉／淡倉	Capacity 身份	No. of shares held 持有股份數目	No. of underlying shares (unlisted equity derivatives of the Company) held 持有相關股份數目(本公司非上市股本衍生工具)	Approximate % of the issued ordinary share capital of the Company 本公司已發行普通股本概約百分比
ITC Investment ITC Investment	1	Long position 好倉	Interest of controlled corporation 受控公司之權益	45,798,813	—	20.48%
Mankar Assets Limited ("Mankar") Mankar Assets Limited (「Mankar」)	1	Long position 好倉	Interest of controlled corporation 受控公司之權益	45,798,813	—	20.48%
Famex Investment Limited ("Famex") 其威投資有限公司(「其威」)	1	Long position 好倉	Beneficial owner 實益擁有人	45,798,813	—	20.48%
Deutsche Bank Aktiengesellschaft Deutsche Bank Aktiengesellschaft		Long position 好倉	Security interest 證券權益	17,770,000	—	7.95%
Deutsche Bank Aktiengesellschaft Deutsche Bank Aktiengesellschaft		Long position 好倉	Beneficial owner 實益擁有人	11,608,000	—	5.19%
OZ Management, L.L.C. OZ Management, L.L.C.	2	Long position 好倉	Investment manager 投資經理	11,976,000	—	5.36%
OZ Master Fund, Ltd. OZ Master Fund, Ltd.	2	Long position 好倉	Beneficial owner 實益擁有人	11,642,000	—	5.21%
Christian Toggenburger Christian Toggenburger		Long position 好倉	Beneficial owner 實益擁有人	11,342,536	—	5.07%
Christian Toggenburger Christian Toggenburger		Long position 好倉	Interests held jointly with another persons 與其他人士共同持有之權益	2,741,646	—	1.23%
Aeneas Capital Management LP Aeneas Capital Management LP		Long position 好倉	Investment manager 投資經理	11,896,000	—	5.32%

Report of the Directors

董事會報告

Notes:

1. Famex is a wholly-owned subsidiary of Mankar. Mankar is a wholly-owned subsidiary of ITC Investment, which in turn is a wholly-owned subsidiary of ITC. Galaxyway, a wholly-owned subsidiary of Chinaview, owns more than one-third of the issued ordinary share capital of ITC. Dr. Chan owns the entire issued share capital of Chinaview. Ms. Ng Yuen Lan, Macy is the spouse of Dr. Chan. Mankar, ITC Investment, ITC, Galaxyway, Chinaview, Dr. Chan and Ms. Ng Yuen Lan, Macy are deemed to be interested in 45,798,813 shares of the Company which are held by Famex. Ms. Ng Yuen Lan, Macy is deemed to be interested in 5,600,000 underlying shares (in respect of unlisted equity derivatives) of the Company held by Dr. Chan.

2. OZ Master Fund, Ltd., Topanga XI, Inc. and Fleet Maritime Inc. are investment funds managed by OZ Management, L.L.C., OZ Management, L.L.C. is the legal shareholder of 11,976,000 shares in the Company which are held by OZ Management, L.L.C. as investment manager on behalf of OZ Master Fund, Ltd., Topanga XI, Inc. and Fleet Maritime Inc.. OZ Master Fund, Ltd., Topanga XI, Inc. and Fleet Maritime Inc. are each beneficially interested in 11,642,000 shares, 146,000 shares and 188,000 shares in the Company, respectively.

附註：

1. 其威為Mankar之全資附屬公司。Mankar為ITC Investment之全資附屬公司，而ITC Investment則為德祥企業之全資附屬公司。Chinaview之全資附屬公司Galaxyway擁有德祥企業已發行普通股本三分之一以上。陳博士擁有Chinaview全部已發行股本。伍婉蘭女士為陳博士之配偶。Mankar、ITC Investment、德祥企業、Galaxyway、Chinaview、陳博士及伍婉蘭女士被視為於其威持有之45,798,813股本公司股份中擁有權益。伍婉蘭女士被視為於陳博士持有之5,600,000股本公司相關股份(有關非上市股本衍生工具)中擁有權益。

2. OZ Master Fund, Ltd.、Topanga XI, Inc.及Fleet Maritime Inc.乃由OZ Management, L.L.C.管理之投資基金。OZ Management, L.L.C.乃本公司11,976,000股股份之合法股東，該等股份由OZ Management, L.L.C.作為投資經理代OZ Master Fund, Ltd.、Topanga XI, Inc.及Fleet Maritime Inc.持有。OZ Master Fund, Ltd.、Topanga XI, Inc.及Fleet Maritime Inc.各自實益持有本公司11,642,000股、146,000股及188,000股股份之權益。

Save as disclosed above, as at March 31, 2005, there was no other person (other than the directors or the chief executives of the Company) who had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company under Section 336 of the SFO.

除上述披露者外，於二零零五年三月三十一日，並無其他人士(本公司董事或主要行政人員除外)於本公司股份或相關股份中擁有根據證券及期貨條例第XV部第2及3分部條文而須向本公司披露或記錄於本公司根據證券及期貨條例第336條存置之登記冊之權益或淡倉。

CONTINUING DISCLOSURE OBLIGATION

The total market capitalization of the Company was approximately HK$840.8 million as at March 31, 2005 (the "Total Market Capitalisation"). The trade receivables due to the Group from Walmart Stores Inc., one of the principal customers of the Group, amounted to approximately HK$150.8 million as at March 31, 2005. The trade receivables was interest-free, unsecured, within its credit terms of 0 to 90 days from the invoice date and arose from the ordinary course of business, and represented more than 8% of the Total Market Capitalisation.

As at March 31, 2005, the aggregate amount of the advance by the Company to Wing On was approximately HK$224.8 million (the "Loan"), representing more than 8% of the Total Market Capitalisation. The Loan is unsecured and bears interest at a rate of 2% over the Hong Kong dollar prime rate and is repayable on demand.

持續披露責任

本公司於二零零五年三月三十一日之總市值約為840,800,000港元(「總市值」)。於二零零五年三月三十一日，本集團應收Walmart Stores Inc.(本集團主要客戶之一)之貿易應收款項約為150,800,000港元。貿易應收款項為免息、無抵押、須於彼自發票日期起計0至90日之信貸期內償還，且在日常業務過程中產生，佔總市值超逾8%。

於二零零五年三月三十一日，本公司給予永安之墊款總額約為224,800,000港元(「該貸款」)，佔總市值超逾8%。該貸款乃無抵押，按港元最優惠利率加2厘計息，並須於要求時償還。

Report of the Directors

董事會報告

MAJOR CUSTOMERS AND SUPPLIERS

For the year ended March 31, 2005:

(i) The Group's largest customer and five largest customers accounted for approximately 27.6% and 60.8% respectively of the Group's total turnover.

(ii) The Group's largest supplier and five largest suppliers accounted for approximately 40.0% and 73.6% respectively of the Group's total purchases (not including purchases of items which are of capital nature).

So far as the directors are aware, none of the directors, their associates or any shareholders who owned more than 5% of the Company's share capital had any interest in the five largest customers or suppliers of the Group.

主要客戶及供應商

截至二零零五年三月三十一日止年度：

(i) 本集團之最大客戶及五大客戶分別約佔本集團總營業額之27.6%及60.8%。

(ii) 本集團之最大供應商及五大供應商分別約佔本集團總購貨額（不包括屬資本性質之貨品採購）之40.0%及73.6%。

據董事所知，各董事、彼等之聯繫人士或任何擁有本公司股本5%以上之股東，概無於本集團之五大客戶或供應商中擁有任何權益。

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SHARES

During the year ended March 31, 2005, there were no purchases, sales or redemptions by the Company, or any of its subsidiaries, of the Company's listed shares.

購買、出售或贖回本公司之上市股份

截至二零零五年三月三十一日止年度，本公司或其任何附屬公司概無購買、出售或贖回本公司之上市股份。

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under the Company's Bye-laws, or the laws in Bermuda which would oblige the Company to offer new shares on a pro-rata basis to existing shareholders.

優先購買權

本公司之公司細則或百慕達法律並無任何有關優先購買權之條款，規定本公司須按比例向現有股東提呈發售新股份。

ANNUAL CONFIRMATION OF INDEPENDENCE

The Company has received the annual confirmation of independence from each of the independent non-executive directors as required under Rule 3.13 of the Listing Rules. The Company considered all independent non-executive directors to be independent.

獨立性年度確認

本公司已接獲各獨立非執行董事按上市規則第3.13條規定發出之年度獨立性確認函。本公司認為所有獨立非執行董事均屬獨立人士。

COMPLIANCE WITH THE CODE OF BEST PRACTICE

The Company has complied throughout the year ended March 31, 2005 with the Code of Best Practice as set out in Appendix 14 of the Listing Rules except that the non-executive directors are not appointed for a specific term as they are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Bye-laws of the Company.

遵守最佳應用守則

本公司於截至二零零五年三月三十一日止年度一直遵守上市規則附錄十四所載之最佳應用守則，惟非執行董事並無固定任期，須按照本公司之公司細則在本公司之股東週年大會上輪值告退並膺選連任。

Report of the Directors

董事會報告

COMPLIANCE WITH THE MODEL CODE

The Company has adopted the Model Code as set out in Appendix 10 of the Listing Rules as its own code for dealing in securities of the Company by the directors. Having made specific enquiry of all directors, the Company confirmed that all directors have complied with the required standard as set out in the Model Code during the year ended March 31, 2005.

遵守標準守則

本公司已採納上市規則附錄十所載之標準守則作為董事進行本公司證券交易之守則。經對所有董事作出具體查詢後，本公司確認，於截至二零零五年三月三十一日止年度，所有董事均已遵守標準守則所載之規定準則。

DIRECTORS' RESPONSIBILITES FOR THE FINANCIAL STATEMENTS

The directors are responsible for the preparation of the financial statements for each financial period which give a true and fair view of the state of affairs of the Group and of the results and cash flows for that period. In preparing the financial statements for the year ended March 31, 2005, the directors have selected suitable accounting policies and applied them consistently, made judgements and estimates that are prudent, fair and reasonable and prepared the financial statements on a going concern basis. The directors are also responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Group, for safeguarding the assets of the Group and for taking reasonable steps for the Prevention and detection of fraud and other irregularities.

董事對財務報表之責任

董事乃負責編製各財政期間之財務報表，該等財務報表均真實及公平地反映本集團於有關期間之財政狀況與業績及現金流量。於編製截至二零零五年三月三十一日止年度之財務報表時，董事已選擇合適之會計政策並貫徹運用，作出公平合理及審慎之判斷及估計以及按持續經營業務之基準編製財務報表。董事亦負責保存適當之會計記錄，該等會計記錄可隨時合理準確地披露本集團之財政狀況，以保障本集團之資產，並採取合理步驟防止及偵查欺詐及其他違規行為。

AUDIT COMMITTEE

The audit committee of the Company (the "Audit Committee") has reviewed with the management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters including the review of the audited financial statements of the Company. The Audit Committee currently comprises two independent non-executive directors, Mr. Kwok Ka Lap, Alva and Mr. Wong King Lam, Joseph and a non-executive director, Mr. Cheung Hon Kit.

審核委員會

本公司之審核委員會(「審核委員會」)已聯同管理層審閱本集團所採納之會計政策及慣例，並就審核、內部監控及財務報告事宜進行商討，其中包括審閱本公司之經審核財務報表。審核委員會之成員包括兩位獨立非執行董事郭嘉立先生及黃景霖先生及一名非執行董事張漢傑先生。

SUFFICIENCY OF PUBLIC FLOAT

Based on the information that is publicly available to the Company and within the knowledge of the directors, as at the date of this report, the Company has maintained sufficient public float as required under the Listing Rules.

公眾持股量之充足性

根據可公開查閱之本公司資料，就董事所知，於本報告刊發日期，本公司一直維持上市規則所規定之充足公眾持股量。

POST BALANCE SHEET EVENTS

Details of the significant post balance sheet events are set out in note 41 to the financial statements.

結算日後事項

有關重大結算日後事項之詳情，載於財務報表附註第41項。

Report of the Directors

董事會報告

AUDITORS

A resolution will be proposed at the AGM to re-appoint Messrs. Deloitte Touche Tohmatsu as auditors of the Company.

On behalf of the Board

Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, July 22, 2005

核數師

董事會將於股東週年大會上提呈決議案，續聘德勤•關黃陳方會計師行為本公司核數師。

代表董事會

主席
陳國強博士

香港，二零零五年七月二十二日

Report of the Auditors

核數師報告

Deloitte.
德勤

TO THE SHAREHOLDERS OF HANNY HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

We have audited the financial statements on pages 43 to115 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with Section 90 of the Bermuda Companies Act, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and of the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

致錦興集團有限公司股東
(於百慕達註冊成立之有限公司)

本核數師行已完成審核刊於第43頁至第115頁按照香港普遍採納之會計準則編製之財務報表。

董事及核數師之個別責任

貴公司之董事須負責編製真實與公平之財務報表。在編製真實與公平之財務報表時，董事必須貫徹採用合適之會計政策。

本行之責任乃根據本行審核工作之結果，對該等財務報表表達獨立意見，並按照百慕達公司法第90條將本行之意見僅向全體股東報告，且不會用作其他用途。本行概不會就本報告內容向任何其他人士負責或承擔責任。

意見之基礎

本行乃按照香港會計師公會頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與財務報表所載數額及披露事項有關之憑證，亦包括評估董事於編製該等財務報表時所作之重大估計及判斷，所釐定之會計政策是否適合 貴公司及 貴集團之具體情況，以及是否貫徹應用並足夠地披露該等會計政策。

本行在規劃及進行審核工作時，均以取得一切本行認為必需之資料及解釋為目標，使本行能獲得充分憑證，就該等財務報表是否存有重大錯誤陳述，作出合理確定。在表達本行意見時，本行亦已衡量該等財務報表所載之資料在整體上是否足夠。本行相信，本行之審核工作已能為下列意見建立合理基礎。

Report of the Auditors

核數師報告

TO THE SHAREHOLDERS OF HANNY HOLDINGS LIMITED *(continued)*
(Incorporated in Bermuda with limited liability)

致錦興集團有限公司股東 *(續)*
(於百慕達註冊成立之有限公司)

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at March 31, 2005 and of the loss and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

意見

本行認為上述財務報表均真實與公平地反映　貴公司及　貴集團於二零零五年三月三十一日之財務狀況及　貴集團於截至該日止年度之虧損及現金流動情況，並已按香港公司條例之披露規定而妥善編製。

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
July 22, 2005

德勤•關黃陳方會計師行
執業會計師
香港
二零零五年七月二十二日

Consolidated Income Statement 綜合收益表

FOR THE YEAR ENDED MARCH 31, 2005 *截至二零零五年三月三十一日止年度*

		NOTES 附註	2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元
Turnover	營業額	4	5,676,459	5,025,930
Cost of sales	銷售成本		(4,376,361)	(3,932,182)
Gross profit	毛利		1,300,098	1,093,748
Other operating income	其他經營收入	6	114,145	111,903
Distribution and selling expenses	分銷及銷售開支		(770,262)	(688,528)
Administrative expenses	行政開支		(294,778)	(283,709)
Other operating expenses	其他經營開支	7	(29,712)	(4,598)
Profit from operations	經營溢利	8	319,491	228,816
Realization of negative goodwill arising on acquisition of an additional interest in an associate	變現收購一間聯營公司額外權益產生之負商譽		2,057	—
Finance costs	財務費用	9	(18,198)	(26,440)
Share of results of associates	應佔聯營公司業績		(59,725)	(73,463)
Impairment loss on goodwill arising on acquisition of an associate	收購一間聯營公司產生之商譽減值虧損	19(c)	(177,446)	—
Amortization of goodwill arising on acquisition of associates	攤銷收購聯營公司產生之商譽		(28,089)	(17,651)
Net (loss) gain on disposal of subsidiaries and associates	出售附屬公司及聯營公司之(虧損)收益淨額	10	(15,747)	10,377
Profit before income tax	除所得税前溢利		22,343	121,639
Income tax expense	所得税支出	13	121,644	27,846
(Loss) profit before minority interests	未計少數股東權益前(虧損)溢利		(99,301)	93,793
Minority interests	少數股東權益		61,624	80,493
(Loss) profit for the year	本年度(虧損)溢利		(160,925)	13,300
Dividends	股息	14	11,193	11,221
(Loss) earnings per share — basic	每股(虧損)盈利 — 基本	15	HK$(0.81)	HK$0.08

Consolidated Balance Sheet 綜合資產負債表

AT MARCH 31, 2005 *於二零零五年三月三十一日*

		NOTES 附註	2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元
Non-current Assets	非流動資產			
Property, plant and equipment	物業、機器及設備	16	70,557	79,503
Intangible assets	無形資產	17	401,383	428,019
Interests in associates	聯營公司權益	19	636,666	906,409
Investments in securities	證券投資	20	123,534	189,220
Long-term loan receivables	應收長期貸款	21	—	4,898
Payment for acquisition of a long-term investment	收購一項長期投資之付款	22	35,000	—
Deferred tax assets	遞延稅項資產	35	18,418	35,480
			1,285,558	1,643,529
Current Assets	流動資產			
Other asset	其他資產	23	108,000	145,085
Inventories	存貨	24	587,078	877,409
Trade and other receivables	貿易及其他應收款項	25	766,277	738,820
Investments in securities	證券投資	20	144,435	132,634
Short-term loan receivables	應收短期貸款	21	111,851	41,173
Short-term loan receivables from related companies	應收有關連公司之短期貸款	42	224,233	167,365
Margin loan receivables	應收孖展貸款		30,586	32,373
Tax recoverable	可退回稅項		19,855	488
Pledged bank deposits	已抵押銀行存款		20,014	—
Bank balances and cash	銀行結存及現金		359,603	164,360
			2,371,932	2,299,707
Current Liabilities	流動負債			
Trade and other payables	貿易及其他應付款項	26	1,011,814	1,272,283
Margin loan payables	應付孖展貸款		253	840
Bills payable	應付票據		3,644	4,939
Taxation	稅項		91,420	2,496
Borrowings — due within one year	借款 — 一年內到期	27	85,881	349,059
Obligations under finance leases — due within one year	融資租約承擔 — 一年內到期	28	462	1,068
Bank overdrafts	銀行透支		46,978	23,266
			1,240,452	1,653,951
Net Current Assets	流動資產淨值		1,131,480	645,756
			2,417,038	2,289,285

Consolidated Balance Sheet
AT MARCH 31, 2005

綜合資產負債表
於二零零五年三月三十一日

		NOTES 附註	2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元
Capital and Reserves	資本及儲備			
Share capital	股本	29	**2,236**	1,866
Reserves	儲備	30	**1,805,075**	1,871,315
			1,807,311	1,873,181
Minority Interests	少數股東權益		**449,617**	405,157
Non-current Liabilities	非流動負債			
Borrowings — due after one year	借款 — 一年後到期	27	**157,470**	7,921
Obligations under finance leases — due after one year	融資租約承擔 — 一年後到期	28	**—**	462
Amount due to a minority shareholder	應付一個少數股東款項	31	**2,526**	2,428
Deferred tax liabilities	遞延稅項負債	35	**114**	136
			160,110	10,947
			2,417,038	2,289,285

The financial statements on pages 43 to 115 were approved and authorized for issue by the Board of Directors on July 22, 2005 and are signed on its behalf by:

董事會已於二零零五年七月二十二日批准及授權刊發第43頁至第115頁之財務報表，並由以下董事代表簽署：

DR. CHAN KWOK KEUNG, CHARLES
CHAIRMAN
陳國強博士
主席

DR. YAP, ALLAN
MANAGING DIRECTOR
YAP, ALLAN博士
董事總經理

Balance Sheet 資產負債表

AT MARCH 31, 2005 *於二零零五年三月三十一日*

		NOTES 附註	2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元
Non-current Assets	非流動資產			
Interests in subsidiaries	附屬公司權益	18	1,982,738	2,770,417
Current Assets	流動資產			
Other receivables	其他應收款項		1,969	1,969
Investments in securities	證券投資	20	816	813
Bank balances and cash	銀行結存及現金		646	65
			3,431	2,847
Current Liabilities	流動負債			
Other payables	其他應付款項		32,193	21,631
Borrowings — due within one year	借款 — 一年內到期	27	—	149,333
			32,193	170,964
Net Current Liabilities	流動負債淨額		(28,762)	(168,117)
			1,953,976	2,602,300
Capital and Reserves	資本及儲備			
Share capital	股本	29	2,236	1,866
Reserves	儲備	30	1,802,407	1,787,391
			1,804,643	1,789,257
Non-current Liabilities	非流動負債			
Amount due to a subsidiary	應付一間附屬公司款項	18	—	813,043
Borrowings — due after one year	借款 — 一年後到期	27	149,333	—
			149,333	813,043
			1,953,976	2,602,300

DR. CHAN KWOK KEUNG, CHARLES
CHAIRMAN
陳國強博士
主席

DR. YAP, ALLAN
MANAGING DIRECTOR
YAP, ALLAN博士
董事總經理

Consolidated Statement of Changes in Equity 綜合股東權益變動表

FOR THE YEAR ENDED MARCH 31, 2005 *截至二零零五年三月三十一日止年度*

		Share capital 股本 HK$'000 千港元	Share premium 股份溢價 HK$'000 千港元	Capital reserve 資本儲備 HK$'000 千港元 (note 30) (附註30)	Contributed surplus 實繳盈餘 HK$'000 千港元 (note 30) (附註30)	Currency translation reserve 外幣兌換儲備 HK$'000 千港元	Capital redemption reserve 資本贖回儲備 HK$'000 千港元	Other reserves 其他儲備 HK$'000 千港元 (note 30) (附註30)	Retained profits 保留溢利 HK$'000 千港元	Total 總額 HK$'000 千港元
At April 1, 2003	於二零零三年四月一日	1,603	—	(34,164)	1,603,329	1,406	592	—	156,801	1,729,567
Currency realignment not recognized in the consolidated income statement	未於綜合收益表內確認之外幣調整	—	—	—	—	15,236	—	—	—	15,236
Issue of shares	發行股份	263	99,934	—	—	—	—	—	—	100,197
Share issue expenses	發行股份支出	—	(713)	—	—	—	—	—	—	(713)
Share of reserves of associates	應佔聯營公司儲備	—	—	—	—	—	—	14,448	—	14,448
Realized on partial disposal of shareholding in a subsidiary	出售一間附屬公司部份股權時變現	—	—	12,027	—	—	—	—	—	12,027
Realized on disposal of a subsidiary	出售一間附屬公司時變現	—	—	556	—	(216)	—	—	—	340
Profit for the year	本年度溢利	—	—	—	—	—	—	—	13,300	13,300
Dividends paid	繳訖股息	—	—	—	—	—	—	—	(11,221)	(11,221)
At March 31, 2004 and April 1, 2004	於二零零四年三月三十一日及二零零四年四月一日	1,866	99,221	(21,581)	1,603,329	16,426	592	14,448	158,880	1,873,181
Currency realignment not recognized in the consolidated income statement	未於綜合收益表內確認之外幣調整	—	—	—	—	2,475	—	—	—	2,475
Issue of shares	發行股份	370	118,976	—	—	—	—	—	—	119,346
Share issue expenses	發行股份支出	—	(640)	—	—	—	—	—	—	(640)
Share of reserves of associates	應佔聯營公司儲備	—	—	—	—	—	—	(14,249)	—	(14,249)
Realized on disposal of subsidiaries	出售附屬公司時變現	—	—	(556)	—	7,842	—	—	—	7,286
Release upon disposal/deemed disposal of interest in associates	出售／視為出售聯營公司權益時撥回	—	—	—	—	—	—	(7,997)	—	(7,997)
Realized on liquidation of an associate	清算一間聯營公司時變現	—	—	—	—	27	—	—	—	27
Transfer from contributed surplus to retained profits	實繳盈餘轉撥至保留溢利	—	—	—	(155,127)	—	—	—	155,127	—
Loss for the year	本年度虧損	—	—	—	—	—	—	—	(160,925)	(160,925)
Dividends paid	繳訖股息	—	—	—	—	—	—	—	(11,193)	(11,193)
At March 31, 2005	**於二零零五年三月三十一日**	2,236	217,557	(22,137)	1,448,202	26,770	592	(7,798)	141,889	1,807,311

The retained profits of the Group of approximately HK$141,889,000 (2004: HK$158,880,000) include deficits of approximately HK$187,943,000 (2004: HK$123,971,000) attributable to the Group's associates.

本集團之保留溢利約為141,889,000港元（二零零四年：158,880,000港元），當中包括本集團應佔聯營公司之虧損約187,943,000港元（二零零四年：123,971,000港元）。

Consolidated Cash Flow Statement 綜合現金流量表

FOR THE YEAR ENDED MARCH 31, 2005 *截至二零零五年三月三十一日止年度*

		2005 二零零五年 *HK$'000* *千港元*	2004 二零零四年 *HK$'000* *千港元*
OPERATING ACTIVITIES	經營業務		
Profit from operations	經營溢利	**319,491**	228,816
Adjustments for:	調整：		
Interest income	利息收入	**(22,651)**	(22,728)
Net unrealized holding gain on other investments	所持其他投資之未變現收益淨額	**(17,223)**	(16,829)
(Reversal of allowance) allowance for margin loan receivables	應收孖展貸款(準備回撥)準備	**(2,387)**	5,300
Realization of negative goodwill arising on acquisition of an associate	變現收購一間聯營公司之負商譽	**(8)**	—
Amortization of intangible assets	無形資產攤銷	**51,066**	44,137
Allowance for slow moving and obsolete inventories	滯銷及陳舊存貨準備	**25,588**	24,679
Allowance for bad and doubtful debts	呆壞賬準備	**22,269**	3,208
Depreciation and amortization of property, plant and equipment	物業、機器及設備折舊及攤銷	**19,785**	19,632
Allowance for loan receivables	應收貸款準備	**8,338**	16,653
Loss on disposal of property, plant and equipment	出售物業、機器及設備之虧損	**1,098**	696
Net loss (gain) on disposal of investment securities	出售投資證券之虧損(收益)淨額	**29,712**	(9,577)
Impairment loss on goodwill arising on acquisition of a subsidiary	收購一間附屬公司產生之商譽之減值虧損	**—**	4,598
Operating cash flows before movements in working capital	營運資金變動前之經營現金流量	**435,078**	298,585
Decrease (increase) in other asset	其他資產減少(增加)	**37,085**	(11,085)
Decrease (increase) in inventories	存貨減少(增加)	**262,639**	(367,669)
Increase in trade and other receivables	貿易及其他應收款項增加	**(36,899)**	(552,508)
Decrease in other investments	其他投資減少	**13,623**	38,877
Decrease in margin loan receivables	應收孖展貸款減少	**4,174**	13,422
(Decrease) increase in trade and other payables	貿易及其他應付款項(減少)增加	**(260,297)**	468,621
Decrease in margin loan payables	應付孖展貸款減少	**(587)**	(769)
(Decrease) increase in bills payable	應付票據(減少)增加	**(1,295)**	2,458
Cash generated from (used in) operations	經營業務產生(動用)之現金	**453,521**	(110,068)
Interest and finance charges paid	繳訖利息及財務費用	**(8,369)**	(14,155)
Overseas tax paid	繳訖海外税項	**(43,607)**	(41,262)
Hong Kong Profits Tax refunded	退還香港利得税	**386**	104
NET CASH FROM (USED IN) OPERATING ACTIVITIES	**經營業務產生(動用)之現金淨額**	**401,931**	(165,381)

Consolidated Cash Flow Statement 綜合現金流量表

FOR THE YEAR ENDED MARCH 31, 2005 *截至二零零五年三月三十一日止年度*

		NOTES 附註	2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元
INVESTING ACTIVITIES	**投資業務**			
Proceeds from disposal of investment securities	出售投資證券所得款項		150,255	9,957
Amounts repaid by associates	聯營公司償還之款項		14,256	19,797
Repayment of short-term loan receivables from a related company	償還應收一間有關連公司之短期貸款		32,890	53,954
Repayment of short-term loan receivables	償還應收短期貸款		29,588	234,669
Interest received	已收利息		18,123	21,093
Disposal of subsidiaries	出售附屬公司	33	7,353	(5)
Dividend received from an associate	收取自一間聯營公司之股息		4,668	4,257
Proceeds from disposal of property, plant and equipment	出售物業、機器及設備所得款項		1,274	3,127
Proceeds from disposal of an associate	出售一間聯營公司所得款項		10	—
Acquisition of investment securities	收購投資證券		(123,348)	—
Increase in short-term loan receivables	應收短期貸款增加		(105,755)	(270,822)
Increase in short-term loan receivables from related companies	應收有關連公司之短期貸款增加		(89,758)	(194,495)
Acquisition of interest in associates	收購聯營公司權益		(44,148)	(19,348)
Acquisition of an additional interest in a subsidiary	收購一間附屬公司額外權益		(37,320)	—
Payment for acquisition of a long-term investment	收購一項長期投資之付款		(35,000)	—
(Increase) decrease in pledged bank deposits	已抵押銀行存款(增加)減少		(20,014)	19,226
Purchase of property, plant and equipment	購買物業、機器及設備		(14,229)	(17,726)
Acquisition of unlisted debt security	收購非上市債務證券		(12,000)	—
Proceeds from partial disposal of shareholding in a subsidiary	出售一間附屬公司部份股權所得款項		—	274,085
Loans repaid by associates	自聯營公司償還之貸款		—	6,496
Acquisition of a subsidiary	收購一間附屬公司	32	—	(130,508)
Acquisition of patent	收購專利權		—	(8,065)
NET CASH (USED IN) FROM INVESTING ACTIVITIES	**投資業務(動用)產生之現金淨額**		(223,155)	5,692
FINANCING ACTIVITIES	**融資業務**			
Bank loans raised	新增銀行貸款		886,161	575,079
Proceeds from issue of shares	發行股份所得款項		118,500	99,484
Other loans raised	新增其他貸款		10,000	94,396
Repayments of bank loans	償還銀行貸款		(1,010,697)	(606,873)
Dividends paid	繳訖股息		(10,987)	(11,221)
Repayments of obligations under finance leases	償還融資租約承擔		(1,070)	(1,137)
Repayments to a minority shareholder	償還一個少數股東款項		(10)	—
Repayments of other loans	償還其他貸款		—	(56,239)
NET CASH (USED IN) FROM FINANCING ACTIVITIES	**融資業務(動用)產生之現金淨額**		(8,103)	93,489
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**現金及現金等額增加(減少)淨額**		170,673	(66,200)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	**年初之現金及現金等額**		141,094	202,157
EFFECT OF FOREIGN EXCHANGE RATE CHANGES	**滙率變動之影響**		858	5,137
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	**年終之現金及現金等額**		312,625	141,094
ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS	**現金及現金等額結存分析**			
Bank balances and cash	銀行結存及現金		359,603	164,360
Bank overdrafts	銀行透支		(46,978)	(23,266)
			312,625	141,094

Notes To The Financial Statements

FOR THE YEAR ENDED MARCH 31, 2005

財務報表附註

截至二零零五年三月三十一日止年度

1. GENERAL

The Company is incorporated in Bermuda as an exempted company with limited liability and its shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The Company is an investment holding company. The principal activities of its principal subsidiaries and associates are set out in note 43.

2. POTENTIAL IMPACT ARISING FROM AND ADOPTION OF THE RECENTLY ISSUED ACCOUNTING STANDARDS

In 2004, the Hong Kong Institute of Certified Public Accountants (the "HKICPA") issued a number of new or revised Hong Kong Accounting Standards ("HKASs") and Hong Kong Financial Reporting Standards ("HKFRSs") (herein collectively referred to as the "new HKFRSs") which are effective for accounting periods beginning on or after January 1, 2005 except for HKFRS 3 "Business combinations" ("HKFRS 3"). The Group has not early adopted these new HKFRSs in the financial statements for the year ended March 31, 2005.

HKFRS 3 is applicable to business combinations for which the agreement date is on or after January 1, 2005. The Group has entered into agreements for business combination for which the agreement date is after January 1, 2005 and has adopted HKFRS 3 for these business combinations. The financial effect on adopting this HKFRS is set out in note 3.

Save as disclosed above, the Group has commenced considering the potential impact of the other new HKFRSs but is not yet in a position to determine whether these new HKFRSs would have a significant impact on how its results of operations and financial position are prepared and presented. These new standards may result in changes in the future as to how the results and financial position are prepared and presented.

1. 一般資料

本公司於百慕達以豁免有限公司形式註冊成立，其股份於香港聯合交易所有限公司(「聯交所」)上市。

本公司乃一間投資控股公司。其主要附屬公司及聯營公司之主要業務載於附註第43項。

2. 採納近期頒佈之會計準則及可能產生之影響

二零零四年，香港會計師公會(「香港會計師公會」)頒佈多項新訂或經修訂之香港會計準則(「香港會計準則」)及香港財務報告準則(「香港財務報告準則」)(本文合稱「新香港財務報告準則」)。除香港財務報告準則第3號「業務合併」(「香港財務報告準則第3號」)外，新香港財務報告準則適用於二零零五年一月一日或之後開始之會計期間。本集團並無就截至二零零五年三月三十一日止年度之財務報表提前採納該等新香港財務報告準則。

香港財務報告準則第3號適用於協議日期為二零零五年一月一日或之後之業務合併。本集團已就業務合併訂立協議(協議日期為二零零五年一月一日之後)並已就此等業務合併採納香港財務報告準則第3號。採納該香港財務報告準則之財務影響載於附註第3項。

除上文所披露者外，本集團已開始考慮其他新香港財務報告準則之潛在影響，但現時仍未能評定該等新香港財務報告準則對其經營業績及財務狀況之編製及呈列方式是否有重大影響。此等新準則可能使業績及財務狀況之編製及呈列方式於未來出現變動。

Notes To The Financial Statements

FOR THE YEAR ENDED MARCH 31, 2005

財務報表附註

截至二零零五年三月三十一日止年度

3. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention as modified for the revaluation of certain properties and investments in securities and in accordance with accounting principles generally accepted in Hong Kong.

In the current year, the Group applied, for the first time, HKFRS 3 to business combinations for which the agreement date is on or after January 1, 2005. For business combinations which the agreement date was before January 1, 2005, goodwill arising is accounted for in accordance with the Statement of Standard Accounting Practice ("SSAP") 30 "Business Combinations" ("SSAP 30") issued by the HKICPA. Under SSAP 30, goodwill represents the excess of the cost of the acquisition over the Group's interest in the fair value of identifiable assets and liabilities of a subsidiary or an associate at the date of acquisition and is stated at cost less accumulated amortization and accumulated impairment losses. Under SSAP 30, negative goodwill represents the excess of the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or an associate at the date of acquisition over the cost of acquisition and is presented as deduction from assets. To the extent that such negative goodwill is attributable to losses or expenses anticipated at the date of acquisition, it is released to income in the period in which those losses or expenses arise. HKFRS 3 requires goodwill arising from acquisitions to be determined as the excess of the cost of acquisition over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities on the date of acquisition. After initial recognition, HKFRS 3 requires goodwill to be carried at cost less accumulated impairment losses. HKFRS 3 prohibits the amortization of goodwill. If, after reassessment, the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess is recognized immediately in the income statement. The application of HKFRS 3 has resulted in the recognition of goodwill of HK$24,430,000 which are not subject to amortization but, impairment reviews are required and HK$2,057,000 of negative goodwill arising on acquisition of an additional interest in an associate was credited to income statement.

3. 主要會計政策

此等財務報表乃按歷史成本準則擬准，已按若干物業及證券投資之重估作出修訂，並已遵循香港普遍接納之會計準則。

於本年度，本集團首次就協議日期為二零零五年一月一日或以後之業務合併採用香港財務報告準則第3號。就協議日期為二零零五年一月一日以前之業務合併而言，所產生之商譽乃按照香港會計師公會頒佈之會計實務準則(「會計實務準則」)第30號「業務合併」(「會計實務準則第30號」)列賬。根據會計實務準則第30號，商譽乃指收購附屬公司或聯營公司權益所付購買成本超逾本集團於收購附屬公司或聯營公司之日應佔可識別資產及負債之公平價值之數額，按成本減累計攤銷及累計減值虧損列賬。根據會計實務準則第30號，負商譽乃指本集團於收購附屬公司或聯營公司之日應佔可識別資產及負債之公平價值超逾收購附屬公司或聯營公司權益所付購買成本之數額，列為資產扣減。倘有關負商譽乃因於收購日期預期之虧損或開支引致，則會於有關虧損或開支產生之期間撥入收益。香港財務報告準則第3號規定，收購所產生之商譽乃指收購成本超過本集團於收購日期所佔可識別資產、負債及或然負債公平淨值之金額。於初步確認後，香港財務報告準則第3號規定商譽須按成本減累計減值虧損列賬。香港財務報告準則第3號禁止攤銷商譽。倘經重新評估後，本集團所佔被收購人可識別資產、負債及或然負債公平淨值超過業務合併成本，則超出部份將立即於收益表內確認。因應用香港財務報告準則第3號而引致確認之商譽為24,430,000港元，有關商譽不須予以攤銷，惟須作減值評估，而因收購一間聯營公司額外權益產生之負商譽為2,057,000港元，已計入收益表。

Notes To The Financial Statements

FOR THE YEAR ENDED MARCH 31, 2005

財務報表附註

截至二零零五年三月三十一日止年度

3. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

The principal accounting policies adopted are set out below:

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to March 31 each year.

The results of the subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant intercompany transactions and balances within the Group are eliminated on consolidation.

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or an associate at the date of acquisition.

Goodwill arising on acquisitions prior to April 1, 2001 continues to be held in reserves and will be charged to the income statement at the time of disposal of the relevant subsidiary or associate, or at such time as the goodwill is determined to be impaired.

Goodwill arising on acquisitions prior to April 1, 2001 which was capitalized and goodwill arising on acquisitions after April 1, 2001 but before January 1, 2005 are capitalized and amortized on a straight-line basis over its estimated useful economic life. Goodwill arising on the acquisition of an associate is included within the carrying amount of the associate. Goodwill arising on the acquisition of subsidiaries is presented separately in the balance sheet.

Goodwill arising on acquisition after January 1, 2005 is recognized as an asset and initially measured at cost, being the excess of the cost of the business combination over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognized. If, after reassessment, the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess is recognized immediately in the income statement.

3. 主要會計政策 *(續)*

所採用之主要會計政策茲列如下：

綜合基準

綜合財務報表包括本公司及屬下各附屬公司每年截至三月三十一日止之財務報表。

於年內所收購或出售附屬公司之業績乃自收購生效日或計至出售生效日(以適用者計)於綜合收益表入賬。

本集團公司之間所有重大交易及結存均於綜合賬目時撇銷。

商譽

於綜合時產生之商譽指收購附屬公司或聯營公司權益所付購買成本超逾本集團於收購附屬公司或聯營公司之日應佔可識別資產及負債之公平價值之數額。

於二零零一年四月一日前於收購時產生之商譽繼續保留於儲備內，將於出售有關附屬公司或聯營公司時，或於商譽確定為減值之時，於收益表中扣除。

於二零零一年四月一日前產生自收購之已被資本化之商譽，及於二零零一年四月一日後而於二零零五年一月一日前產生自收購之商譽，根據其估計可用年期按直線法資本化及攤銷。產生自收購聯營公司之商譽，計入該聯營公司之賬面值內。產生自收購附屬公司之商譽，獨立呈列於資產負債表中。

於二零零五年一月一日後於收購時產生之商譽確認為一項資產，最初按成本值計算，即業務合併成本超逾本集團應佔可識別資產、負債及已確認或然負債之公平淨值之數額。倘經重新評估後，本集團所佔被收購人可識別資產、負債及或然負債公平淨值超過業務合併成本，則超出部份將立即於收益表內確認。

Notes To The Financial Statements
FOR THE YEAR ENDED MARCH 31, 2005

財務報表附註
截至二零零五年三月三十一日止年度

3. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Goodwill *(continued)*

For the purpose of impairment testing, goodwill is allocated to each of the Group's cash-generating units ("CGU") expected to benefit from the synergies of the combination. CGU to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the CGU is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognized for goodwill is not reversed in a subsequent period.

Trademark licenses

Trademark licenses are stated at cost less amortization and any identified impairment loss. Amortization is calculated to write off the cost of the trademark licenses over their estimated useful lives, using the straight-line method.

Patent

The patent is measured initially at cost and amortized on a straight-line basis over its estimated useful life.

Revenue recognition

Sales of goods are recognized when goods are delivered and title has passed.

Sales of investments in securities are recognized on a trade-date basis when contracts are executed.

Sales of other asset are recognized upon the execution of a binding sale agreement.

Internet service income and royalty income are recognized when services are provided.

Rental income, including rentals invoiced in advance from properties let under operating leases, is recognized on a straight-line basis over the period of the respective leases.

Interest income is accrued on a time basis, by reference to the principal outstanding and at the interest rate applicable.

3. 主要會計政策 *(續)*

商譽 *(續)*

為進行減值測試，本集團將商譽分攤至預期可從合併產生之協同效益中獲益之各現金產生單位(「現金產生單位」)。每年均會就獲分攤商譽之現金產生單位作減值測試，或當有跡象顯示有關單位可能減值時則進行更為頻密之測試。倘現金產生單位之可收回金額低於該單位之賬面值，則首先會分攤減值虧損以減低該單位所獲分攤之商譽之賬面值，其後再根據該單位內每項資產之賬面值按比例分攤至該單位內其他資產。已確認之商譽減值虧損不會於往後期間予以撥回。

商標許可證

商標許可證乃按成本值減攤銷及任何已確認減值虧損列賬。商標許可證之攤銷乃根據其估計可用年期按直線法撇銷其成本。

專利權

專利權按最初成本值計算並按其估計可用年期以直線法攤銷。

確認收入

出售貨品於貨品付運及所有權轉移後確認。

出售證券投資於簽訂出售合約後之交易日確認。

出售其他資產於簽訂約束性銷售協議時確認。

互聯網服務收入及專利收入於提供服務後確認。

租金收入包括來自根據營運租約出租之物業事先發出發票收取之租金收入，乃根據個別租約年期按直線法確認。

利息收入按時間以尚未償還之本金金額及適用之利率計算。

Notes To The Financial Statements
FOR THE YEAR ENDED MARCH 31, 2005

3. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Property, plant and equipment

Property, plant and equipment are stated at cost or valuation less accumulated depreciation and amortization and accumulated impairment losses.

Advantage has been taken of the transitional relief provided by paragraph 80 of SSAP 17 "Property, plant and equipment" from the requirement to make regular revaluations of the Group's land and buildings which had been carried at revalued amounts prior to September 30, 1995. Accordingly, no further revaluation of land and buildings will be carried out.

Depreciation and amortization are provided to write off the cost or valuation of items of property, plant and equipment over their estimated useful lives, on a straight-line basis, at the following rates per annum:

Freehold land	Nil
Leasehold land	Over the period of the leases
Buildings	2.5% - 5%
Plant and machinery	10% - 20%
Moulds	25% - 33%
Furniture, fixtures and equipment	10% - 33%
Motor vehicles	20% - 25%

In previous years, certain furniture, fixtures and equipment were depreciated at 10% per annum. With effect from April 1, 2004, they are depreciated at 33% per annum which reflects the Group's previous experience of the useful lives of those assets. The change in depreciation rate has increased the depreciation charge for the year by HK$3,003,000.

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in the income statement.

Investments in subsidiaries

Investments in subsidiaries are included in the Company's balance sheet at cost, less any identified impairment loss. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

財務報表附註
截至二零零五年三月三十一日止年度

3. 主要會計政策 *(續)*

物業、機器及設備

物業、機器及設備按成本值或估值減累計折舊、攤銷及累計減值虧損列賬。

本集團採納會計實務準則第17號「物業、機器及設備」第80段所訂之過渡安排，暫不對本集團按一九九五年九月三十日前重估金額列賬之土地及樓宇進行定期重估，故將不會再次進行土地及樓宇重估。

物業、機器及設備之折舊及攤銷撥備乃根據其估計可用年期，按直線法及以下年率撇銷其成本或估值：

永久業權土地	無
租賃土地	按租約年期
樓宇	2.5% - 5%
機器及機械	10% - 20%
模具	25% - 33%
傢俱、裝置及設備	10% - 33%
汽車	20% - 25%

於過往年度，若干傢俱、裝置及設備乃按10%之年率折舊。自二零零四年四月一日起，該等資產按33%之年率折舊，以反映本集團以往就該等資產採用之可使用年期。折舊率變動令本年度之折舊費用增加3,003,000港元。

因資產出售或報廢而產生之收益或虧損乃根據出售資產之所得款項與賬面值之差額釐定，並於收益表中確認。

附屬公司投資

於附屬公司之投資乃按成本值減任何已確認減值虧損計入本公司之資產負債表。附屬公司之業績已被本公司基於已收及應收之股息計算。

Notes To The Financial Statements

FOR THE YEAR ENDED MARCH 31, 2005

3. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Interests in associates

The consolidated income statement includes the Group's share of the post-acquisition results of its associates for the year. Where the financial year end of an associate does not co-terminate with the Group's year end, the financial statements of that associate draw up to its year end are used to account for the Group's share of its results. In the consolidated balance sheet, interests in associates are stated at the Group's share of the net assets of the associates, less any identified impairment loss.

Investments in securities

Investments in securities are recognized on a trade date basis and are initially measured at cost.

Investments other than held-to-maturity debt securities are classified as investment securities or other investments.

Investment securities, which are securities held for an identified long-term strategic purpose, are measured at subsequent reporting dates at cost, less any identified impairment loss that is other than temporary.

Other investments are measured at fair value, with unrealized gains and losses included in the results for the year.

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its assets (excluding goodwill arising on business combinations with agreement date on or after January 1, 2005) to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any.

For goodwill arising on business combinations with agreement date on or after January 1, 2005, impairment reviews are performed annually, or more frequently if there are conditions that goodwill might be impaired. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the CGU to which the asset belongs.

財務報表附註

截至二零零五年三月三十一日止年度

3. 主要會計政策 *(續)*

聯營公司之權益

綜合收益表包括本年度本集團應佔其聯營公司之收購後業績。倘聯營公司之財政年度結算日與本集團並不相同，則該聯營公司截至其年結日之財務報表將用以計算本集團應佔該公司之業績。在綜合資產負債表內，聯營公司之權益以本集團應佔聯營公司之資產淨值減任何已確認減值虧損列賬。

證券投資

證券投資乃於交易日確認入賬及最初按成本值計算。

所有持至期滿日債務證券以外之證券均列為投資證券或其他投資。

投資證券乃為指定長期策略性目的而持有之證券，於其後報告日期按成本值減暫時性質以外之任何已確認減值虧損入賬。

其他投資按公平價值入賬，而未變現之收益及虧損則計入本年度之業績。

減值

本集團於每個結算日均會審閱資產(不包括協議日期為二零零五年一月一日或以後之業務合併所產生之商譽)之賬面值，以決定有關資產是否出現減值虧損。倘有任何減值虧損跡象存在，本集團將估算資產之可收回金額，以確定減值虧損金額(如有)。

就協議日期為二零零五年一月一日或以後之業務合併所產生之商譽而言，減值評估將逐年進行，或如有跡象顯示商譽可能出現減值則會以更頻密之方式進行。倘個別資產之可收回金額無法估算，本集團將估算有關資產所屬現金產生單位之可收回金額。

Notes To The Financial Statements

FOR THE YEAR ENDED MARCH 31, 2005

財務報表附註

截至二零零五年三月三十一日止年度

3. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Impairment *(continued)*

Recoverable amount is the greater of net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset or CGU is estimated to be less than its carrying amount, the carrying amount of the asset or CGU is reduced to its recoverable amount. Impairment losses are recognized as expenses immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or CGU in prior years. A reversal of an impairment loss is recognized as income immediately. An impairment loss recognized for goodwill arising from business combinations for which the agreement date is on or after January 1, 2005 is not reversed in subsequent period.

Other asset

Other asset is stated at the lower of cost and net realizable value.

Inventories

Inventories are stated at the lower of cost and net realizable value. Cost comprises direct materials and, where applicable, those overheads that have been incurred in bringing the inventories to their present location and condition. Cost is calculated using the weighted average cost method. Net realizable value represents the estimated selling price less all estimated costs to completion and costs to be incurred in marketing, selling and distribution.

3. 主要會計政策 *(續)*

減值 *(續)*

可收回金額為淨出售價與使用價值兩者間之較高者。評估使用價值時，估計未來現金流量乃採用反映當時市場對貨幣時間值及資產特定風險之評估之税前折現率折現為現值。

倘估計資產或現金產生單位之可收回金額低於其賬面值，則該資產或現金產生單位之賬面值將降至其可收回金額。減值虧損隨即確認為開支。

減值虧損其後撥回時，資產或現金產生單位之賬面值增至其可收回金額之經調整預測數額，惟增加後之賬面值不超過假設過去年度該項資產或現金產生單位並無確認減值虧損而釐定之賬面值。減值虧損之撥回隨即被確認為收入。就協議日期為二零零五年一月一日或之後之業務合併所產生商譽確認之減值虧損不會於往後期間撥回。

其他資產

其他資產按成本值或可變現淨值兩者中之較低者列賬。

存貨

存貨按成本值及可變現淨值兩者中之較低者列賬。成本包括直接材料及(倘適用)將存貨達至其現地點及情況所產生之經常費用。成本按加權平均成本法計算。可變現淨值指估計銷售價格減所有估計完成成本及推廣、銷售及分銷時產生之成本。

Notes To The Financial Statements

FOR THE YEAR ENDED MARCH 31, 2005

財務報表附註

截至二零零五年三月三十一日止年度

3. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Leases

A lease is classified as a finance lease when the terms of the lease transfer substantially all the risks and rewards of ownership of the assets concerned to the Group. Assets held under finance leases are capitalized at their fair values at the date of acquisition. The corresponding liability to the lessor, net of interest charges, is included in the balance sheet as a finance lease. Finance costs, which represent the difference between the total commitments and the outstanding principal amount at the inception of the finance leases, are charged to the income statement over the period of the relevant leases so as to produce a constant periodic rate of charge on the remaining balances of the obligations for each accounting period.

All other leases are classified as operating leases and the annual rentals are charged to the income statement on a straight-line basis over the relevant lease term.

Foreign currencies

Transactions in foreign currencies are initially recorded at the rates prevailing on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are re-translated at the rates prevailing on the balance sheet date. Gains and losses arising on exchange are dealt with in the income statement.

In preparing consolidated financial statements, the assets and liabilities of the Group's overseas operations which are denominated in currencies other than the Hong Kong Dollars are translated into Hong Kong Dollars at the rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are classified as equity and transferred to the Group's currency translation reserve. Such translation differences are recognized as income or as expenses in the period in which the operation is disposed of.

3. 主要會計政策 *(續)*

租約

凡條款中將有關資產之擁有權之大部份風險及利益撥歸於本集團之租約均界定為融資租約。在融資租約內所持有之資產，按購買日之公平價值資本化。出租人之相應負債經扣除利息費用後，於資產負債表內列作融資租約。財務費用乃總承擔與訂立融資租約時之尚欠本金金額之差額，並按有關租約年期，於每個會計期間就承擔之餘額撥出一項固定比率之定期開支於收益表扣除。

所有其他租約均歸類為營運租約，年租乃於有關租約期間按直線基準於收益表扣除。

外幣

以外幣結算之交易初步按交易日之匯率記賬。以外幣結算之貨幣資產及負債均按結算日之匯率重新換算。因匯兑產生之收益及虧損在收益表中處理。

於編製綜合財務報表時，以港元以外之貨幣結算之本集團海外業務資產及負債按結算日之匯率換算為港元，收支項目則按期間平均匯率換算。所產生匯兑差額(如有)列作股東權益，並撥入本集團外幣兑換儲備。該等換算差額於出售業務期間確認為收入或開支。

Notes To The Financial Statements

FOR THE YEAR ENDED MARCH 31, 2005

財務報表附註

截至二零零五年三月三十一日止年度

3. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on the taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences, and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill (or negative goodwill) or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries and associates, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realized. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

3. 主要會計政策 *(續)*

稅項

所得稅支出指現時應付稅項及遞延稅項之總和。

現時應付稅項乃按本年度應課稅溢利計算。應課稅溢利與收益表中所報淨溢利額不同，乃由於前者不包括在其他年度應課稅或可扣減收入或開支，並且不包括收益表內從未課稅或扣稅之項目。本集團現時稅項負債乃按照結算日已頒佈或實質上已頒佈之稅率計算。

遞延稅項為就財務報表中資產及負債賬面值與計算應課稅溢利相應稅基之差額而估計應付或可收回之稅項，並以資產負債表負債法處理。遞延稅項負債通常會就所有應課稅臨時差額確認，而遞延稅項資產乃按可能出現可利用臨時差額扣稅之應課稅溢利時提撥。若於一項交易中，因商譽(或負商譽)或因(業務合併以外原因)開始確認其他資產及負債而引致之臨時差額既不影響應課稅溢利亦不影響會計溢利，則不會確認該等資產及負債。

遞延稅項負債乃按因於附屬公司及聯營公司之投資而引致之應課稅臨時差額而確認，惟若本集團可令臨時差額對沖及臨時差額有可能未必於可見將來對沖之情況除外。

遞延稅項資產之賬面值於每個結算日作檢討，並在不可能有足夠應課稅溢利恢復全部或部份資產價值時作調減。

遞延稅項乃按預期於負債清償或資產變現期間適用之稅率計算。遞延稅項於收益表中扣除或計入，惟倘遞延稅項直接在股東權益中扣除或計入之情況(在此情況下遞延稅項亦會於股東權益中處理)除外。

Notes To The Financial Statements
FOR THE YEAR ENDED MARCH 31, 2005

財務報表附註
截至二零零五年三月三十一日止年度

3. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Operating leases

Rentals payable under operating leases are charged to the income statement on a straight-line basis over the period of the relevant leases.

Retirement benefits scheme contributions

Payments to defined contribution retirement benefit plans are charged as expenses as they fall due.

3. 主要會計政策 *(續)*

營運租約

根據營運租約應付之租金於有關租約期間按直線基準在收益表中扣除。

退休福利計劃供款

支付予定額供款退休福利計劃之款項於到期時列作開支扣除。

4. TURNOVER

Turnover represents the net amounts received and receivable for goods sold, securities traded by the Group, and sales of other asset to outside customers and is summarized as follows:

4. 營業額

營業額乃本集團售予外間客戶之貨品、與外間客戶買賣之證券及售予外間客戶之其他資產之已收及應收款項淨額，有關詳情概述如下：

		2005 二零零五年 *HK$'000* *千港元*	2004 二零零四年 *HK$'000* *千港元*
Sales of goods	銷售貨品	**5,542,975**	4,974,981
Securities trading	證券買賣	**93,884**	34,949
Sales of other asset *(Note 23)*	銷售其他資產 *(附註23)*	**39,600**	16,000
		5,676,459	5,025,930

5. BUSINESS AND GEOGRAPHICAL SEGMENTS

In accordance with the Group's internal financial reporting, the Group has determined that business segments are its primary reporting format and geographical segments are its secondary reporting format.

Business segments

The Group is organized into four business segments, namely trading of computer related products, consumer electronic products and securities and property development and trading.

Following a business reassessment, the Group considers the property development business as the Group's forth core business in the current year and accordingly the relevant revenue is disclosed as turnover of the Group in the current year. Such activities were included in other revenue for the year ended March 31, 2004. Comparative figures have been restated to conform with the current year's presentation.

5. 業務及地域分類

根據本集團內部財務報告，本集團決定業務分類為主要報告形式，地域分類為次要報告形式。

業務分類

本集團由四種分類業務組成，即電腦相關產品、消費電子產品貿易、證券買賣以及物業發展及買賣。

重新評估業務後，本集團於本年度將物業發展業務視為本集團第四項核心業務，故有關收入乃披露為本集團本年度營業額。截至二零零四年三月三十一日止年度，此項業務乃計入其他收入項下。比較數字已經重列以符合本年度之呈列方式。

Notes To The Financial Statements

FOR THE YEAR ENDED MARCH 31, 2005

財務報表附註

截至二零零五年三月三十一日止年度

5. **BUSINESS AND GEOGRAPHICAL SEGMENTS** *(continued)*

5. 業務及地域分類 *(續)*

Business segments *(continued)*

業務分類 *(續)*

Segment information about these businesses is presented as below:

有關該等業務之分類資料呈列如下：

2005
INCOME STATEMENT

二零零五年
收益表

		Trading of computer related products 電腦相關產品貿易 HK$'000 千港元	Trading of consumer electronic products 消費電子產品貿易 HK$'000 千港元	Trading of securities 證券買賣 HK$'000 千港元	Property development and trading 物業發展及買賣 HK$'000 千港元	Consolidated 綜合 HK$'000 千港元
TURNOVER	營業額					
External sales	外部銷售	3,977,713	1,565,262	93,884	39,600	5,676,459
SEGMENT RESULT	分類業績	256,558	24,847	77,263	2,105	360,773
Interest income	利息收入					22,651
Unallocated corporate expenses	未分配企業開支					(63,933)
Profit from operations	經營溢利					319,491
Realization of negative goodwill arising on acquisition of an additional interest in an associate	變現收購一間聯營公司額外權益產生之負商譽					2,057
Finance costs	財務費用					(18,198)
Share of results of associates	應佔聯營公司業績					(59,725)
Impairment loss on goodwill arising on acquisition of an associate	收購一間聯營公司產生之商譽減值虧損					(177,446)
Amortization of goodwill arising on acquisition of associates	攤銷收購聯營公司產生之商譽					(28,089)
Net loss on disposal of subsidiaries and associates	出售附屬公司及聯營公司之虧損淨額					(15,747)
Profit before income tax	除所得税前溢利					22,343
Income tax expense	所得税支出					121,644
Loss before minority interests	未計少數股東權益前虧損					(99,301)

Notes To The Financial Statements
FOR THE YEAR ENDED MARCH 31, 2005

財務報表附註
截至二零零五年三月三十一日止年度

5. BUSINESS AND GEOGRAPHICAL SEGMENTS *(continued)*

5. 業務及地域分類 *(續)*

Business segments *(continued)*

業務分類 *(續)*

2005
BALANCE SHEET

二零零五年
資產負債表

		Trading of computer related products 電腦相關產品貿易 HK$'000 千港元	Trading of consumer electronic products 消費電子產品貿易 HK$'000 千港元	Trading of securities 證券買賣 HK$'000 千港元	Property development and trading 物業發展及買賣 HK$'000 千港元	Consolidated 綜合 HK$'000 千港元
ASSETS	資產					
Segment assets	分類資產	1,784,675	3,792	144,621	108,000	2,041,088
Interests in associates	聯營公司權益					636,666
Unallocated corporate assets	未分配企業資產					979,736
Consolidated total assets	綜合總資產					3,657,490
LIABILITIES	負債					
Segment liabilities	分類負債	872,637	—	—	1,512	874,149
Unallocated corporate liabilities	未分配企業負債					526,413
Consolidated total liabilities	綜合總負債					1,400,562

		Trading of computer related products 電腦相關產品貿易 HK$'000 千港元	Corporate 企業 HK$'000 千港元	Consolidated 綜合 HK$'000 千港元
OTHER INFORMATION	其他資料			
Goodwill arising on acquisition of an additional interest in a subsidiary after January 1, 2005	於二零零五年一月一日後收購一間附屬公司額外權益所產生之商譽	24,430	—	24,430
Capital expenditure	資本開支	13,758	471	14,229
Depreciation and amortization	折舊及攤銷	69,290	1,561	70,851
Impairment loss on goodwill arising on acquisition of an associate	收購一間聯營公司產生之商譽減值虧損	—	177,446	177,446
Other non-cash expenses	其他非現金開支	42,876	31,280	74,156

Notes To The Financial Statements
FOR THE YEAR ENDED MARCH 31, 2005

財務報表附註
截至二零零五年三月三十一日止年度

5. BUSINESS AND GEOGRAPHICAL SEGMENTS *(continued)*

5. 業務及地域分類 *(續)*

Business segments *(continued)*

業務分類 *(續)*

2004
INCOME STATEMENT

二零零四年
收益表

		Trading of computer related products 電腦相關產品貿易 *HK$'000* *千港元*	Trading of consumer electronic products 消費電子產品貿易 *HK$'000* *千港元*	Trading of securities 證券買賣 *HK$'000* *千港元*	Property development and trading 物業發展及買賣 *HK$'000* *千港元*	Consolidated 綜合 *HK$'000* *千港元*
TURNOVER	**營業額**					
External sales	外部銷售	3,737,278	1,237,703	34,949	16,000	5,025,930
SEGMENT RESULT	**分類業績**	206,695	21,881	20,804	5,656	255,036
Interest income	利息收入					22,728
Unallocated corporate expenses	未分配企業開支					(48,948)
Profit from operations	經營溢利					228,816
Finance costs	財務費用					(26,440)
Share of results of associates	應佔聯營公司業績					(73,463)
Amortization of goodwill arising on acquisition of associates	攤銷收購聯營公司產生之商譽					(17,651)
Net gain on disposal of subsidiaries and associates	出售附屬公司及聯營公司之收益淨額					10,377
Profit before income tax	除所得稅前溢利					121,639
Income tax expense	所得稅支出					27,846
Profit before minority interests	未計少數股東權益前溢利					93,793

Notes To The Financial Statements
FOR THE YEAR ENDED MARCH 31, 2005

財務報表附註
截至二零零五年三月三十一日止年度

5. BUSINESS AND GEOGRAPHICAL SEGMENTS *(continued)*

5. 業務及地域分類 *(續)*

Business segments *(continued)*

業務分類 *(續)*

2004
BALANCE SHEET

二零零四年
資產負債表

		Trading of computer related products 電腦相關產品貿易 HK$'000 千港元	Trading of consumer electronic products 消費電子產品貿易 HK$'000 千港元	Trading of securities 證券買賣 HK$'000 千港元	Property development and trading 物業發展及買賣 HK$'000 千港元	Consolidated 綜合 HK$'000 千港元
ASSETS	**資產**					
Segment assets	分類資產	2,109,537	1,561	132,964	145,085	2,389,147
Interests in associates	聯營公司權益					906,409
Unallocated corporate assets	未分配企業資產					647,680
Consolidated total assets	綜合總資產					3,943,236
LIABILITIES	**負債**					
Segment liabilities	分類負債	1,110,026	—	—	1,512	1,111,538
Unallocated corporate liabilities	未分配企業負債					553,360
Consolidated total liabilities	綜合總負債					1,664,898

		Trading of computer related products 電腦相關產品貿易 HK$'000 千港元	Corporate 企業 HK$'000 千港元	Consolidated 綜合 HK$'000 千港元
OTHER INFORMATION	**其他資料**			
Addition of goodwill arising on acquisition of an associate	收購一間聯營公司產生之商譽增加	—	208,760	208,760
Addition of intangible assets other than goodwill arising on acquisition of a subsidiary	除收購一間附屬公司產生之商譽外之無形資產增加	198,065	—	198,065
Addition of goodwill arising on acquisition of a subsidiary	收購一間附屬公司產生之商譽增加	—	4,598	4,598
Capital expenditure	資本開支	16,946	780	17,726
Depreciation and amortization	折舊及攤銷	61,640	2,129	63,769
Impairment loss recognized	已確認減值虧損	—	4,598	4,598
Other non-cash expenses	其他非現金開支	42,651	24,820	67,471

Notes To The Financial Statements
FOR THE YEAR ENDED MARCH 31, 2005

財務報表附註
截至二零零五年三月三十一日止年度

5. BUSINESS AND GEOGRAPHICAL SEGMENTS *(continued)*

Geographical segments

The Group's trading of computer related products is mainly located in North America and Europe. The trading of consumer electronic products is mainly located in North America, the trading of securities is mainly located in Hong Kong and the property development and trading is mainly in the People's Republic of China (the "PRC").

The following table provides an analysis of the Group's sales revenue by geographical market, irrespective of the origin of the goods/services:

5. 業務及地域分類 *(續)*

地域分類

本集團電腦相關產品貿易主要於北美及歐洲進行。消費電子產品貿易主要於北美進行，證券買賣主要於香港進行，及物業發展及買賣主要於中華人民共和國(「中國」)進行。

本集團之銷售收入按地域市場列表分析如下(不管貨品／服務來源)：

		Sales revenue by geographical market 地域市場銷售收入	
		2005 二零零五年 *HK$'000 千港元*	2004 二零零四年 *HK$'000 千港元*
North America	北美	**4,834,806**	4,222,099
Europe	歐洲	**581,085**	564,896
Others	其他	**260,568**	238,935
		5,676,459	5,025,930

Notes To The Financial Statements
FOR THE YEAR ENDED MARCH 31, 2005

財務報表附註
截至二零零五年三月三十一日止年度

5. BUSINESS AND GEOGRAPHICAL SEGMENTS *(continued)*

5. 業務及地域分類 *(續)*

Geographical segments *(continued)*

地域分類 *(續)*

The following is an analysis of the carrying amount of segment assets, and additions to property, plant and equipment, analyzed by the geographical area in which the assets are located:

分類資產與物業之賬面值以及機器及設備增項按該等資產所處地理區域列表分析如下：

		Carrying amount of segment assets 分類資產之賬面值		Additions to property, plant and equipment 物業、機器及設備增項	
		2005 二零零五年 ***HK$'000*** *千港元*	2004 二零零四年 *HK$'000* *千港元*	2005 二零零五年 ***HK$'000*** *千港元*	2004 二零零四年 *HK$'000* *千港元*
Hong Kong	香港	**1,350,518**	1,248,216	**501**	1,742
North America	北美	**1,118,220**	1,180,872	**11,311**	10,944
Europe	歐洲	**257,408**	392,483	**2,111**	4,717
Taiwan	台灣	**49,178**	253,034	**294**	234
Others	其他	**462,365**	405,132	**12**	89
		3,237,689	3,479,737	**14,229**	17,726

Intangible assets of HK$401,383,000 (2004: HK$428,019,000) and deferred tax assets of HK$18,418,000 (2004: HK$35,480,000) are excluded from the analysis of the carrying amount of segment assets as there are not practicable to allocate the amounts to geographical segments.

因無形資產及遞延稅項資產不適於劃入地域分類，故價值401,383,000港元(二零零四年：428,019,000港元)之無形資產及18,418,000港元(二零零四年：35,480,000港元)之遞延稅項資產未列入於本分類資產賬面值分析表。

Notes To The Financial Statements

FOR THE YEAR ENDED MARCH 31, 2005

財務報表附註

截至二零零五年三月三十一日止年度

6. OTHER OPERATING INCOME

6. 其他經營收入

Other operating income includes the following items:

其他經營收入包括下列項目：

		2005 二零零五年 *HK$'000* *千港元*	2004 二零零四年 *HK$'000* *千港元*
Rental income	租金收入	27,672	11,568
Interest income	利息收入	22,651	22,728
Net unrealized holding gain on other investments	所持其他投資之未變現收益淨額	17,223	16,829
Net gain on trading of financial instruments	買賣財務工具之收益淨額	15,100	—
Write back of trade payable	貿易應付款項回撥	14,415	—
Internet service income	互聯網服務收入	3,096	3,363
Royalty income	專利收入	2,787	2,722
Net exchange gain	匯兑收益淨額	324	31,467
Net gain on disposal of investment securities	出售投資證券之收益淨額	—	9,577

7. OTHER OPERATING EXPENSES

7. 其他經營開支

		2005 二零零五年 *HK$'000* *千港元*	2004 二零零四年 *HK$'000* *千港元*
Loss on disposal of investment securities	出售投資證券之虧損	29,712	—
Impairment loss on goodwill arising on acquisition of a subsidiary	收購一間附屬公司產生之商譽減值虧損	—	4,598
		29,712	4,598

Notes To The Financial Statements
FOR THE YEAR ENDED MARCH 31, 2005

財務報表附註
截至二零零五年三月三十一日止年度

8. PROFIT FROM OPERATIONS

8. 經營溢利

		2005 二零零五年 *HK$'000* *千港元*	2004 二零零四年 *HK$'000* *千港元*
Profit from operations has been arrived at after charging (crediting):	經營溢利已扣除(計入)：		
Staff costs (including directors' emoluments):	員工成本(包括董事酬金)：		
Salaries and other benefits	薪金及其他福利	**170,850**	170,261
Retirement benefits scheme contributions	退休福利計劃供款	**3,178**	3,160
		174,028	173,421
Depreciation and amortization:	折舊及攤銷：		
Amortization of intangible assets (included in administrative expenses)	無形資產攤銷(包括在行政開支內)	**51,066**	44,137
Depreciation and amortization on property, plant and equipment	物業、機器及設備之折舊及攤銷	**19,785**	19,632
		70,851	63,769
Allowance for bad and doubtful debts	呆壞賬準備	**22,269**	3,208
Allowance for loan receivables	應收貸款準備	**8,338**	16,653
(Reversal of allowance) allowance for margin loan receivables	應收孖展貸款(準備回撥)準備	**(2,387)**	5,300
Allowance for slow moving and obsolete inventories	滯消及陳舊存貨準備	**25,588**	24,679
Auditors' remuneration	核數師酬金	**8,490**	9,204
Net realized gain on other investments	其他投資之已變現收益淨額	**(44,940)**	(3,975)
Loss on disposal of property, plant and equipment	出售物業、機器及設備虧損	**1,098**	696

Notes To The Financial Statements 財務報表附註

FOR THE YEAR ENDED MARCH 31, 2005 *截至二零零五年三月三十一日止年度*

9. FINANCE COSTS 9. 財務費用

		2005 二零零五年 *HK$'000* *千港元*	2004 二零零四年 *HK$'000* *千港元*
Interest on borrowings wholly repayable within five years:	須於五年內悉數償還之借貸利息：		
— Bank loans and overdrafts	— 銀行貸款及透支	**5,722**	12,070
— Other loans	— 其他貸款	**11,875**	13,229
— Finance leases	— 融資租約	**99**	587
Interest on bank loans not wholly repayable within five years	毋須於五年內悉數償還之銀行貸款利息	**502**	554
		18,198	26,440

10. NET (LOSS) GAIN ON DISPOSAL OF SUBSIDIARIES AND ASSOCIATES 10. 出售附屬公司及聯營公司之(虧損)收益淨額

		2005 二零零五年 *HK$'000* *千港元*	2004 二零零四年 *HK$'000* *千港元*
Net loss on deemed disposal of shareholding in associates	被視為出售聯營公司股權之虧損淨額	**(19,251)**	(16,935)
Gain (loss) on disposal of subsidiaries	出售附屬公司之收益(虧損)	**3,504**	(1,282)
Gain on partial disposal of shareholding in a subsidiary	出售一間附屬公司部份股權之收益	**—**	28,594
		(15,747)	10,377

Notes To The Financial Statements

FOR THE YEAR ENDED MARCH 31, 2005

財務報表附註

截至二零零五年三月三十一日止年度

11. DIRECTORS' REMUNERATION

11. 董事酬金

		2005 二零零五年 *HK$'000* *千港元*	2004 二零零四年 *HK$'000* *千港元*
Directors' fees	董事袍金		
— Executive	一執行	—	—
— Non-executive	一非執行	—	—
— Independent non-executive	一獨立非執行	49	—
Other emoluments (executive directors)	其他酬金(執行董事)		
Salaries and other benefits	薪金及其他福利	3,778	4,952
Retirement benefits scheme contributions	退休福利計劃供款	104	130
		3,882	5,082
Compensation for loss of office paid to a former director by:	支付予一名前任董事之離職補償:		
The Company	本公司	—	—
The Company's subsidiary	本公司之附屬公司	—	625
		3,931	5,707

		Number of directors 董事人數 2005 二零零五年	 2004 二零零四年
The emoluments are within the following bands:	彼等之酬金分為下列組別:		
Nil to HK$1,000,000	零至1,000,000港元	10	10
HK$1,000,001 to HK$1,500,000	1,000,001港元至1,500,000港元	1	—
HK$1,500,001 to HK$2,000,000	1,500,001港元至2,000,000港元	—	2
HK$2,000,001 to HK$2,500,000	2,000,001港元至2,500,000港元	1	1

During the year, no emoluments were paid by the Group to the five highest paid individuals (including directors and employees) as an inducement to join or upon joining the Group. None of the directors has waived any emoluments during the year.

本集團本年度並無向五位最高薪人士(包括董事及僱員)支付任何酬金,作為彼等加盟本集團或加盟本集團後之獎勵。各董事於年內概無放棄任何酬金。

Notes To The Financial Statements
FOR THE YEAR ENDED MARCH 31, 2005

財務報表附註
截至二零零五年三月三十一日止年度

12. EMPLOYEES' EMOLUMENTS

The five highest paid individuals included one director (2004: one director), details of whose emoluments are set out above. The emoluments of the remaining four (2004: four) individuals are as follows:

12. 僱員酬金

五位最高薪人士包括一名董事(二零零四年：一名董事)，其酬金詳情已呈列於上文。其餘四名(二零零四年：四名)最高薪人士之酬金詳情如下：

		2005 二零零五年 *HK$'000* *千港元*	2004 二零零四年 *HK$'000* *千港元*
Salaries and other benefits	薪金及其他福利	**9,916**	9,788
Performance related incentive payments	與表現有關之獎金	**3,898**	3,307
Retirement benefits scheme contributions	退休福利計劃供款	**252**	381
		14,066	13,476

Their emoluments are within the following bands:

彼等之酬金分為下列組別：

		Number of employees 僱員人數 2005 二零零五年	 2004 二零零四年
HK$2,000,001 to HK$2,500,000	2,000,001港元至2,500,000港元	2	2
HK$2,500,001 to HK$3,000,000	2,500,001港元至3,000,000港元	1	—
HK$3,000,001 to HK$3,500,000	3,000,001港元至3,500,000港元	—	1
HK$5,500,001 to HK$6,000,000	5,500,001港元至6,000,000港元	—	1
HK$7,000,001 to HK$7,500,000	7,000,001港元至7,500,000港元	1	—
		4	4

Notes To The Financial Statements
FOR THE YEAR ENDED MARCH 31, 2005

財務報表附註
截至二零零五年三月三十一日止年度

13. INCOME TAX EXPENSE

13. 所得稅支出

		2005 二零零五年 *HK$'000* *千港元*	2004 二零零四年 *HK$'000* *千港元*
Current tax:	現時稅項：		
Hong Kong Profits Tax	香港所得稅		
Current tax	本年度稅項	79	—
Overprovision in prior years	過往年度超額準備	—	(112)
Overseas	海外	100,157	46,378
		100,236	46,266
Deferred tax *(note 35)*:	遞延稅項 *(附註35)*：		
Current year	本年度	17,161	(20,810)
Attributable to a change in tax rate	因稅率變動	—	13
		17,161	(20,797)
Share of tax on results of associates	應佔聯營公司業績之稅項	4,247	2,377
		121,644	27,846

Notes To The Financial Statements

FOR THE YEAR ENDED MARCH 31, 2005

財務報表附註

截至二零零五年三月三十一日止年度

13. INCOME TAX EXPENSE *(continued)*

13. 所得稅支出 *(續)*

The income tax expense for the year can be reconciled to the profit before income tax as follow:

本年度所得稅支出與除所得稅前溢利對賬如下：

		2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元
Profit before income tax	除所得稅前溢利	**22,343**	121,639
Tax at applicable tax rate of 41%	按適用稅率41%計算之稅項	**9,160**	49,872
Tax effect of share of results of associates	應佔聯營公司業績之稅務影響	**28,734**	32,494
Tax effect of income not taxable for tax purposes	不須繳稅收入之稅務影響	**(11,671)**	(4,949)
Tax effect of expenses not deductible for tax purposes	不能扣稅支出之稅務影響	**93,530**	66,915
Tax effect of tax losses not recognized	未確認稅項虧損之稅務影響	**16,509**	1,501
Utilization of tax losses not previously recognized	使用先前未確認稅項虧損	**(7,308)**	(43,228)
Utilization of deferred tax assets not previously recognized	使用先前未確認遞延稅項資產	**(319)**	(24,996)
Reversal of a deferred tax assets previously recognized	先前已確認遞延稅項資產回撥	**27,273**	—
Recognition of unused tax loss which is not recognized in previous years	確認過往年度未確認及未使用之稅項虧損	**—**	(24,483)
Overprovision in prior years	過往年度超額準備	**—**	(112)
Effect of different tax rates of subsidiaries operating in other jurisdictions	於其他司法管轄區經營之附屬公司之不同稅率之影響	**(31,551)**	(26,273)
Others	其他	**(2,713)**	1,092
Increase in opening deferred tax liability resulting from an increase in tax rate	由稅率增加造成之期初遞延稅項負債增加	**—**	13
Income tax expense for the year	本年度所得稅支出	**121,644**	27,846

Hong Kong Profits Tax is calculated at 17.5% of the estimated assessable profit for the year. No provision for Hong Kong Profits Tax was made in the financial statements for the year ended March 31, 2004 as the assessable profit of subsidiaries operated in Hong Kong was wholly absorbed by tax losses brought forward.

香港所得稅就本年度估計應課稅溢利按17.5%稅率計算。由於在香港經營之附屬公司之應課稅溢利全由結轉之稅項虧損所抵銷，故並無於截至二零零四年三月三十一日止年度之財務報表中作出香港所得稅準備。

A major subsidiary operating in the United States of America (the "USA") provides for the USA Corporation tax at 41% on the assessable profit in the USA. As the major profit of the Group is contributed by this subsidiary, the tax reconciliation is thus prepared using 41%.

一間於美利堅合眾國(「美國」)經營之主要附屬公司須按稅率41%就美國應課稅溢利繳納美國企業稅。由於本集團之主要溢利來自該附屬公司，故應採用稅率41%進行稅項調整。

Income tax arising in other jurisdictions is calculated at rates prevailing in respective jurisdictions.

在其他司法管轄區所產生之所得稅按有關司法管轄區之現行稅率計算。

Notes To The Financial Statements

FOR THE YEAR ENDED MARCH 31, 2005

財務報表附註

截至二零零五年三月三十一日止年度

14. DIVIDENDS

14. 股息

		2005 二零零五年 *HK$'000* *千港元*	2004 二零零四年 *HK$'000* *千港元*
Final, paid — HK6 cents per share for 2004, with a scrip option (2003: HK2 cents per share)	末期，已付 — 二零零四年每股6港仙(可選擇以股代息)(二零零三年：每股2港仙)	**11,193**	3,206
Interim, paid — Nil for 2005 (2004: HK5 cents per share)	中期，已付 — 二零零五年零港仙(二零零四年：每股5港仙)	—	8,015
		11,193	11,221

The final dividend of HK6 cents per share in cash with a scrip option (2004: HK6 cents per share, with a scrip option) has been proposed by the directors and is subject to approval of the shareholders at the forthcoming annual general meeting.

董事建議派發現金末期股息(可選擇以股代息)每股6港仙(二零零四年：每股6港仙，可選擇以股代息)，惟須待股東於應屆股東週年大會上批准方可作實。

15. (LOSS) EARNINGS PER SHARE

15. 每股(虧損)盈利

The calculation of the basic (loss) earnings per share is based on the loss for the year of HK$160,925,000 (2004: profit of HK$13,300,000) and on the weighted average number of shares in issue during the year of 198,244,118 shares (2004: 164,239,677 shares).

每股基本(虧損)盈利乃按本年度虧損160,925,000港元(二零零四年：溢利13,300,000港元)及本年度已發行股份之加權平均數198,244,118股(二零零四年：164,239,677股)計算。

The computation of diluted loss per share for the year ended March 31, 2005 had not assumed the exercise of the Company's share options because the exercise would result in a decrease in loss per share.

計算截至二零零五年三月三十一日止年度之每股攤薄虧損並無假設本公司之購股權已獲行使，原因是行使購股權會導致每股虧損減少。

The computation of diluted earnings per share for the year ended March 31, 2004 does not assume the exercise of the Company's outstanding share options as the exercise price of these options is higher than the average market price per share for the year.

計算截至二零零四年三月三十一日止年度之每股攤薄盈利並無假設本公司未行使之購股權已獲行使，原因是該等購股權之行使價高於本年度每股平均市價。

Notes To The Financial Statements

FOR THE YEAR ENDED MARCH 31, 2005

財務報表附註

截至二零零五年三月三十一日止年度

16. PROPERTY, PLANT AND EQUIPMENT

16. 物業、機器及設備

		Land and buildings 土地及樓宇 HK$'000 千港元	Plant and machinery 機器及機械 HK$'000 千港元	Moulds 模具 HK$'000 千港元	Furniture, fixtures and equipment 傢俱、裝置及設備 HK$'000 千港元	Motor vehicles 汽車 HK$'000 千港元	Total 總額 HK$'000 千港元
THE GROUP	**本集團**						
COST OR VALUATION	**成本值或估值**						
At April 1, 2004	於二零零四年四月一日	46,022	43,569	2,971	98,142	6,062	196,766
Currency realignment	外幣調整	1,103	—	—	(4,882)	37	(3,742)
Additions	增項	—	—	—	13,528	701	14,229
Disposals and write off	出售及撇銷	—	—	—	(16,791)	(2,415)	(19,206)
Disposal of a subsidiary	出售一間附屬公司	—	—	—	(3,811)	—	(3,811)
At March 31, 2005	**於二零零五年三月三十一日**	**47,125**	**43,569**	**2,971**	**86,186**	**4,385**	**184,236**
Comprising:	包括：						
At cost	成本值	18,918	43,569	2,971	86,186	4,385	156,029
At valuation — 1994	一九九四年估值	28,207	—	—	—	—	28,207
		47,125	43,569	2,971	86,186	4,385	184,236
DEPRECIATION AND AMORTIZATION AND IMPAIRMENT	**折舊、攤銷及減值**						
At April 1, 2004	於二零零四年四月一日	8,580	39,337	2,962	62,732	3,652	117,263
Currency realignment	外幣調整	31	—	—	(4,262)	24	(4,207)
Provided for the year	本年度撥備	1,014	1,106	8	16,886	771	19,785
Eliminated on disposals and write off	出售及撇銷時撇除	—	—	—	(14,970)	(1,864)	(16,834)
Eliminated on disposal of a subsidiary	出售一間附屬公司時撇除	—	—	—	(2,328)	—	(2,328)
At March 31, 2005	**於二零零五年三月三十一日**	**9,625**	**40,443**	**2,970**	**58,058**	**2,583**	**113,679**
NET BOOK VALUES	**賬面淨值**						
At March 31, 2005	**於二零零五年三月三十一日**	**37,500**	**3,126**	**1**	**28,128**	**1,802**	**70,557**
At March 31, 2004	於二零零四年三月三十一日	37,442	4,232	9	35,410	2,410	79,503

Notes To The Financial Statements
FOR THE YEAR ENDED MARCH 31, 2005

財務報表附註
截至二零零五年三月三十一日止年度

16. PROPERTY, PLANT AND EQUIPMENT *(continued)*

16. 物業、機器及設備 *(續)*

The Group's land and buildings comprise

本集團之土地及樓宇包括

		2005 二零零五年 *HK$'000* *千港元*	2004 二零零四年 *HK$'000* *千港元*
Outside Hong Kong:	香港以外地區：		
Under medium-term leases in other regions of the PRC	於中國其他地區之中期租約物業	**24,122**	25,050
Freehold in Taiwan	於台灣之永久業權物業	**13,378**	12,392
		37,500	37,442

The valuation of land and buildings in 1994 was made by Messrs. American Appraisal Hong Kong Limited, an independent firm of Chartered Surveyors, on an open market value basis.

一九九四年之土地及樓宇估值乃由一間獨立特許測量師行美國評值有限公司按公開市值基準進行。

Had the revalued land and buildings been carried at cost less accumulated depreciation and amortization, their carrying amount would have been stated at HK$20,452,000 (2004: HK$21,157,000).

若重估之土地及樓宇按成本值減累積折舊及攤銷入賬，其賬面值應為20,452,000港元（二零零四年：21,157,000港元）。

Included in the net book value of property, plant and equipment are assets held under finance leases amounting to HK$510,000 (2004: HK$1,985,000).

物業、機器及設備之賬面淨值包括以融資租約持有之資產，總額為510,000港元（二零零四年：1,985,000港元）。

Notes To The Financial Statements

FOR THE YEAR ENDED MARCH 31, 2005

財務報表附註

截至二零零五年三月三十一日止年度

17. INTANGIBLE ASSETS

17. 無形資產

		Goodwill arising on acquisition before January 1, 2005 二零零五年一月一日前收購產生之商譽 *HK$'000* *千港元* *(note a)* *(附註a)*	Goodwill arising on acquisition after January 1, 2005 二零零五年一月一日後收購產生之商譽 *HK$'000* *千港元* *(note b)* *(附註b)*	Trademark licenses 商標許可證 *HK$'000* *千港元* *(note c)* *(附註c)*	Patent 專利權 *HK$'000* *千港元* *(note d)* *(附註d)*	Total 總額 *HK$'000* *千港元*
THE GROUP	本集團					
COST	成本值					
At April 1, 2004	於二零零四年四月一日	287,424	—	281,318	8,065	576,807
Arising on acquisition of additional interest in a subsidiary	因收購一間附屬公司額外權益而產生	—	24,430	—	—	24,430
At March 31, 2005	於二零零五年三月三十一日	287,424	24,430	281,318	8,065	601,237
AMORTIZATION	攤銷					
At April 1, 2004	於二零零四年四月一日	117,253	—	31,065	470	148,788
Provided for the year	本年度撥備	26,693	—	23,566	807	51,066
At March 31, 2005	於二零零五年三月三十一日	143,946	—	54,631	1,277	199,854
NET BOOK VALUES	賬面淨值					
At March 31, 2005	於二零零五年三月三十一日	143,478	24,430	226,687	6,788	401,383
At March 31, 2004	於二零零四年三月三十一日	170,171	—	250,253	7,595	428,019

Notes To The Financial Statements

FOR THE YEAR ENDED MARCH 31, 2005

17. INTANGIBLE ASSETS *(continued)*

Notes:

a. The amount represents the goodwill on the acquisition of the businesses of Memtek Products Division of Tandy Corporation and Memorex Computer Supplies in 1993 and the acquisition of an additional 14.9% interest in Memorex International Inc. ("MII"), a subsidiary of the Company in 2003. The goodwill is amortized over an average of seventeen years on a straight-line basis.

b. The amount represents the goodwill on the acquisition of an additional 1.6% interest in MII after January 1, 2005. The goodwill of approximately HK$24,430,000 is not subject to amortization in accordance with HKFRS 3.

At March 31, 2005, the carrying amount of goodwill of HK$24,430,000 in relation to business combination with agreement date on or after January 1, 2005 had been allocated to the CGU for trading and distribution of computer related products and audio and video products.

The recoverable amounts of the CGU is determined from value in use calculations. The key assumptions for the value in use calculations are those regarding the discount rates, growth rates and expected changes to selling prices and direct costs during the period from the acquisition date to March 31, 2005. Management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the CGU. The growth rates are based on industry growth forecasts. Changes in selling prices and direct costs are based on past practices and expectations of future changes in the market.

For the year ended March 31, 2005, the directors of the Company performed impairment review for goodwill in relation to business combinations with agreement date on or after January 1, 2005 based on cash flow forecasts derived from the most recent financial budgets for the next four years approved by management using a discount rate of 11.5%. No impairment loss is considered necessary.

c. The amount represents the acquisition of the "Memorex" trademark licenses from Memorex Telex N.V. in 1999 and the "Dysan" and "Precision" trademark licenses from an independent third party in 2004. Trademark licenses are amortized over ten to twenty years on a straight-line basis. The Group is in the process of registration of the trademark licenses in the respective jurisdiction.

d. The amount represents the acquisition of a labelmaker patent in 2004. The patent is amortized over ten years on a straight-line basis.

In the opinion of the directors, no impairment loss in respect of the carrying value of the goodwill arising on acquisition prior to January 1, 2005, the trademark licenses or the patent is considered necessary.

財務報表附註

截至二零零五年三月三十一日止年度

17. 無形資產 *(續)*

附註：

a. 該金額為於一九九三年收購Tandy Corporation之Memtek產品部及Memorex Computer Supplies業務所產生之商譽及於二零零三年收購本公司之一間附屬公司Memorex International Inc.(「MII」)之14.9%額外權益所產生之商譽。該商譽乃按直線法平均在十七年內攤銷。

b. 該金額乃指於二零零五年一月一日後收購MII額外1.6%權益所產生之商譽。根據香港財務報告準則第3號，約24,430,000港元之商譽毋須攤銷。

於二零零五年三月三十一日，協議日期為二零零五年一月一日或以後之業務合併所涉及商譽之賬面值為24,430,000港元，已撥入買賣及分銷電腦相關產品及影音產品之現金產生單位。

現金產生單位之可收回金額乃自使用價值計算得出。使用價值計算採用之主要假設涉及折現率、增長率及售價與直接成本於收購日期至二零零五年三月三十一日期間之預期變動。管理層採用反映當時市場對貨幣時間值及現金產生單位特定風險之評估之稅前折現率估算折現率。增長率乃以行業增長預測為基準。售價及直接成本變動則按以往慣例及市場未來變動預期估算。

截至二零零五年三月三十一日止年度，本公司董事已根據經管理層批准之未來四年最近期財務預算所得出之現金流量預測，採用11.5%之折現率，對協議日期為二零零五年一月一日或以後之業務合併涉及之商譽進行減值評估，並認為毋須考慮減值虧損。

c. 該金額乃指於一九九九年向Memorex Telex N.V.收購「Memorex」商標許可證及於二零零四年向獨立第三者收購「Dysan」及「Precision」商標許可證之收購價。商標許可證乃按直線法在十至二十年期間內攤銷。本集團現正於有關司法管轄區辦理該等商標許可證之登記手續。

d. 該金額為二零零四年收購標籤製作專利之收購價。該專利權乃按直線法在十年內攤銷。

董事認為，毋須就二零零五年一月一日前收購產生之商譽、商標許可證或專利權賬面值考慮減值虧損。

Notes To The Financial Statements 財務報表附註

FOR THE YEAR ENDED MARCH 31, 2005 *截至二零零五年三月三十一日止年度*

18. INTERESTS IN SUBSIDIARIES 18. 附屬公司權益

		THE COMPANY 本公司	
		2005 二零零五年 *HK$'000 千港元*	2004 二零零四年 *HK$'000 千港元*
Unlisted shares	非上市股份	118,373	118,373
Amounts due from subsidiaries	應收附屬公司款項	4,404,175	5,026,854
		4,522,548	5,145,227
Less: Allowance for amounts due from subsidiaries	減：應收附屬公司款項準備	(2,539,810)	(2,374,810)
		1,982,738	2,770,417
Amount due to a subsidiary	應付一間附屬公司款項	—	813,043

The carrying value of the unlisted shares is based on the values of the underlying separable net assets of the subsidiaries when Hanny Magnetics (B.V.I.) Limited ("Hanny BVI") together with its subsidiaries were acquired by the Company.

The balances with subsidiaries are unsecured, no fixed terms of repayment and interest free except for an amount of approximately HK$19,418,000 (2004: HK$17,908,000) which bears interest at prevailing market rate. Repayment of the amounts will not be demanded within one year from the balance sheet date and, accordingly, the amounts are classified as non-current.

Details of the Company's principal subsidiaries at March 31, 2005 are set out in note 43.

非上市股份之賬面值，乃根據本公司收購Hanny Magnetics (B.V.I.) Limited（「Hanny BVI」）連同其附屬公司時，各附屬公司之可分割基本資產淨值計算。

附屬公司之結餘為無抵押及無固定還款期及除約19,418,000港元（二零零四年：17,908,000港元）之款項須按當時市場利率計息外，其餘均為免息。該等款項將不會於結算日後一年內要求償還，故列為非流動款項。

本公司各主要附屬公司於二零零五年三月三十一日之詳情載於附註43。

Notes To The Financial Statements

FOR THE YEAR ENDED MARCH 31, 2005

財務報表附註

截至二零零五年三月三十一日止年度

19. INTERESTS IN ASSOCIATES

19. 聯營公司之權益

		THE GROUP 本集團 2005 二零零五年 *HK$'000* *千港元*	2004 二零零四年 *HK$'000* *千港元*
Share of net assets (liabilities) of associates which are:	應佔下列聯營公司資產（負債）淨值：		
— listed in Hong Kong *(note a)*	一 在香港上市 *(附註a)*	**385,126**	463,234
— listed overseas *(note b)*	一 在海外上市 *(附註b)*	**196,668**	169,770
— unlisted	一 非上市	**475**	(15,459)
Goodwill on acquisition of associates less amortization *(note c)*	收購聯營公司產生之商譽減攤銷 *(附註c)*	**51,094**	256,629
Negative goodwill on acquisition of associates less realization *(note d)*	收購聯營公司產生之負商譽減變現 *(附註d)*	**(225)**	—
		633,138	874,174
Loan to an associate *(note e)*	借予一間聯營公司貸款 *(附註e)*	**1,331**	1,361
Amounts due from associates *(note e)*	應收聯營公司款項 *(附註e)*	**2,197**	30,874
		636,666	906,409
Market value of listed shares	上市股份市值	**299,240**	320,500

Notes To The Financial Statements

FOR THE YEAR ENDED MARCH 31, 2005

財務報表附註

截至二零零五年三月三十一日止年度

19. INTERESTS IN ASSOCIATES *(continued)*

19. 聯營公司之權益 *(續)*

Notes:

附註：

a. China Strategic Holdings Limited ("CSHL") is a company listed in Hong Kong and its financial year end date is December 31. Only published financial information of CSHL will be available and used by the Group in applying the equity method. Accordingly, the Group's share of interest in CSHL at March 31, 2005 is calculated based on the net assets of CSHL at December 31, 2004 and the result from January 1, 2004 to December 31, 2004.

a. 中策集團有限公司(「中策」)乃於香港上市之公司，其財政年度結算日為十二月三十一日。於採用權益會計法時，本集團只有中策已刊發之財務資料可供運用。因此，本集團應佔中策於二零零五年三月三十一日之權益，乃根據中策於二零零四年十二月三十一日之資產淨值及二零零四年一月一日至二零零四年十二月三十一日之業績計算。

The following details have been extracted from the published financial information of CSHL, the Group's significant associate:

以下資料詳情乃摘錄自本集團重要聯營公司中策已刊發之財務資料：

		12.31.2004 二零零四年 十二月三十一日 *HK$'000* *千港元*	12.31.2003 二零零三年 十二月三十一日 *HK$'000* *千港元*
Financial position:	財務狀況：		
Non-current assets	非流動資產	**808,151**	1,124,597
Current assets	流動資產	**1,094,397**	1,064,647
Current liabilities	流動負債	**(110,256)**	(161,090)
Non-current liabilities and minority interests	非流動負債及少數股東權益	**(480,555)**	(494,774)
Net assets	資產淨值	**1,311,737**	1,533,380
Net assets attributable to the Group	本集團應佔資產淨值	**385,126**	463,234

		1.1.2004 to 12.31.2004 二零零四年 一月一日 至 二零零四年 十二月三十一日 *HK$'000* *千港元*	1.1.2003 to 12.31.2003 二零零三年 一月一日 至 二零零三年 十二月三十一日 *HK$'000* *千港元*
Turnover	營業額	**123,403**	2,884,493
Loss from ordinary activities before taxation and minority interests	除稅及少數股東權益前一般業務之虧損	**(124,564)**	(169,184)
Loss from ordinary activities before taxation and minority interests attributable to the Group	本集團應佔之除稅及少數股東權益前一般業務之虧損	**(36,743)**	(56,996)

Notes To The Financial Statements

FOR THE YEAR ENDED MARCH 31, 2005

財務報表附註

截至二零零五年三月三十一日止年度

19. INTERESTS IN ASSOCIATES *(continued)*

19. 聯營公司之權益 *(續)*

Notes: (continued)

附註：(續)

b. The following details have been extracted from the financial information of PSC Corporation Ltd., one of the Group's overseas significant associate:

b. 以下資料詳情乃摘錄自一間本集團海外重要聯營公司普威集團有限公司之財務資料：

		3.31.2005 二零零五年 三月三十一日 *HK$'000* *千港元*	3.31.2004 二零零四年 三月三十一日 *HK$'000* *千港元*
Financial position:	財務狀況：		
Non-current assets	非流動資產	582,937	473,982
Current assets	流動資產	647,033	403,316
Current liabilities	流動負債	(188,557)	(152,958)
Non-current liabilities and minority interests	非流動負債及少數股東權益	(166,516)	(142,831)
Net assets	資產淨值	874,897	581,509
Net assets attributable to the Group	本集團應佔資產淨值	189,940	159,624

		4.1.2004 to 3.31.2005 二零零四年 四月一日 至 二零零五年 三月三十一日 *HK$'000* *千港元*	4.1.2003 to 3.31.2004 二零零三年 四月一日 至 二零零四年 三月三十一日 *HK$'000* *千港元*
Turnover	營業額	774,359	664,125
Profit from ordinary activities before taxation and minority interests	除稅及少數股東權益前一般業務之溢利	29,236	31,923
Profit from ordinary activities before taxation and minority interests attributable to the Group	本集團應佔之除稅及少數股東權益前一般業務之溢利	7,742	8,763

Notes To The Financial Statements
FOR THE YEAR ENDED MARCH 31, 2005

財務報表附註
截至二零零五年三月三十一日止年度

19. INTERESTS IN ASSOCIATES *(continued)*

19. 聯營公司之權益 *(續)*

Notes: (continued)

附註：(續)

c. Goodwill arising on acquisition of associates:

c. 因收購聯營公司而產生之商譽：

		HK$'000 千港元
COST	成本值	
At April 1, 2004 and March 31, 2005	**於二零零四年四月一日及二零零五年三月三十一日**	**280,892**
AMORTIZATION AND IMPAIRMENT	攤銷及減值	
At April 1, 2004	於二零零四年四月一日	24,263
Provided for the year	本年度撥備	28,089
Impairment loss recognized for the year	本年度確認之減值虧損	177,446
At March 31, 2005	**於二零零五年三月三十一日**	**229,798**
NET BOOK VALUE	賬面淨值	
At March 31, 2005	**於二零零五年三月三十一日**	**51,094**
At March 31, 2004	於二零零四年三月三十一日	256,629

The amortization period adopted for goodwill is for a period of 10 years.

商譽之攤銷期為10年。

During the year, the directors of the Company reviewed the carrying value of goodwill arising on acquisition of an associate in previous year, with reference to the financial performance and the business operations of this associate. After considering the current market condition and operating results of this associate, an impairment loss of HK$177,446,000 has been identified and recognized in the consolidated income statement.

年內，本公司董事已參照有關聯營公司之財務表現及業務經營，審閱於過往年度收購一間聯營公司所產生商譽之賬面值。經考慮當前市況及該聯營公司之經營業績後，177,446,000港元減值虧損獲確立並於綜合收益表內確認。

In the opinion of the directors, no other impairment loss in respect of the carrying value of the goodwill is considered necessary.

董事認為，毋須考慮有關商譽賬面值之其他減值虧損。

Notes To The Financial Statements

FOR THE YEAR ENDED MARCH 31, 2005

財務報表附註

截至二零零五年三月三十一日止年度

19. INTERESTS IN ASSOCIATES *(continued)*

19. 聯營公司之權益 *(續)*

Notes: (continued)

附註：(續)

d. Negative goodwill arising on acquisition of an associate:

d. 收購一間聯營公司產生之負商譽：

		HK$'000 *千港元*
GROSS AMOUNT Additions and balance at March 31, 2005	總額 於二零零五年三月三十一日之增項及結存	(233)
REALIZATION Released during the year and balance at March 31, 2005	變現 年內撥回及於二零零五年三月三十一日之結存	8
CARRYING AMOUNT At March 31, 2005	賬面值 於二零零五年三月三十一日	(225)

The negative goodwill is released to income on a straight-line basis over 10 years.

負商譽以直線法按10年期限撥入收入。

e. Loan to an associate is unsecured and has no fixed terms of repayment. Other than an amount of HK$1,331,000 (2004: HK$1,336,000) which bears interest at prevailing market rates, the remaining amount is interest free. The amounts due from associates are unsecured, interest free and have no fixed terms of repayment. In the opinion of the directors, the balances will not be repayable within one year of the balance sheet date and, accordingly, the amounts are classified as non-current.

e. 借予一間聯營公司貸款為無抵押及無固定還款期。除1,331,000港元(二零零四年：1,336,000港元)之款項須按當時市場利率計算利息外，其餘均為免息。應收聯營公司款項為無抵押、免息及並無固定還款期。董事認為，該等餘款將不會於結算日起計之一年內償還，因此，該等款項列作非流動款項。

Details of the Group's principal associates at March 31, 2005 are set out in note 43.

本集團之主要聯營公司於二零零五年三月三十一日之詳情載於附註43。

Notes To The Financial Statements
FOR THE YEAR ENDED MARCH 31, 2005

財務報表附註
截至二零零五年三月三十一日止年度

20. INVESTMENTS IN SECURITIES

20. 證券投資

		Investment securities 投資證券		Other investments 其他投資		Total 總額	
		2005 二零零五年 HK$'000 千港元 (note a) (附註a)	2004 二零零四年 HK$'000 千港元 (note b) (附註b)	2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元	2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元
THE GROUP	本集團						
Listed securities	上市證券						
Hong Kong	香港	—	—	131,563	126,114	131,563	126,114
Overseas	海外	—	—	1,058	850	1,058	850
Unlisted securities	非上市證券						
Hong Kong	香港	—	—	—	6,000	—	6,000
Overseas/PRC	海外／中國	123,348	188,890	—	—	123,348	188,890
Unlisted debt security	非上市債務證券						
Hong Kong *(note c)*	香港 *(附註c)*	—	—	12,000	—	12,000	—
		123,348	188,890	144,621	132,964	267,969	321,854
Market value of listed securities	上市證券之市值	—	—	132,621	126,964	132,621	126,964
Carrying amount analyzed for reporting purposes as:	就呈報目的而作出之賬面值分析：						
Non-current	非流動	123,348	188,890	186	330	123,534	189,220
Current	流動	—	—	144,435	132,634	144,435	132,634
		123,348	188,890	144,621	132,964	267,969	321,854
THE COMPANY	本公司						
Listed securities overseas, at market value	海外上市證券，按市值	—	—	816	813	816	813

Notes To The Financial Statements

FOR THE YEAR ENDED MARCH 31, 2005

財務報表附註

截至二零零五年三月三十一日止年度

20. INVESTMENTS IN SECURITIES *(continued)*

Note:

a. At March 31, 2005, the Group had the following investment securities held for long-term strategic purposes:

- 40%* interest in Alfresco Gold Limited which is engaged in investment holding of 85% interest in two companies incorporated in the PRC, whose principal activities are designing and producing advertisements, and provision of advertising agency services;

- 33%* interest in 重慶金瀚實業有限公司 (formerly known as 重慶冠生園興綠洲食品有限公司), which holds a piece of land in the PRC; and

- 30%* interest in Earnbest Holdings Limited which is engaged in investment holding of 40% interest in a company incorporated in the PRC, whose principal activities are resorts and hotel building and travelling business.

* *As the Group did not have significant influence on these investments, accordingly, these investments were classified as investment securities.*

b. At March 31, 2004, the amount represented a 8.04% interest in Fu Yang Investment Co., Ltd. ("Fu Yang") which was mainly engaged in the cable broadcasting business in Taiwan. During the year, Fu Yang was disposed of at an aggregate consideration of approximately HK$150 million. A net loss on disposal of approximately HK$29.7 million was realized to the consolidated income statement.

c. The amount of the unlisted debt security as at March 31, 2005 represents the convertible bond issued by Nippon Asia Investments Holdings Limited ("Nippon Asia Bond", formerly known as China City Natural Gas Holdings Limited), a company listed in Hong Kong. Nippon Asia Bond is interest bearing at 1% per annum and is due for redemption on November 1, 2005. The Group is entitled at any time before the maturity to convert the Nippon Asia Bond into shares of Nippon Asia Investments Holdings Limited at a conversion price of HK$0.025 per share (subject to the relevant adjustments upon conversion).

In the opinion of the directors of the Company, the investments in investment securities and unlisted debt security are worth at least their carrying values.

20. 證券投資 *(續)*

附註：

a. 於二零零五年三月三十一日，本集團持有下列投資證券作長期策略目的：

- Alfresco Gold Limited40%*權益，該公司主要業務為投資控股，擁有兩間於中國成立之公司85%之權益。該兩間公司之主要業務為廣告設計及製作及提供廣告代理服務；

- 重慶金瀚實業有限公司(前稱重慶冠生園興綠洲食品有限公司)33%*權益，該公司在中國持有一幅土地；及

- Earnbest Holdings Limited之30%權益，主要業務為投資控股，擁有一間於中國成立之公司40%權益。其主要業務為渡假村及酒店建造及旅遊業務。

* *由於本集團對該等投資並無重大影響，故該等投資乃列為投資證券。*

b. 於二零零四年三月三十一日，該項目乃指富洋投資股份有限公司(「富洋」)之8.04%權益。該公司主要在台灣從事有線廣播業務。年內，富洋已按總代價約為150,000,000港元出售。出售虧損淨額約29,700,000港元已於綜合收益表內確認。

c. 於二零零五年三月三十一日之非上市債務證券乃指香港上市公司日本亞太事業投資有限公司(「日本亞太債券」，前稱中華城市燃氣集團有限公司)發行之可兌換債券。日本亞太債券按年息1厘計息，於二零零五年十一月一日到期贖回。本集團有權在債券到期前隨時按每股0.025港元之兌換價(可於兌換時作出有關調整)，將日本亞太債券兌換為日本亞太事業投資有限公司之股份。

本公司董事認為，在投資證券及非上市債務證券之投資最少相等於其賬面值。

Notes To The Financial Statements
FOR THE YEAR ENDED MARCH 31, 2005

財務報表附註
截至二零零五年三月三十一日止年度

21. LOAN RECEIVABLES

21. 應收貸款

		THE GROUP 本集團	
		2005 二零零五年 *HK$'000* 千港元	2004 二零零四年 *HK$'000* 千港元
Loan receivables	應收貸款		
— secured	一有抵押	5,533	6,387
— unsecured *(Note)*	一無抵押*(附註)*	145,951	78,717
		151,484	85,104
Less: Allowances	減：準備	(39,633)	(39,033)
		111,851	46,071
Less: Amounts due within one year shown under current assets	減：流動資產項下於一年內到期之款項	(111,851)	(41,173)
Amount due after one year	於一年後到期之款項	—	4,898

Note: The Group provides loan facilities to certain overseas companies and individuals to earn interest. The loan receivables are bearing interest at the commercial rate.

附註： 本集團向若干海外企業及個人提供貸款資金以賺取利息。應收貸款按商業利率計息。

22. PAYMENT FOR ACQUISITION OF A LONG-TERM INVESTMENT

During the year, the Group entered into conditional agreement (the "Agreement") with an independent third party ("Vendor Party") to acquire equity interests in an unlisted investment incorporated in the PRC for a total consideration of HK$35,000,000. Pursuant to payment instructions given by the Vendor party, the Group had paid the consideration to another third party which received the consideration on behalf of the Vendor Party.

As at the date of report, the conditions in the Agreement have not yet been fulfilled and the transaction has not yet been completed.

22. 收購一項長期投資之付款

於本年度，本集團與獨立第三者(「賣方」)訂立有條件協議(「該協議」)，以總代價35,000,000港元收購一項於中國成立之非上市投資項目之股本權益。根據賣方給予之付款指示，本集團已將上述代價支付予代表賣方收取代價之另一第三者。

於本報告日期，該協議之條件尚未達成，故有關交易仍未完成。

Notes To The Financial Statements

FOR THE YEAR ENDED MARCH 31, 2005

財務報表附註

截至二零零五年三月三十一日止年度

23. OTHER ASSET

The amount represents cost incurred in connection with a land development project in the PRC. The project is a land development of 珠海錦興產業園 located at Doumen District, Zhuhai City and is to be jointly developed with an independent third party. The Group is entitled to the exclusive development right to the project and also the right to obtain the land for the development (the "Other Asset"). The Group is also entitled to sell the Other Asset to investors for a consideration to be agreed between themselves.

During the year ended March 31, 2004, the consideration of HK$150,000,000 for obtaining the exclusive development right was paid by the Group whilst RMB5,750,000 (equivalent to approximately HK$5,425,000) was already paid by the Group for site formation.

During the year, the Group disposed of part of the Other Asset to an independent third party for consideration of HK$39,600,000. Subsequent to March 31, 2005, the Group has further disposed of all the remaining parts of the Other Asset. Details for transaction are set out in Note 41(d).

As the directors of the Company are of the opinion that the Other Asset is held for sale, the cost incurred for the Other Asset is included in current assets accordingly.

23. 其他資產

該數額為於中國之土地開發項目成本值。該項目為珠海錦興產業園之土地開發項目，位於珠海市斗門區，將由本集團與一個獨立第三者共同開發。本集團享有該項目之獨家開發權，並有權取得有關土地作開發用途(「其他資產」)。本集團亦有權按各方議定之代價將其他資產出售予投資者。

於截至二零零四年三月三十一日止年度，取得獨家開發權之代價150,000,000港元由本集團支付，而本集團已就地盤平整工程支付人民幣5,750,000元(相等於約5,425,000港元)。

年內，本集團出售部份其他資產予一個獨立第三者，代價為39,600,000港元。於二零零五年三月三十一日之後，本集團已進一步出售其他資產之所有餘下部份。交易詳情載於附註41(d)。

因本公司董事認為其他資產乃持作銷售，故其他資產所產生之成本值列入流動資產。

24. INVENTORIES

24. 存貨

		THE GROUP 本集團	
		2005 二零零五年 *HK$'000 千港元*	2004 二零零四年 *HK$'000 千港元*
Raw materials	原材料	**6,781**	6,769
Work in progress	在製品	**1,962**	1,435
Finished goods	製成品	**578,335**	869,205
		587,078	877,409

Included above are raw materials of HK$74,000 (2004: HK$109,000) and finished goods of HK$97,486,000 (2004: HK$269,854,000) which are carried at net realizable value.

上述存貨包括原材料74,000港元(二零零四年：109,000港元)及製成品97,486,000港元(二零零四年：269,854,000港元)，已按其可變現淨值列賬。

Notes To The Financial Statements

FOR THE YEAR ENDED MARCH 31, 2005

財務報表附註

截至二零零五年三月三十一日止年度

25. TRADE AND OTHER RECEIVABLES

25. 貿易及其他應收款項

Included within trade and other receivables is a trade debtor balance of HK$591,783,000 (2004: HK$685,025,000). The Group allows an average credit period of one to two months to its trade customers.

貿易及其他應收款項包括591,783,000港元(二零零四年：685,025,000港元)之應收貿易款項結餘。本集團向其貿易客戶平均提供一至兩個月不等之信貸期。

The following is an aged analysis of trade debtors:

應收貿易款項賬齡分析如下：

		THE GROUP 本集團	
		2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元
Not yet due	未到期	548,407	624,041
Overdue within one month	逾期少於一個月	25,996	52,433
Overdue between one to two months	逾期一至兩個月	4,561	2,099
Overdue more than two months	逾期超過兩個月	12,819	6,452
		591,783	685,025

26. TRADE AND OTHER PAYABLES

26. 貿易及其他應付款項

Included within trade and other payables is a trade creditor balance of HK$564,154,000 (2004: HK$827,620,000).

貿易及其他應付款項包括564,154,000港元(二零零四年：827,620,000港元)之應付貿易款項結餘。

The following is an aged analysis of trade creditors:

應付貿易款項賬齡分析如下：

		THE GROUP 本集團	
		2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元
Not yet due	未到期	417,919	445,088
Overdue within one month	逾期少於一個月	74,518	116,373
Overdue between one to two months	逾期一至兩個月	27,951	50,321
Overdue more than two months	逾期超過兩個月	43,766	215,838
		564,154	827,620

Notes To The Financial Statements 財務報表附註

FOR THE YEAR ENDED MARCH 31, 2005 *截至二零零五年三月三十一日止年度*

27. BORROWINGS 27. 借款

		THE GROUP 本集團		THE COMPANY 本公司	
		2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元	2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元
Borrowings comprise:	借款包括：				
Bank loans	銀行貸款	**82,010**	205,641	**—**	—
Other loans	其他貸款	**161,341**	151,339	**149,333**	149,333
		243,351	356,980	**149,333**	149,333
Analyzed as:	分析：				
Secured	有抵押	**38,531**	159,583	**—**	—
Unsecured	無抵押	**204,820**	197,397	**149,333**	149,333
		243,351	356,980	**149,333**	149,333
The above amounts bear interest at prevailing market rates and are repayable as follows:	上述款項須按現行市場利率計算利息，且須於以下年期償還：				
Within one year or on demand	一年內或於要求時	**85,881**	349,059	**—**	149,333
Between one and two years	一至兩年內	**149,751**	266	**149,333**	—
Between two and five years	兩至五年內	**1,407**	940	**—**	—
Over five years	超過五年	**6,312**	6,715	**—**	—
		243,351	356,980	**149,333**	149,333
Amount due within one year and shown under current liabilities	列入流動負債項下於一年內到期之款項	**(85,881)**	(349,059)	**—**	(149,333)
Amount due after one year	一年後到期之款項	**157,470**	7,921	**149,333**	—

The other loan of the Company of HK$149,333,000 is classified as a non-current loan as the lender has confirmed that it will not demand repayment of the loan from the Company within one year from the balance sheet date.

本公司其他貸款149,333,000港元分類為非流動貸款，原因為貸方已經確認，不會要求本公司於自結算日起一年內償還貸款。

Notes To The Financial Statements 財務報表附註

FOR THE YEAR ENDED MARCH 31, 2005 *截至二零零五年三月三十一日止年度*

28. OBLIGATIONS UNDER FINANCE LEASES 28. 融資租約承擔

		THE GROUP 本集團			
		Minimum lease payments 最低租金		Present value of minimum lease payments 最低租金現值	
		2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元	2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元
Amounts payable under finance leases:	根據融資租約應付之款項：				
Within one year	一年內	487	1,117	462	1,068
In the second to fifth year inclusive	兩至五年內（包括首尾兩年）	—	536	—	462
		487	1,653		
Less: Future finance charges	減：未來融資費用	(25)	(123)		
Present value of lease obligations	租約承擔現值	462	1,530	462	1,530
Less: Amount due for settlement within one year (shown under current liabilities)	減：一年內到期償還之款項（列於流動負債項下）			(462)	(1,068)
Amount due for settlement after one year	一年後到期償還之款項			—	462

The Group has leased certain of its fixtures and equipment under finance leases. The average lease term is 2 years. For the year ended March 31, 2005, the average effective borrowing rate was 6.92% (2004: 9.32%). Interest rates are fixed at the contract date. All leases are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments.

本集團已根據融資租約租賃其若干裝置及設備，平均租期為2年。截至二零零五年三月三十一日止年度，平均有效借貸利率為6.92%（二零零四年：9.32%）。利率乃於合約日期確定。所有租約均採用固定還款期還款，及並無就或然租賃款項簽訂任何安排。

The Group's obligations under finance leases are secured by the lessors' charge over the leased assets.

本集團之融資租約承擔乃以出租人之出租資產作為抵押。

Notes To The Financial Statements

FOR THE YEAR ENDED MARCH 31, 2005

財務報表附註

截至二零零五年三月三十一日止年度

29. SHARE CAPITAL

29. 股本

		Number of shares 股份數目	Value 價值 *HK$'000* *千港元*
Authorized:	法定股本：		
Ordinary shares of HK$0.01 each at March 31, 2004 and 2005	於二零零四年及二零零五年三月三十一日每股面值0.01港元之普通股	**20,000,000,000**	**200,000**
Issued and fully paid:	已發行及繳足股本：		
Ordinary share of HK$0.01 each at April 1, 2003	於二零零三年四月一日每股面值0.01港元之普通股	160,303,202	1,603
Issue of new shares	發行新股份	21,500,000	215
Exercise of share options	行使購股權	4,750,000	48
At March 31, 2004 and April 1, 2004	於二零零四年三月三十一日及二零零四年四月一日	186,553,202	1,866
Issue upon scrip dividend *(note a)*	以股代息發行 *(附註a)*	75,210	—
Issue of new shares *(note b)*	發行新股份 *(附註b)*	37,000,000	370
At March 31, 2005	於二零零五年三月三十一日	**223,628,412**	**2,236**

Notes:

a. On October 21, 2004, 75,210 shares in the Company of HK$0.01 each were issued as scrip dividend at HK$2.745 per share. The shares issued during the year rank pari passu with the existing shares in all respects.

b. On November 23, 2004, arrangements were made for a private placement to independent private investors of 37,000,000 shares of HK$0.01 each in the Company held by ITC Corporation Limited, a substantial shareholder of the Company, in cash at a price of HK$3.22 per share representing a discount of approximately 8% to the closing price of HK$3.50 per share as quoted on the Stock Exchange on November 22, 2004.

Pursuant to a subscription agreement of the same date, ITC Corporation Limited subscribed for 37,000,000 new shares of HK$0.01 each in the Company at a price of HK$3.22 per share. The proceeds were used to provide additional working capital for the Company. These new shares were issued under the general mandate granted to the directors at the annual general meeting of the Company held on August 31, 2004 and ranked pari passu with other shares in issue in all respects.

附註：

a. 於二零零四年十月二十一日，本公司透過以股代息按每股2.745港元之價格發行75,210股每股面值0.01港元之股份。於年內發行之股份與現有之股份於各方面享有同等權益。

b. 於二零零四年十一月二十三日，簽訂私人配售安排，向獨立私人投資者私人配售由德祥企業集團有限公司(本公司主要股東)持有之本公司37,000,000股每股面值0.01港元之股份以獲取現金。配售價為每股3.22港元，較股份於二零零四年十一月二十二日在聯交所所報之收市價每股3.50港元折讓約8%。

根據於同日訂立之認購協議，德祥企業集團有限公司以每股3.22港元之價格，向本公司認購37,000,000股每股面值0.01港元之新股份。所得款項已撥作本公司之額外營運資金。該等新股份乃依據本公司於二零零四年八月三十一日舉行之股東週年大會上授予董事之一般授權發行，並在各方面與其他已發行股份享有同等權益。

Notes To The Financial Statements

FOR THE YEAR ENDED MARCH 31, 2005

財務報表附註

截至二零零五年三月三十一日止年度

30. RESERVES

THE GROUP

Capital reserve represents the goodwill arising on acquisitions prior to April 1, 2001.

Other reserves represent the goodwill reserve and other reserves of the Group's associates shared by the Group.

The contributed surplus of the Group at March 31, 2005 represented:

(i) the credit arising from the transfer of the share premium account of the Group as at February 20, 1998 and February 19, 2003 to the contributed surplus account of the Group;

(ii) the credit arising from the reduction of the nominal value of the shares of the Company in 1999 and 2003; and

(iii) a balance as reduced by amounts transferred to the deficit account to eliminate the deficit of the Group as at January 31, 2000, January 31, 2001, March 20, 2003 and March 21, 2005.

30. 儲備

本集團

資本儲備指於二零零一年四月一日前進行收購產生之商譽。

其他儲備指本集團應佔其聯營公司之商譽儲備及其他儲備。

本集團於二零零五年三月三十一日之實繳盈餘乃：

(i) 本集團於一九九八年二月二十日及二零零三年二月十九日將股份溢價賬轉撥往本集團之實繳盈餘賬所產生之進賬；

(ii) 於一九九九年及二零零三年削減本公司股份面值所產生之進賬；及

(iii) 減去轉撥往虧絀賬以抵銷本集團分別於二零零零年一月三十一日、二零零一年一月三十一日、二零零三年三月二十日及二零零五年三月二十一日虧絀金額之結餘。

THE COMPANY

本公司

		Share premium 股份溢價 *HK$'000* *千港元*	Contributed surplus 實繳盈餘 *HK$'000* *千港元*	Capital redemption reserve 資本贖回儲備 *HK$'000* *千港元*	Retained profits 保留溢利 *HK$'000* *千港元*	Total 總額 *HK$'000* *千港元*
At April 1, 2003	於二零零三年四月一日	—	1,673,702	592	25,891	1,700,185
Premium arising from issue of shares	發行股份所產生之溢價	99,934	—	—	—	99,934
Share issue expenses	股份發行費用	(713)	—	—	—	(713)
Loss for the year	本年度虧損	—	—	—	(794)	(794)
Dividends paid	繳訖股息	—	—	—	(11,221)	(11,221)
At March 31, 2004 and April 1, 2004	於二零零四年三月三十一日及二零零四年四月一日	99,221	1,673,702	592	13,876	1,787,391
Premium arising from issue of shares	發行股份所產生之溢價	118,976	—	—	—	118,976
Share issue expenses	股份發行費用	(640)	—	—	—	(640)
Transfer from contributed surplus to retained profits	實繳盈餘轉撥至保留溢利	—	(155,127)	—	155,127	—
Loss for the year	本年度虧損	—	—	—	(92,127)	(92,127)
Dividends paid	繳訖股息	—	—	—	(11,193)	(11,193)
At March 31, 2005	**於二零零五年三月三十一日**	**217,557**	**1,518,575**	**592**	**65,683**	**1,802,407**

Notes To The Financial Statements

FOR THE YEAR ENDED MARCH 31, 2005

財務報表附註

截至二零零五年三月三十一日止年度

30. RESERVES *(continued)*

THE COMPANY *(continued)*

The contributed surplus of the Company at March 31, 2005 represented:

(i) the difference between the consolidated shareholders' funds of Hanny BVI at the date on which its shares were acquired by the Company, and the nominal amount of the Company's shares issued as consideration for the acquisition;

(ii) the credit arising from the transfer of the share premium account of the Company as at February 20, 1998 and February 19, 2003 to the contributed surplus account of the Company;

(iii) the credit arising from the reduction of the nominal value of the shares of the Company in 1999 and 2003; and

(iv) a balance as reduced by amounts transferred to the deficit account to eliminate the deficit of the Company as at January 31, 2000, January 31, 2001, March 20, 2003 and March 21, 2005.

Under the Companies Act of 1981 of Bermuda (as amended), the contributed surplus of the Company is available for distribution to shareholders. However, the Company cannot declare or pay a dividend, or make a distribution out of contributed surplus, if:

1. it is, or would after the payment be, unable to pay its liabilities as they become due; or

2. the realizable value of its assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium account.

30. 儲備 *(續)*

本公司 *(續)*

本公司於二零零五年三月三十一日之實繳盈餘乃：

(i) 本公司收購Hanny BVI股份當日該公司之綜合股東資金與本公司作為收購代價所發行之股份面值之差額；

(ii) 於一九九八年二月二十日及二零零三年二月十九日將本公司之股份溢價賬轉撥至本公司之實繳盈餘賬所產生之進賬；

(iii) 於一九九九年及二零零三年削減本公司股份面值所產生之進賬；及

(iv) 減去轉撥往虧絀賬以抵銷本公司分別於二零零零年一月三十一日、二零零一年一月三十一日、二零零三年三月二十日及二零零五年三月二十一日虧絀金額之結餘。

依據百慕達一九八一年公司法(經修訂)，本公司之實繳盈餘可供分派予各股東。惟倘若出現以下情況，本公司不得從實繳盈餘宣派或派發股息或作出分派：

1. 現時或於作出派發後不能償還到期債務；或

2. 其資產之可變現價值會因此低於其債務及已發行股本與股份溢價賬之總額。

Notes To The Financial Statements

FOR THE YEAR ENDED MARCH 31, 2005

財務報表附註

截至二零零五年三月三十一日止年度

30. RESERVES *(continued)*

THE COMPANY *(continued)*

In the opinion of the directors, the Company's reserves available for distribution to its shareholders were as follows:

30. 儲備 *(續)*

本公司 *(續)*

董事認為，本公司可供分派予股東之儲備如下：

		2005 二零零五年 *HK$'000* *千港元*	2004 二零零四年 *HK$'000* *千港元*
Contributed surplus	實繳盈餘	**1,518,575**	1,673,702
Retained profits	保留溢利	**65,683**	13,876
		1,584,258	1,687,578

31. AMOUNT DUE TO A MINORITY SHAREHOLDER

THE GROUP

The amount is unsecured, interest free and has no fixed terms of repayment. Repayment of the amount will not be demanded within one year of the balance sheet date and, accordingly, the amount is classified as non-current.

31. 應付一個少數股東款項

本集團

該款項為無抵押、免息及無固定還款期。該款項將毋需於結算日起計一年內償還，因此，該款項列為非流動負債。

Notes To The Financial Statements

FOR THE YEAR ENDED MARCH 31, 2005

財務報表附註

截至二零零五年三月三十一日止年度

32. ACQUISITION OF A SUBSIDIARY

For the year ended March 31, 2004, the Group acquired 100% of the issued share capital of Zhuhai Hanny Property Investment Limited ("Zhuhai Hanny") for a consideration of HK$150 million.

The acquisition has been accounted for by the acquisition method of accounting. The amount of goodwill arising as a result of the acquisition was HK$4,598,000.

32. 收購一間附屬公司

截至二零零四年三月三十一日止年度，本集團按代價150,000,000港元收購珠海錦興產業園投資有限公司(「珠海錦興」)之全部已發行股本。

該收購事項已採用收購會計法入賬。該收購事項所產生之商譽金額為4,598,000港元。

		2005 二零零五年 *HK$'000* *千港元*	2004 二零零四年 *HK$'000* *千港元*
NET ASSETS ACQUIRED	收購資產之淨額		
Other asset	其他資產	—	150,000
Other payables	其他應付款項	—	(4,598)
		—	145,402
Goodwill	商譽	—	4,598
Total consideration	總代價	—	150,000
SATISFIED BY:	支付方式：		
Cash	現金	—	130,508
Deferred consideration	遞延代價	—	19,492
		—	150,000

Notes To The Financial Statements 財務報表附註

FOR THE YEAR ENDED MARCH 31, 2005 *截至二零零五年三月三十一日止年度*

33. DISPOSAL OF SUBSIDIARIES 33. 出售附屬公司

		2005 二零零五年 *HK$'000* *千港元*	2004 二零零四年 *HK$'000* *千港元*
NET ASSETS DISPOSED OF	**出售資產之淨值**		
Property, plant and equipment	物業、機器及設備	**1,483**	—
Interest in an associate	一間聯營公司之權益	**5,244**	—
Investment in securities	證券投資	**—**	78,388
Trade and other receivables	貿易及其他應收款項	**53**	—
Amounts due from group companies	應收集團公司之款項	**26,758**	157,353
Bank balances and cash	銀行結存及現金	**92**	5
Trade and other payables	貿易及其他應付款項	**(1,832)**	—
Amounts due to group companies	應付集團公司之款項	**(27,187)**	(8,853)
Amount due to associates	應付聯營公司之款項	**(146)**	(1,433)
Tax payable	應付稅項	**—**	(22,531)
		4,465	202,929
Currency translation reserve realized	已變現貨幣兌換儲備	**7,842**	(216)
Other reserves realized	其他已變現儲備	**(7,810)**	—
Attributable capital reserve	應佔資本儲備	**(556)**	556
		3,941	203,269
Gain (loss) on disposal of subsidiaries	出售附屬公司之收益(虧損)	**3,504**	(1,282)
		7,445	201,987
SATISFIED BY:	支付方式：		
Cash	現金	**7,445**	—
Other payables	其他應付款項	**—**	201,987
		7,445	201,987
Net cash inflow (outflow) arising from disposal of subsidiaries:	出售附屬公司產生之現金流入(流出)淨額：		
Cash consideration	現金代價	**7,445**	—
Bank balances and cash disposed of	出售之銀行結存及現金	**(92)**	(5)
		7,353	(5)

The subsidiaries disposed of during the year did not contribute significantly to the turnover and the results of the Group. The cash flow contributed or utilized by the subsidiaries disposed of during the year was not significant.

年內所出售之附屬公司對本集團之營業額及業績並無作出重大貢獻。年內所出售之附屬公司所貢獻或動用之現金流量並不重大。

Notes To The Financial Statements

FOR THE YEAR ENDED MARCH 31, 2005

財務報表附註

截至二零零五年三月三十一日止年度

34. MAJOR NON-CASH TRANSACTIONS

During the year ended March 31, 2005, the major non-cash transactions were as follows:

(a) The Group restructured certain of its other payables of HK$15,000,000 satisfied by the same amount of other receivables under a deed of assignment entered into between the Group and the relevant parties.

(b) The repayment of a short-term loan receivable of HK$2,057,000 was satisfied by the same amount of investment in securities.

(c) The Group had disposed of an investment in securities for a consideration of HK$6,000,000 which was satisfied by cash of HK$1,500,000 and by setting off through an amount due from an associate of the Group for the remaining balance of HK$4,500,000.

34. 主要非現金交易

於截至二零零五年三月三十一日止年度，本集團進行之主要非現金交易如下：

(a) 根據本集團與有關人士訂立之轉讓契約，本集團重組其若干其他應付款項15,000,000港元，該等款項以相同金額之其他應收款項支付。

(b) 償還應收短期貸款2,057,000港元之款項乃以證券投資之相同金額支付。

(c) 本集團以代價6,000,000港元出售證券投資，有關代價乃以現金1,500,000港元支付，並以應收本集團一間聯營公司之款項抵銷其餘4,500,000港元餘款。

Notes To The Financial Statements

FOR THE YEAR ENDED MARCH 31, 2005

財務報表附註

截至二零零五年三月三十一日止年度

35. DEFERRED TAX

The following are the major deferred tax liabilities (assets) recognized and movements thereon during the current and prior years:

THE GROUP

35. 遞延稅項

於本年度及過往年度之已確認主要遞延稅項負債(資產)及其變動如下：

本集團

		Accelerated tax depreciation 加速稅項折舊 *HK$'000* *千港元*	Tax losses 稅項虧損 *HK$'000* *千港元*	Others 其他 *HK$'000* *千港元*	Total 總額 *HK$'000* *千港元*
At April 1, 2003	於二零零三年四月一日	2,083	(15,755)	1,124	(12,548)
Currency realignment	外幣調整	(57)	(1,922)	(20)	(1,999)
Credit to the consolidated income statement for the year *(note 13)*	年內計入綜合收益表 *(附註13)*	(1,362)	(2,724)	(16,724)*	(20,810)
Effect of change in tax rate — charge (credit) to the consolidated income statement *(note 13)*	稅率變動之影響 — 於綜合收益表中扣除(計入綜合收益表) *(附註13)*	80	(67)	—	13
At March 31, 2004 and April 1, 2004	於二零零四年三月三十一日及二零零四年四月一日	744	(20,468)	(15,620)	(35,344)
Currency realignment	外幣調整	(85)	(17)	(19)	(121)
Charge (credit) to the consolidated income statement for the year *(note 13)*	年內於綜合收益表中扣除(計入綜合收益表) *(附註13)*	833	19,994	(3,666)*	17,161
Realized on disposal of a subsidiary	出售一間附屬公司時變現	(459)	459	—	—
At March 31, 2005	**於二零零五年三月三十一日**	**1,033**	**(32)**	**(19,305)**	**(18,304)**

* The deferred tax credit is mainly attributable to the movements of temporary differences arising from the carrying amounts and tax bases of major balance sheet items such as receivables, inventories and accruals of a subsidiary in the USA.

* 遞延稅項進賬主要歸因於美國一間附屬公司之資產負債表之主要項目(如應收款項、存貨及應計費用)之賬面值與稅基之暫時差異之變動。

Notes To The Financial Statements

FOR THE YEAR ENDED MARCH 31, 2005

財務報表附註

截至二零零五年三月三十一日止年度

35. DEFERRED TAX *(continued)*

For the purposes of balance sheet presentation, certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred tax balances for financial reporting purposes:

35. 遞延稅項 *(續)*

就資產負債表之呈列而言，若干遞延稅項資產及負債已予對銷。以下為作財務申報用途之遞延稅項結餘分析：

		2005 二零零五年 *HK$'000* *千港元*	2004 二零零四年 *HK$'000* *千港元*
Deferred tax assets	遞延稅項資產	**(18,418)**	(35,480)
Deferred tax liabilities	遞延稅項負債	**114**	136
		(18,304)	(35,344)

At the balance sheet date, the Group has unused tax losses of HK$387,410,000 (2004: HK$363,848,000) available for offset against future profits. A deferred tax asset has been recognized in respect of HK$185,000 (2004: HK$69,488,000) of such losses. No deferred tax has been recognized in respect of the remaining HK$387,225,000 (2004: HK$294,360,000) due to the unpredictability of future profit streams. The losses can be carried forward indefinitely.

於結算日，本集團可用於對銷未來溢利之未動用稅項虧損為387,410,000港元(二零零四年：363,848,000港元)。該虧損中185,000港元(二零零四年：69,488,000港元)已確認為遞延稅項資產。由於未能預測未來溢利來源，故未有就其餘虧損387,225,000港元(二零零四年：294,360,000港元)確認遞延稅項。該等虧損可無限期結轉。

THE COMPANY

At balance sheet date, the Company has unused tax losses of HK$50,052,000 (2004: HK$49,958,000) available for offset against future profits. No deferred tax has been recognized in respect of such tax losses due to the unpredictability of future profits streams. The losses can be carried forward indefinitely.

本公司

於結算日，本公司可用於對銷未來溢利之未動用稅項虧損為50,052,000港元(二零零四年：49,958,000港元)。由於未能預測未來溢利來源，故未有就該稅項虧損確認遞延稅項。該等虧損可無限期結轉。

Notes To The Financial Statements
FOR THE YEAR ENDED MARCH 31, 2005

財務報表附註
截至二零零五年三月三十一日止年度

36. CONTINGENT LIABILITIES

36. 或然負債

		THE GROUP 本集團		THE COMPANY 本公司	
		2005 二零零五年 ***HK$'000*** *千港元*	2004 二零零四年 *HK$'000* *千港元*	**2005** 二零零五年 ***HK$'000*** *千港元*	2004 二零零四年 *HK$'000* *千港元*
Amounts utilized in respect of guarantees given to banks and other financial institutions for facilities granted to subsidiaries	就提供擔保予銀行及其他財務機構以獲取授予附屬公司之融資之已動用金額	**—**	—	**93,146**	57,933

The Group is involved in two patent infringement lawsuits in the USA. The damages claim arising from the lawsuits range from approximately US$285,000 (equivalent to HK$2,213,000) to US$855,000 (equivalent to HK$6,639,000) for both years. As the outcome of the lawsuits is not certain, the Group has made a provision of US$302,000 (2004: US$302,000) (equivalent to HK$2,345,000) for these cases at the balance sheet date to cover the possible damages as estimated by management.

本集團於美國涉及兩項侵犯專利權訴訟，兩年因訴訟而產生之賠償金額介乎約285,000美元（相等於2,213,000港元）至855,000美元（相等於6,639,000港元）。由於訴訟結果未明，本集團已於結算日就該等訴訟計提撥備302,000美元（二零零四年：302,000美元）（相等於2,345,000港元）以應付管理層估計之可能賠償額。

Notes To The Financial Statements
FOR THE YEAR ENDED MARCH 31, 2005

財務報表附註
截至二零零五年三月三十一日止年度

37. OPERATING LEASE COMMITMENTS

37. 營運租約承諾

The Group as lessee

本集團作為承租人

		THE GROUP 本集團 2005 二零零五年 *HK$'000 千港元*	2004 二零零四年 *HK$'000 千港元*
Minimum lease payments paid under operating leases during the year:	年內，根據營運租約而支付之最低租金：		
Land and buildings	土地及樓宇	**30,585**	27,134
Property, plant and equipment	物業、機器及設備	**23,267**	8,615
		53,852	35,749

At the balance sheet date, the Group had commitments for future minimum lease payments under non-cancellable operating leases which fall due as follows:

於結算日，本集團尚有根據不可撤銷之營運租約之承諾，該等未來最低租金之到期日如下：

		2005 二零零五年		2004 二零零四年	
		Land and buildings 土地及樓宇 *HK$'000 千港元*	Property, plant and equipment 物業、機器及設備 *HK$'000 千港元*	Land and buildings 土地及樓宇 *HK$'000 千港元*	Property, plant and equipment 物業、機器及設備 *HK$'000 千港元*
Operating leases which expire:	營運租約之屆滿年期為：				
Within one year	一年內	**23,008**	**23,121**	25,096	22,678
In the second to fifth year inclusive	第二至第五年（首尾兩年包括在內）	**75,368**	**19,521**	79,900	41,721
Over five years	五年以上	**46,519**	**—**	53,162	705
		144,895	**42,642**	158,158	65,104

Leases are negotiated for a range of one to ten years and rentals are fixed over the terms of the leases.

商議之租約年期由一年至十年不等，而租金在租約期內固定。

Notes To The Financial Statements
FOR THE YEAR ENDED MARCH 31, 2005

財務報表附註
截至二零零五年三月三十一日止年度

37. OPERATING LEASE COMMITMENTS *(continued)*

37. 營運租約承諾 *(續)*

The Group as lessor

本集團作為出租人

		THE GROUP 本集團 2005 二零零五年 HK$'000 千港元	2004 二零零四年 HK$'000 千港元
Rental income earned under operating leases during the year:	年內，根據營運租約賺取之租金收入：		
Land and buildings	土地及樓宇	**7,426**	6,568
Property, plant and equipment	物業，機器及設備	**20,246**	5,000
		27,672	11,568

At the balance sheet date, the Group had contracted with tenants for the following future minimum lease payments:

於結算日，本集團已與租戶訂立以下未來最低租金付款：

		2005 二零零五年		2004 二零零四年	
		Land and buildings 土地及樓宇 HK$'000 千港元	Property, plant and equipment 物業、機器及設備 HK$'000 千港元	Land and buildings 土地及樓宇 HK$'000 千港元	Property, plant and equipment 物業、機器及設備 HK$'000 千港元
Operating leases which expire:	營運租約之屆滿年期為：				
Within one year	一年內	**6,738**	**20,000**	4,747	20,000
In the second to fifth year inclusive	第二至第五年（首尾兩年包括在內）	**24,594**	**15,000**	18,109	35,000
Over five years	五年以上	**14,426**	**—**	13,914	—
		45,758	**35,000**	36,770	55,000

The Company did not have any operating lease commitments nor arrangement at the balance sheet date.

本公司於結算日並無任何營運租約承諾或安排。

38. SHARE OPTION SCHEMES

38. 購股權計劃

The Company's share option scheme was adopted on August 21, 2001 (the "2001 Share Option Scheme") for the primary purpose of providing incentives to the employees of the Group. Under the 2001 Share Option Scheme, the board of directors of the Company may grant options to eligible employees including the directors (but excluding independent non-executive directors) of the Company and the directors of any of the subsidiaries of the Company to subscribe for shares in the Company.

本公司於二零零一年八月二十一日採納其購股權計劃(「二零零一年購股權計劃」)，旨在鼓勵本集團之僱員。根據二零零一年購股權計劃，本公司董事會可向本公司合資格僱員，包括董事(但不包括獨立非執行董事)及本公司任何附屬公司董事授出購股權，以認購本公司股份。

Notes To The Financial Statements

FOR THE YEAR ENDED MARCH 31, 2005

財務報表附註

截至二零零五年三月三十一日止年度

38. SHARE OPTION SCHEMES *(continued)*

Pursuant to a resolution passed at a special general meeting of the Company on March 17, 2003, the Company has terminated the 2001 Share Option Scheme and adopted a new share option scheme (the "2003 Share Option Scheme"). Under the 2003 Share Option Scheme, the board of directors of the Company may grant options to directors and employees of the Group and any advisors, consultants, distributors, contractors, suppliers, agents, customers, business partners, joint venture business partners, promoters and service providers of any members of the Group who the board of directors considers have contributed or will contribute or can contribute to the Group. The purpose of the 2003 Share Option Scheme is to provide participants with the opportunity to acquire proprietary interests in the Group and to encourage participants to work towards enhancing the value of the Group and its shares for the benefits of the Group and its shareholders as a whole.

Subject to the condition that the total number of shares which may be issued upon the exercise of all outstanding options granted and to be exercised under the 2003 Share Option Scheme and any other schemes of the Company must not exceed 30% of the shares of the Company in issue from time to time, the total number of shares in respect of which options may be granted under the 2003 Share Option Scheme, when aggregated with any shares subject to any other schemes, is not permitted to exceed 10% of the shares of the Company in issue on the date of approval and adoption of the 2003 Share Option Scheme.

Under the 2003 Share Option Scheme, the options which may be granted to any individual in any one year are not permitted to exceed 1% of the shares of the Company in issue, without prior approval from the Company's shareholders. Options granted to substantial shareholders or independent non-executive directors in excess of 0.1% of the Company's share capital or with a value in excess of HK$5 million must be approved in advance by the Company's shareholders.

At March 31, 2005, the number of shares in respect of which options had been granted and remained outstanding under the 2003 and 2001 Share Option Schemes was 21,800,000 (2004: 21,800,000), representing 9.75% (2004: 11.69%) of the shares of the Company in issue at that date.

Options granted must be taken up within 28 days from the date of grant, upon payment of HK$1 per option. Options may be exercised at any time from the date on which the option is accepted to the tenth anniversary of the date of grant. The exercise price is determined by the directors of the Company, and will not be less than the higher of the closing price of the Company shares on the date of grant or the average closing price of the shares for the five business days immediately preceding the date of grant or the nominal value of the share of the Company.

38. 購股權計劃 *(續)*

根據本公司於二零零三年三月十七日舉行之股東特別大會上通過之決議案，本公司已終止二零零一年購股權計劃並採納一項新購股權計劃(「二零零三年購股權計劃」)。根據二零零三年購股權計劃，本公司董事會可向本集團董事及僱員，以及董事會認為曾經或將會或能夠對本集團作出貢獻之本集團任何諮詢人、顧問、分銷商、承判商、供應商、代理人、客戶、業務夥伴、合營企業業務夥伴、發起人及服務供應商授出購股權。二零零三年購股權計劃旨在向參與者提供購入本集團專屬權益之機會，並鼓勵參與者致力以本集團及其股東之整體利益為依歸，提升本集團及其股份之價值。

根據二零零三年購股權計劃及本公司任何其他計劃授出及將予行使全部尚未行使之購股權獲行使時可能發行之股份總數，須不得超過本公司不時已發行股份之30%。在該條件之規限下，根據二零零三年購股權計劃可授出之購股權所涉及之股份總數，在加上根據任何其他計劃授出之購股權所涉及之任何股份數目後，不得超過於通過及採納二零零三年購股權計劃該日本公司已發行股份之10%。

根據二零零三年購股權計劃，若未經本公司股東事先批准，於任何一年內可授予任何個人之購股權不得超過本公司已發行股份之1%。向主要股東或獨立非執行董事授出之購股權如超過本公司股本之0.1%， 或其價值超過5,000,000港元，須獲得本公司股東之事先批准。

於二零零五年三月三十一日，根據二零零三年及二零零一年購股權計劃已授出及尚未行使之購股權所涉及之股份數目為21,800,000股(二零零四年：21,800,000股)，佔當日本公司之已發行股份之9.75%(二零零四年：11.69%)。

有關人士須自授出日期起28日內，支付每份購股權1港元之代價後接納購股權。購股權可自接納日期起，至授出日期起計十年內隨時行使。行使價由本公司董事釐定，惟不得低於下列三者中之最高者：本公司股份於授出日期之收市價；股份於緊接授出日期前五個營業日之平均收市價；或本公司股份面值。

Notes To The Financial Statements 財務報表附註

FOR THE YEAR ENDED MARCH 31, 2005 *截至二零零五年三月三十一日止年度*

38. SHARE OPTION SCHEMES *(continued)* 38. 購股權計劃 *(續)*

The following tables disclose details of the Company's share options held by employees (including directors) of the Company and movements in such holdings during the year:

下表披露年內本公司僱員(包括董事)持有之本公司購股權及其變動詳情：

2003 Share Option Scheme 二零零三年購股權計劃

Date of grant 授出日期	Exercisable period 行使期	Exercise price 行使價 *HK$ 港元*	Number of share options outstanding at 4.1.2004 and 3.31.2005 於二零零四年四月一日及二零零五年三月三十一日尚未行使之購股權數目
Directors 董事			
2.23.2004 二零零四年二月二十三日	2.23.2004 to 2.22.2006 二零零四年二月二十三日至二零零六年二月二十二日	3.415	6,400,000
Employees 僱員			
2.23.2004 二零零四年二月二十三日	2.23.2004 to 2.22.2006 二零零四年二月二十三日至二零零六年二月二十二日	3.415	6,400,000
			12,800,000

Date of grant 授出日期	Exercisable period 行使期	Exercise price 行使價 *HK$ 港元*	Number of share options granted during the year and outstanding at 3.31.2004 年內授出及於二零零四年三月三十一日尚未行使之購股權數目
Directors 董事			
2.23.2004 二零零四年二月二十三日	2.23.2004 to 2.22.2006 二零零四年二月二十三日至二零零六年二月二十二日	3.415	6,400,000
Employees 僱員			
2.23.2004 二零零四年二月二十三日	2.23.2004 to 2.22.2006 二零零四年二月二十三日至二零零六年二月二十二日	3.415	6,400,000
			12,800,000

Notes To The Financial Statements
FOR THE YEAR ENDED MARCH 31, 2005

財務報表附註
截至二零零五年三月三十一日止年度

38. SHARE OPTION SCHEMES *(continued)*

38. 購股權計劃 *(續)*

2001 Share Option Scheme

二零零一年購股權計劃

Date of grant 授出日期	Exercisable period 行使期	Exercise price 行使價 *HK$* *港元*	Number of share options outstanding at 4.1.2004 and 3.31.2005 於二零零四年四月一日及二零零五年三月三十一日尚未行使之購股權數目
Directors 董事			
8.31.2001 二零零一年八月三十一日	8.31.2001 to 8.30.2006 二零零一年八月三十一日至二零零六年八月三十日	2.9888	9,000,000

Date of grant 授出日期	Exercisable period 行使期	Exercise price 行使價 *HK$* *港元*	Number of share options 購股權數目: Outstanding at 4.1.2003 於二零零三年四月一日尚未行使	Exercised during the year 年內行使	Cancelled/lapsed during the year 年內註銷/失效	Outstanding at 3.31.2004 於二零零四年三月三十一日尚未行使
Directors 董事						
8.31.2001 二零零一年八月三十一日	8.31.2001 to 8.30.2006 二零零一年八月三十一日至二零零六年八月三十日	2.9888	11,500,000	(1,750,000)	(750,000)	9,000,000
Employees 僱員						
8.31.2001 二零零一年八月三十一日	8.31.2001 to 8.30.2006 二零零一年八月三十一日至二零零六年八月三十日	2.9888	4,500,000	(3,000,000)	(1,500,000)	—
			16,000,000	(4,750,000)	(2,250,000)	9,000,000

Notes To The Financial Statements

FOR THE YEAR ENDED MARCH 31, 2005

財務報表附註

截至二零零五年三月三十一日止年度

38. SHARE OPTION SCHEMES *(continued)*

The share options were exercised on January 15, 2004. The closing price of the Company's share on January 14, 2004 was HK$2.80.

For the year ended March 31, 2004, total consideration received from the directors and employees for taking up the options granted was HK$13.

For the year ended March 31, 2005, no options were granted to or exercised by the directors or employees.

The financial impact of share options granted is not recorded in the Company's or the Group's balance sheet until such time as the options are exercised, and no charge is recognized in the consolidated income statement in respect of the value of options granted in the year. Upon the exercise of the share options, the resulting shares issued are recorded by Company as additional share capital at the nominal value of the shares, and the excess of the exercise price per share over the nominal value of the shares is recorded by the Company in the share premium account. Options which are lapsed or cancelled prior to their exercise date are deleted from the register of outstanding options.

38. 購股權計劃 *(續)*

購股權於二零零四年一月十五日獲行使。於二零零四年一月十四日，本公司股份收市價為2.80港元。

截至二零零四年三月三十一日止年度，就董事及僱員接納授出之購股權而收取之總代價為13港元。

截至二零零五年三月三十一日止年度，概無向董事或僱員授予或行使購股權。

已授出之購股權之財務影響並未記入本公司或本集團之資產負債表中，直至購股權獲行使為止，且年內概無就授出購股權之價值於綜合收益表中確認支出。當行使購股權時，所發行之股份由本公司按股份面值作為額外股本列賬，而每股行使價超過股份面值之數額由本公司於股份溢價賬中列賬。於其行使日期前失效或註銷之購股權從未行使購股權登記冊中刪除。

39. RETIREMENT BENEFITS SCHEMES

The Group operates a Mandatory Provident Fund ("MPF") scheme for qualifying employees of the Company and its subsidiaries in Hong Kong. The assets of the MPF scheme are held separately from those of the Group, in funds under the control of trustees. The Group contributes 5% of relevant payroll costs to the scheme, which contribution is matched by employees.

The Group also operates various retirement benefit schemes for qualifying employees of its overseas subsidiaries, including subsidiaries in the United Kingdom, the USA and Singapore. The assets of the retirement benefit schemes are held separately from those of the Group, in funds under control of trustees. The Group contributes 4% to 10% of the relevant payroll costs to the schemes, which contribution is matched by employees.

The Group's employees who are employed by subsidiaries in the PRC are members of the state-managed retirement benefit scheme operated by the PRC government. These subsidiaries are required to contribute a certain percentage of their payroll to the retirement benefit scheme to fund the benefits. The only obligation of the Group with respect to the retirement benefit scheme is to make the specified contributions.

39. 退休福利計劃

本集團為本公司及其位於香港之附屬公司之合資格僱員推行強制性公積金(「強積金」)計劃。強積金計劃之資產乃獨立於本集團，以信託人控制之基金形式持有。本集團就有關工資成本之5%向該計劃供款，與僱員之供款額相同。

本集團亦為其海外附屬公司(包括位於英國、美國及新加坡之附屬公司)之合資格僱員推行各種退休福利計劃。退休福利計劃之資產乃獨立於本集團，以信託人控制之基金形式持有。本集團就有關工資成本之4%至10%向該等計劃供款，與僱員之供款額相同。

受僱於中國之附屬公司之本集團僱員為中國政府所推行之國家管理退休計劃成員。該等附屬公司須將工資若干百份比作為該退休福利計劃之供款，為福利提供資金。本集團對該退休福利計劃之承擔僅為作出特定之供款。

Notes To The Financial Statements

FOR THE YEAR ENDED MARCH 31, 2005

財務報表附註

截至二零零五年三月三十一日止年度

40. PLEDGE OF ASSETS

At the balance sheet date, the following assets were pledged by the Group and the Company to secure banking and other financing facilities:

40. 資產抵押

於結算日，本集團及本公司將下列資產作為銀行及其他融資信貸之抵押：

		THE GROUP 本集團		THE COMPANY 本公司	
		2005 二零零五年 *HK$'000* *千港元*	2004 二零零四年 *HK$'000* *千港元*	**2005 二零零五年 *HK$'000* *千港元***	2004 二零零四年 *HK$'000* *千港元*
Trade and other receivables	貿易及其他應收款項	**105,494**	217,420	**—**	—
Listed securities of an associate	一間聯營公司之上市證券	**88,467**	75,199	**—**	—
Inventories	存貨	**—**	93,180	**—**	—
Land and buildings	土地及樓宇	**13,378**	12,392	**—**	—
Investments in securities	證券投資	**12,816**	813	**816**	813
Bank deposit	銀行存款	**20,014**	—	**—**	—
		240,169	399,004	**816**	813

Notes To The Financial Statements

FOR THE YEAR ENDED MARCH 31, 2005

財務報表附註

截至二零零五年三月三十一日止年度

41. POST BALANCE SHEET EVENTS

The following events occurred subsequent to the balance sheet date:

(a) On March 10, 2005, the Group and Paul Y. ITC Construction Holdings Limited ("Paul Y"), another substantial shareholder of CSHL, entered into a share sale agreement with an independent third party for the disposal of an aggregate 270,000,000 shares of CSHL (representing a 15.3% interest in CSHL or 135,000,000 shares each held by the Group and Paul Y) for a total consideration of approximately HK$52 million (the Proposed Disposal"). The completion of the Proposed Disposal is subject to the completion of a proposed group reorganization by CSHL ("CSHL Reorganization").

On April 19, 2005, a joint announcement of CSHL and the Group announced that the details of the CSHL Reorganization which, if approved and implemented, will result in, (i) CSHL continuing to be a public listed company with its subsidiaries concentrating on its business of manufacturing and trading of battery products, investments in securities and property and investment in unlisted investments; (ii) all other subsidiaries of CSHL carrying on property development and investment holding business, and all other associates of CSHL carrying on manufacturing and marketing of tires and business of providing package tour, travel and other related services being grouped under Group Dragon Investment Limited ("GDI") (a wholly owned subsidiary of CSHL) and its subsidiaries upon completion of the CSHL Reorganization; and (iii) the distribution in specie of shares in GDI to the then shareholders of CSHL on a record date to be fixed, on the basis of one GDI share for every share in CSHL after consolidation under the capital reorganization.

On the same date, the Group proposed to acquire an additional interest in GDI subject to the approval by the shareholders of the Company and the completion of the CSHL Reorganization (the "Proposed Acquisition").

Details of the Proposed Disposal and Proposed Acquisition are set out in the joint announcement of the Company dated April 19, 2005. The transaction has not yet been completed at the date of this report.

41. 結算日後事項

以下事項於結算日後出現：

(a) 於二零零五年三月十日，本集團及中策另一主要股東保華德祥建築集團有限公司(「保華德祥」)與一名獨立第三方訂立一份股份銷售協議，內容有關以總代價約52,000,000港元出售中策合共270,000,000股股份(佔本集團及保華德祥各自持有之中策15.3%權益或135,000,000股股份)(「建議出售」)。待中策完成建議之集團重組(「中策重組」)後，建議出售方告完成。

於二零零五年四月十九日，中策與本集團之聯合公佈宣佈，中策重組之資料，倘獲批准及付諸實行，將導致(i)中策繼續保持公眾上市公司之地位，其附屬公司專注於電池產品製造及銷售、證券及物業投資，以及非上市投資項目之投資項目；(ii)於中策重組完成後，中策集團旗下經營物業發展及投資控股業務之所有其他附屬公司，以及中策集團旗下經營輪胎製造及銷售、提供旅行團、旅遊及其他相關服務之業務之所有其他聯營公司將收歸群龍投資有限公司(「群龍」)(中策之一間全資附屬公司)及其附屬公司旗下；及(iii)股本重組合併後以實物方式向於待定記錄日期當時之中策股東分派群龍股份，基準為每持有一股中策股份將收取一股群龍股份。

同日，本集團擬收購群龍之額外權益，惟須經本公司股東批准及中策重組完成(「建議收購」)後，方可作實。

建議出售及建議收購之詳情載於本公司於二零零五年四月十九日刊發之聯合公佈。是次交易於本報告日期尚未完成。

Notes To The Financial Statements

FOR THE YEAR ENDED MARCH 31, 2005

41. POST BALANCE SHEET EVENTS *(continued)*

(b) In April 2005, the Group entered into a subscription agreement with Cheung Tai Hong Holdings Limited ("Cheung Tai Hong"), a public limited company with its shares listed on the Stock Exchange, to subscribe the convertible note of Cheung Tai Hong with a principal amount of HK$450 million for a total consideration of HK$450 million. Details of the subscription are set out in the Company's announcement dated April 20, 2005 and the Company's circular dated June 7, 2005.

(c) In April 2005, the Group entered into a subscription agreement with Ruili Holdings Limited ("Ruili"), a public limited company with its shares listed on the Stock Exchange, to subscribe the convertible notes of Ruili with a principal amount of HK$170 million for a total cash consideration of HK$170 million. In addition, the Group, Ruili and Tai Fook Securities Company Limited, the underwriting agent, entered into an underwriting agreement (the "Underwriting Agreement") in relation to the new issue of shares of Ruili. Pursuant to the Underwriting Agreement, the maximum number of rights shares to be taken up by the Company was 320 million rights shares at a subscription price of HK$0.10 per rights share.

As at the date of this report, the Group has subscribed 320 million rights shares of Ruili at HK$0.10 per rights share and the subscription of convertible notes has not yet been completed.

(d) In June 2005, the Group entered into various sale and purchase agreements with independent third parties for the disposal of Other Asset for an aggregate consideration of approximately HK$119 million. The transactions were completed as at the date of this report.

財務報表附註

截至二零零五年三月三十一日止年度

41. 結算日後事項 *(續)*

(b) 於二零零五年四月，本集團與祥泰行集團有限公司(「祥泰行」)訂立一份認購協議，以總代價450,000,000港元認購本金為450,000,000港元之祥泰行可兑換票據，祥泰行乃一家其股份於聯交所上市之公眾有限公司。有關認購之詳情載於本公司於二零零五年四月二十日刊發之公佈及本公司於二零零五年六月七日刊發之通函。

(c) 於二零零五年四月，本集團與瑞力控股有限公司(「瑞力」)訂立一份認購協議，以總現金代價170,000,000港元認購本金為170,000,000港元之瑞力可兑換票據，瑞力乃一家其股份於聯交所上市之公眾有限公司。此外，本集團、瑞力及大福證券有限公司(包銷代理)就瑞力新股份發行訂立一份包銷協議(「包銷協議」)。根據包銷協議，本公司將認購之供股股份數目上限為320,000,000股供股股份，認購價為每股供股股份0.10港元。

於本報告日期，本集團已認購每股供股股份0.10港元之瑞力320,000,000供股股份，惟認購可兑換票據則尚未完成。

(d) 於二零零五年六月，本集團與獨立第三方訂立若干項買賣協議，內容有關以總代價約119,000,000港元出售其他資產。於本報告日期，有關交易已完成。

Notes To The Financial Statements

FOR THE YEAR ENDED MARCH 31, 2005

財務報表附註

截至二零零五年三月三十一日止年度

42. TRANSACTIONS AND BALANCES WITH RELATED PARTIES

During the year, the Group had significant transactions with the following related parties, together with balances with them as at the balance sheet date, details of which are as follows:

42. 與有關連人士進行交易及所存之結餘

本集團於年內與下列有關連人士進行之重大交易之詳情連同於結算日在該等人士所存之結餘如下：

		2005 二零零五年 *HK$'000* *千港元*	2004 二零零四年 *HK$'000* *千港元*
Substantial shareholder and its associates:	主要股東及其聯繫人士：		
Loan receivables from the Group at end of the year *(note a)*	於年終時本集團之應收貸款 *(附註a)*	**224,233**	167,365
Loan payable by the Group at end of the year *(note a)*	於年終時本集團之應付貸款 *(附註a)*	**149,333**	149,333
Loans advanced by the Group during the year *(note a)*	年內由本集團墊支之貸款 *(附註a)*	**56,868**	140,541
Interest received and receivable by the Group *(note a)*	本集團已收及應收之利息 *(附註a)*	**12,066**	3,015
Interest paid and payable by the Group *(note a)*	本集團繳訖及應付之利息 *(附註a)*	**10,490**	12,263
Disposal of a subsidiary	出售一間附屬公司	**238**	—
Management fee income *(note c)*	管理費收入 *(附註c)*	**—**	1,182
Acquisition of property, plant and equipment *(note c)*	收購物業、機器及設備 *(附註c)*	**—**	13
Loans repaid by the Group during the year *(note a)*	年內本集團償還之貸款 *(附註a)*	**—**	(15,667)
Associates:	聯營公司：		
Rental expenses *(note b)*	租賃費用 *(附註b)*	**1,353**	1,347
Interest received and receivable by the Group *(note a)*	本集團已收及應收利息 *(附註a)*	**94**	1,507
Management fee income *(note c)*	管理費收入 *(附註c)*	**3,608**	6,677
Loans repaid to the Group during the year *(note a)*	年內償還予本集團之貸款 *(附註a)*	**—**	(41,173)

Details of balances with associates at the balance sheet date are set out in note 19.

於結算日在聯營公司之結餘詳情載於附註19。

Notes To The Financial Statements

FOR THE YEAR ENDED MARCH 31, 2005

42. TRANSACTIONS AND BALANCES WITH RELATED PARTIES *(continued)*

Notes:

a. The loans advanced to/by and the balances due by/to the Group are unsecured, bear interest at prevailing market rates and repayable in accordance with the respective loan agreements, if any.

b. The transactions were carried out at terms by reference to market prices of similar transactions.

c. The transactions were determined based on terms mutually agreed by the parties concerned.

In addition, certain banking and other facilities of the Group were secured by personal guarantee from a director of the Company, to the extent of HK$6,681,000 (2004: HK$6,441,000).

Save as disclosed above, there were no other significant transactions with related parties during the year or no significant balances with them at the balance sheet date.

財務報表附註

截至二零零五年三月三十一日止年度

42. 與有關連人士進行交易及所存之結餘 *(續)*

附註：

a. 向／由本集團墊支之貸款及本集團應付／應收之款項均為無抵押，按當時市場利率計息及根據其各自貸款協議（若有）所述年期償還。

b. 該等交易乃根據同類交易之市價而進行。

c. 該等交易乃按有關雙方共同同意之條款釐定。

此外，由本公司一名董事之個人擔保作抵押之本集團若干銀行及其他融資達6,681,000港元（二零零四年：6,441,000港元）。

除上文所披露者外，本集團於年內並無與有關連人士進行任何重大交易或於結算日時與該等人士存有重大結餘。

Notes To The Financial Statements
FOR THE YEAR ENDED MARCH 31, 2005

財務報表附註
截至二零零五年三月三十一日止年度

43. PARTICULARS OF PRINCIPAL SUBSIDIARIES AND ASSOCIATES

43. 主要附屬公司及聯營公司之詳情

Details of the Company's principal subsidiaries at March 31, 2005 are as follows:

本公司各主要附屬公司於二零零五年三月三十一日之詳情如下：

Name of subsidiary 附屬公司名稱	Place of incorporation or registration/ operation 註冊成立或登記／營運地點	Issued and fully paid share capital or contributed capital 已發行及繳足股本或實繳資本	Percentage of issued share capital/ registered capital held by 持有已發行股本／註冊資本百分比 the Company 本公司 %	subsidiaries 附屬公司 %	Equity interest held by the Group 本集團所持有之股本權益 %	Principal activities 主要業務
Hanny Magnetics (B.V.I.) Limited	The British Virgin Islands ("B.V.I.") 英屬處女群島（「英屬處女群島」）	HK$40,000,000 ordinary shares 40,000,000港元普通股	100	—	100	Investment holding 投資控股
		HK$8,000,000 preference shares 8,000,000港元優先股			—	
Hanny Magnetics Limited 錦興磁訊有限公司	Hong Kong 香港	HK$1,100,000,200 ordinary shares 1,100,000,200港元普通股	—	100	100	Investment holding and trading and marketing of computer media products and related peripherals and accessories 投資控股及買賣及推銷電腦媒體產品及有關週邊產品及配件
		HK$6,000,000 5% non-voting deferred shares *(note a)* 6,000,000港元5%無投票權遞延股份 *(附註a)*			—	

Notes To The Financial Statements

FOR THE YEAR ENDED MARCH 31, 2005

財務報表附註

截至二零零五年三月三十一日止年度

43. PARTICULARS OF PRINCIPAL SUBSIDIARIES AND ASSOCIATES *(continued)*

43. 主要附屬公司及聯營公司之詳情 *(續)*

Name of subsidiary 附屬公司名稱	Place of incorporation or registration/ operation 註冊成立或登記／營運地點	Issued and fully paid share capital or contributed capital 已發行及繳足股本或實繳資本	Percentage of issued share capital/ registered capital held by 持有已發行股本／註冊資本百分比 the Company 本公司 %	subsidiaries 附屬公司 %	Equity interest held by the Group 本集團所持有之股本權益 %	Principal activities 主要業務
Hanny Magnetics (Zhuhai) Limited *(note b)* 威望(珠海)磁訊有限公司 *(附註b)*	PRC 中國	HK$686,072,148 686,072,148港元	—	100	100	Manufacturing of magnetic media products 生產磁訊媒體產品
Memorex Canada Ltd.	Canada 加拿大	CAD2 2加元	—	68.68	45.2	Distribution of computer media products and audio and video products 分銷電腦媒體產品及影音產品
Memorex Holdings Limited	Bermuda 百慕達	US$100,000 100,000美元	—	65	65	Investment holding 投資控股
Memorex International Inc.	B.V.I./ USA 英屬處女群島／美國	US$1,000,000 1,000,000美元	—	68.68	45.2	Investment holding and holding of trademarks licenses 投資控股及持有商標許可證
Memorex Products Europe Limited	United Kingdom 英國	GBP2 2英鎊	—	68.68	45.2	Trading and distribution of computer media products and audio and video products 買賣及分銷電腦媒體產品及影音產品

Notes To The Financial Statements

FOR THE YEAR ENDED MARCH 31, 2005

財務報表附註

截至二零零五年三月三十一日止年度

43. PARTICULARS OF PRINCIPAL SUBSIDIARIES AND ASSOCIATES *(continued)*

43. 主要附屬公司及聯營公司之詳情*(續)*

Name of subsidiary 附屬公司名稱	Place of incorporation or registration/ operation 註冊成立或登記/營運地點	Issued and fully paid share capital or contributed capital 已發行及繳足股本或實繳資本	Percentage of issued share capital/ registered capital held by 持有已發行股本/註冊資本百分比 the Company 本公司 %	subsidiaries 附屬公司 %	Equity interest held by the Group 本集團所持有之股本權益 %	Principal activities 主要業務
Memorex Products, Inc.	USA 美國	US$79,001,000 79,001,000美元	—	68.68	45.2	Trading and distribution of computer media products and audio and video products 買賣及分銷電腦媒體產品及影音產品
Rich Life Holdings Pte Limited	Singapore 新加坡	S$2 2坡元	—	100	100	Investment holding 投資控股
Well Orient Limited 威倫有限公司	Hong Kong 香港	HK$2 2港元	—	100	100	Investment holding 投資控股
Ultimate Strategy Limited	B.V.I. 英屬處女群島	US$1 1美元	—	100	100	Investment holding 投資控股
Zhuhai Hanny Property Investment Limited 珠海錦興產業園投資有限公司	B.V.I. 英屬處女群島	US$1 1美元	—	100	100	Holding of land development project held for resale 持有土地開發項目以供轉售

Notes:

a. The holders of the 5% non-voting deferred shares are not entitled to receive notice of or to attend or vote at any general meetings of the company. The non-voting deferred shares practically carry no rights to dividends or to participate in any distribution on winding up.

b. The company is registered in the form of wholly-owned foreign investment enterprise.

附註：

a. 5%無投票權遞延股份之持有人無權收取該公司任何股東大會之通告或出席大會或於會上投票。無投票權遞延股份實際上並無附有任何權利獲派股息或在清盤時獲得任何分派。

b. 該公司以外資全資企業形式登記。

Notes To The Financial Statements

FOR THE YEAR ENDED MARCH 31, 2005

財務報表附註

截至二零零五年三月三十一日止年度

43. PARTICULARS OF PRINCIPAL SUBSIDIARIES AND ASSOCIATES *(continued)*

43. 主要附屬公司及聯營公司之詳情 *(續)*

None of the subsidiaries had any debt securities outstanding at the end of the year or at any time during the year.

以上各附屬公司於年終或年內任何時間，概無任何未償還債務證券。

Details of the Group's principal associates which were all held indirectly by the Company at March 31, 2005 are as follows:

本集團之主要聯營公司(均由本公司間接持有)於二零零五年三月三十一日之詳情如下：

Name of associate 聯營公司名稱	Form of business structure 企業結構形式	Place of incorporation/ operation 註冊成立／營運地點	Proportion of equity interest attributable to the Group 本集團應佔股本權益比例 %	Principal activities 主要業務
China Strategic Holdings Limited 中策集團有限公司	Corporate 企業	Hong Kong 香港	29.36	Investment holding 投資控股
PSC Corporation Ltd 普威集團有限公司	Corporate 企業	Singapore 新加坡	21.71	Supply of household consumer products 供應家用消費品

The above tables list the subsidiaries and associates of the Group which, in the opinion of the directors, principally affected the results of the Group for the year or formed a substantial portion of the net assets of the Group at the end of the year. To give details of other subsidiaries and associates would, in the opinion of the directors, result in particulars of excessive length.

上表列載之本集團附屬公司及聯營公司，乃董事認為主要影響本集團年內之業績或構成本集團年終資產淨值重大部份之公司。董事認為，詳載其他附屬公司及聯營公司會導致篇幅過於冗長。

Financial Summary

財務摘要

Results

業績

		Year ended March 31, 截至三月三十一日止年度				
		2001 二零零一年 HK$'000 千港元	2002 二零零二年 HK$'000 千港元	2003 二零零三年 HK$'000 千港元 (Note) (附註)	2004 二零零四年 HK$'000 千港元	**2005 二零零五年 *HK$'000* 千港元**
Turnover	營業額	3,595,783	4,373,909	4,162,804	5,025,930	**5,676,459**
Profit (loss) before income tax	除所得稅前溢利(虧損)	(574,129)	(75,044)	(570,474)	121,639	**22,343**
Income tax expense	所得稅支出	22,871	2,686	36,041	27,846	**121,644**
Profit (loss) before minority interests	未計少數股東權益前溢利(虧損)	(597,000)	(77,730)	(606,515)	93,793	**(99,301)**
Minority interests	少數股東權益	(7,635)	24,725	42,105	80,493	**61,624**
Profit (loss) for the year	本年度溢利(虧損)	(589,365)	(102,455)	(648,620)	13,300	**(160,925)**

Assets and liabilities

資產及負債

		At March 31, 於三月三十一日				
		2001 二零零一年 HK$'000 千港元	2002 二零零二年 HK$'000 千港元	2003 二零零三年 HK$'000 千港元 (Note) (附註)	2004 二零零四年 HK$'000 千港元	**2005 二零零五年 *HK$'000* 千港元**
Non-current assets	非流動資產	1,826,001	1,671,193	1,604,463	1,643,529	**1,285,558**
Net current assets	流動資產淨值	647,823	801,566	477,410	645,756	**1,131,480**
		2,473,824	2,472,759	2,081,873	2,289,285	**2,417,038**
Shareholders' funds	股東資金	2,169,293	2,247,168	1,729,567	1,873,181	**1,807,311**
Minority interests	少數股東權益	182,623	214,611	174,598	405,157	**449,617**
Non-current liabilities	非流動負債	121,908	10,980	177,708	10,947	**160,110**
		2,473,824	2,472,759	2,081,873	2,289,285	**2,417,038**

Note:

The summary of the results, assets and liabilities of the Group for the years ended March 31, 2002 and 2001 have not been restated upon the adoption of Statement of Standard Accounting Practice 12 (Revised) "Income Taxes" as the directors of the Company are of the opinion that the restatement would involve cost not in proportion to the benefit of the Group.

附註：

由於本公司董事認為重列所涉及之成本與本集團之利益並不相稱，故本集團截至二零零二年及二零零一年三月三十一日止年度之業績、資產及負債之概要於採納會計實務準則第12號(經修訂)「所得稅」後一直並無重列。

Corporate Information

公司資料

BOARD OF DIRECTORS

Executive Directors

Dr. Chan Kwok Keung, Charles	*(Chairman)*
Dr. Yap, Allan	*(Managing Director)*
Mr. Lui Siu Tsuen, Richard	*(Deputy Managing Director)*
Mr. Chan Kwok Hung	

Non-Executive Directors

Mr. Fok Kin-ning, Canning	
Mr. Ip Tak Chuen, Edmond	
Mr. Cheung Hon Kit	
Ms. Shih, Edith	*(alternate to Mr. Fok Kin-ning, Canning)*

Independent non-executive Directors

Mr. Yuen Tin Fan, Francis
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph

AUDIT COMMITTEE

Mr. Cheung Hon Kit
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph

QUALIFIED ACCOUNTANT

Mr. Lui Siu Tsuen, Richard

COMPANY SECRETARY

Ms. Cheng Wai Chu, Judy

AUDITORS

Deloitte Touche Tohmatsu
Certified Public Accountants
26th Floor, Wing On Centre
111 Connaught Road Central
Hong Kong

PRINCIPAL BANKERS

Bank of America, U.S.A.
Bank of China (Hong Kong) Limited
Citic Ka Wah Bank Limited
Hang Seng Bank Limited
Wing Hang Bank, Ltd.

PRINCIPAL REGISTRAR

The Bank of Bermuda Limited
6 Front Street
Hamilton HM 11
Bermuda

BRANCH REGISTRAR

Secretaries Limited
Ground Floor
Bank of East Asia Harbour View Centre
56 Gloucester Road, Wanchai
Hong Kong

REGISTERED OFFICE

Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

PRINCIPAL OFFICE

8th Floor, Paul Y. Centre,
51 Hung To Road,
Kwun Tong, Kowloon, Hong Kong
Tel : (852) 2372 0722
Fax : (852) 2304 4236

STOCK CODE

The Stock Exchange of Hong Kong Limited: 275

董事會

執行董事

陳國強博士	*(主席)*
Yap, Allan博士	*(董事總經理)*
呂兆泉先生	*(副董事總經理)*
陳國鴻先生	

非執行董事

霍建寧先生	
葉德銓先生	
張漢傑先生	
施熙德女士	*(霍建寧先生之替代董事)*

獨立非執行董事

袁天凡先生
郭嘉立先生
黃景霖先生

審核委員會

張漢傑先生
郭嘉立先生
黃景霖先生

合資格會計師

呂兆泉先生

公司秘書

鄭慧珠女士

核數師

德勤•關黃陳方會計師行
執業會計師
香港
干諾道中111號
永安中心26樓

主要往來銀行

Bank of America, 美國
中國銀行(香港)有限公司
中信嘉華銀行有限公司
恒生銀行有限公司
永亨銀行有限公司

主要過戶登記處

The Bank of Bermuda Limited
6 Front Street
Hamilton HM 11
Bermuda

過戶登記分處

秘書商業服務有限公司
香港
灣仔告士打道56號
東亞銀行港灣中心地下

註冊辦事處

Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

主要辦事處

香港九龍
觀塘鴻圖道51號
保華企業中心8樓
電話 ： (852) 2372 0722
傳真 ： (852) 2304 4236

股份代號

香港聯合交易所有限公司：275

HANNY

VISIONS AHEAD

REGISTERED OFFICE
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

PRINCIPAL OFFICE
8th Floor, Paul Y. Centre
51 Hung To Road, Kwun Tong
Kowloon, Hong Kong
Tel : (852) 2372 0722
Fax : (852) 2304 4236

STOCK CODE 275